FINANCIAL STATEMENTS 2012

Banco Santander Chile

Santander

Deloitte Auditores y Consultores Limitada RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Banco Santander Chile

We have audited the accompanying consolidated financial statements of Banco Santander Chile and its subsidiaries (the "Bank"), which comprise the consolidated statements of financial position as of December 31, 2012 and 2011, and the related consolidated statements of income, statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Banco Santander Chile and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions.

Other matters

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

January 21, 2013

Santiago, Chile

Mauricio Farías N.

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2012	2011
	NOTE	MCh$	MCh$

ASSETS
Cash and deposits in banks	5	1,250,414	2,793,701
Cash items in process of collection	5	520,267	276,454
Trading investments	6	338,287	409,763
Investments under resale agreements	7	6,993	12,928
Financial derivative contracts	8	1,293,212	1,601,896
Interbank loans, net	9	90,527	87,541
Loans and accounts receivable from customers, net	10	18,325,957	16,823,407
Available for sale investments	12	1,826,158	1,661,311
Held to maturity investments	12	-	-
Investments in other companies	13	7,614	8,728
Intangible assets	14	87,347	80,739
Property, plant, and equipment	15	162,214	153,059
Current taxes	16	10,227	37,253
Deferred taxes	16	186,210	147,754
Other assets	17	656,200	546,470
TOTAL ASSETS		24,761,627	24,641,004
LIABILITIES
Deposits and other demand liabilities	18	4,970,019	4.413.815
Cash items in process of being cleared	5	284,953	89.486
Obligations under repurchase agreements	7	304,117	544.381
Time deposits and other time liabilities	18	9,112,213	8.921.114
Financial derivative contracts	8	1,146,161	1.292.402
Interbank borrowings	19	1,438,003	1.920.092
Issued debt instruments	20	4,571,289	4.623.239
Other financial liabilities	20	192,611	176.599
Current taxes	16	525	1.498
Deferred taxes	16	9,544	5.315
Provisions	22	220,993	219.063
Other liabilities	23	341,274	398.977

TOTAL LIABILITIES		22,591,702	22,605,981
EQUITY

Attributable to the Bank’s shareholders:		2,135,660	2,001,222
Capital	25	891,303	891,303
Reserves	25	976,561	802,528
Other comprehensive income	25	(3,781)	2,832
Retained Earnings	25	271,577	304,559
Retained earnings of prior years	25	-	-
Income for the period	25	387,967	435.084
Minus: Provision for mandatory dividends	25	(116,390)	(130.525)
Non-controlling interest	27	34,265	33,801

TOTAL EQUITY		2,169,925	2,035,023

TOTAL LIABILITIES AND EQUITY		24,761,627	24,641,004

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME

For the years ended

		December 31,
		2012	2011
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	28	1,890,953	1,768,735
Interest expense	28	(848,219)	(796,435)

Net interest income		1,042,734	972,300

Fee and commission income	29	360,427	363,041
Fee and commission expense	29	(89,855)	(85,205)

Net fee and commission income		270,572	277,836

Net income from financial operations (net trading income)	30	(64,079)	170,857
Foreign exchange profit (loss), net	31	146,378	(76,660)
Other operating income	36	19,758	27,100

Net operating profit before loan losses		1,415,363	1,371,433

Provision for loan losses	32	(366,702)	(282,527)

NET OPERATING PROFIT		1,048,661	1,088,906

Personnel salaries and expenses	33	(300,298)	(280,613)
Administrative expenses	34	(183,379)	(166,825)
Depreciation and amortization	35	(56,369)	(53,466)
Impairment	35	(90)	(116)
Other operating expenses	36	(65,105)	(66,558)

Total operating expenses		(605,241)	(567,578)

OPERATING INCOME		443,420	521,328

Income from investments in other companies	13	267	2,140

Income before tax		443,687	523,468

Income tax expense	16	(51,095)	(83,453)

NET INCOME FOR THE PERIOD		392,592	440,015

Attributable to:
Bank shareholders (Equity holders of the Bank)		387,967	435,084
Non-controlling interest	27	4,625	4,931

Earnings per share attributable to Bank shareholders:
(expressed in Chilean pesos)
Basic earnings	25	2,059	2,309
Diluted earnings	25	2,059	2,309

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended

		December 31,
		2012	2011
	NOTE	MCh$	MCh$

CONSOLIDATED INCOME FOR THE PERIOD		392,592	440,015

OTHER COMPREHENSIVE INCOME

Available for sale investments	12	(13,060)	21,639
Cash flow hedge	25	4,921	(11,564)

Other comprehensive income before income tax		(8,139)	10,075

Income tax related to other comprehensive income	16	1,572	(1,880)

Total other comprehensive (loss) income		(6,567)	8,195

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		386,025	448,210

Attributable to:
Bank shareholders (Equity holders of the Bank)		381,354	443,096
Non-controlling interest	27	4,671	5,114

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2012 and 2011

		RESERVES		ACCUMULATED OTHER COMPREHENSIVE INCOME			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effect	Retained earnings of prior years	Income for the period	Provision for mandatory dividends	Total attributable to Bank shareholders	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2010	891,303	613,891	(2,224)	(18,341)	11,958	1,203	-	477,155	(143,147)	1,831,798	31,809	1,863,607
Distribution of income from previous period	-	-	-	-	-	-	477,155	(477,155)	-	-	-	-
Balances as of January 1, 2011	891,303	613,891	(2,224)	(18,341)	11,958	1,203	477,155	-	(143,147)	1,831,798	31,809	1,863,607
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(286,294)	-	143,147	(143,147)	(3,122)	(146,269)
Other changes in equity	-	190,861	-	-	-	-	(190,861)	-	-	-	-	-
Provisions for mandatory dividends	-	-	-	-	-	-	-	-	(130,525)	(130,525)	-	(130,525)
Subtotals	-	190,861	-	-	-	-	(477,155)	-	12,622	(273,672)	(3,122)	(276,794)
Other comprehensive income	-	-	-	21,418	(11,564)	(1,842)	-	-	-	8,012	183	8,195
Income for the period	-	-	-	-	-	-	-	435,084	-	435,084	4,931	440,015
Subtotals	-	-	-	21,418	(11,564)	(1,842)	-	435,084	-	443,096	5,114	448,210
Equity as of December 31, 2011	891,303	804,752	(2,224)	3,077	394	(639)	-	435,084	(130,525)	2,001,222	33,801	2,035,023

Equity as of December 31, 2011	891,303	804,752	(2,224)	3,077	394	(639)	-	435,084	(130,525)	2,001,222	33,801	2,035,023
Distribution of income from previous period	-	-	-	-	-	-	435,084	(435,084)	-	-	-	-
Balances as of January 1, 2012	891,303	804,752	(2,224)	3,077	394	(639)	435,084	-	(130,525)	2,001,222	33,801	2,035,023
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions / Withdrawals made	-	-	-	-	-	-	(261,051)	-	130,525	(130,526)	(4,207)	(134,733)
Other changes in equity	-	174,033	-	-	-	-	(174,033)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(116,390)	(116,390)	-	(116,390)
Subtotals	-	174,033	-	-	-	-	(435,084)	-	14,135	(246,916)	(4,207)	(251,123)
Other comprehensive income	-	-	-	(13,118)	4,921	1,584	-	-	-	(6,613)	46	(6,567)
Income for the period	-	-	-	-	-	-	-	387,967	-	387,967	4,625	392,592
Subtotals	-	-	-	(13,118)	4,921	1,584	-	387,967	-	381,354	4,671	386,025
Balances as of December 31, 2012	891,303	978,785	(2,224)	(10,041)	5,315	945	-	387,967	(116,390)	2,135,660	34,265	2,169,925

	Total attributable to Bank shareholders	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of	Dividend per share
Period	MCh$	MCh$	MCh$	%	shares	(in pesos)

Year 2011 (Shareholders Meeting April 2012)	435,084	174,033	261,051	60	188,446,126,794	1,385

Year 2010 (Shareholders Meeting April 2011)	477,155	190,861	286,294	60	188,446,126,794	1,519

Financial Statements 2012 / Banco Santander Chile 8

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
		2012	2011
	NOTE	MCh$	MCh$

A - CASH FLOWS FROM OPERATING ACTIVITIES
CONSOLIDATED INCOME BEFORE TAX		443,687	523,468
Debits (credits) to income that do not represent cash flows		(887,722)	(916,135)
Depreciation and amortization	35	56,369	53,466
Impairment of property, plant, and equipment	15	90	116
Provision for loan losses	32	399,717	318,352
Mark to market of trading investments		(9,978)	(5,331)
Income from investments in other companies	13	(267)	(2,140)
Net gain on sale of assets received in lieu of payment	36	(9,307)	(13,980)
Provisions for assets received in lieu of payment	36	3,902	3,169
Net gain on sale of investments in other companies	36	(599)	-
Net gain on sale of property, plant and equipment	36	(9,194)	(11,863)
Charge off of assets received in lieu of payment	36	9,180	9,878
Net interest income	28	(1,042,734)	(972,300)
Net fee and commission income	29	(270,572)	(277,836)
Changes to income that do not represent cash flows		18,324	14,130
Changes in assets and liabilities due to deferred taxes	16	(32,653)	(31,796)

Increase/decrease in operating assets and liabilities		(574,017)	1,872,978
Increase of loans and accounts receivables from customers, net		(1,272,687)	(1,498,981)
Increase of foreign investments		(93,372)	(217,426)
Proceeds from maturity of resale agreements (assets)		5,935	158,057
Increase of Interbank loans		(2,985)	(17,869)
Decrease of assets received or awarded in lieu of payment		45,280	45,773
Increase of debits in customers checking accounts		462,367	213,424
Increase of time deposits and other time liabilities		195,535	1,652,580
Increase obligations with domestic banks		-	-
Increase (decrease) of other demand liabilities or time obligations		93,838	(36,043)
Increase (decrease) of obligations with foreign banks		(481,677)	336,614
Decrease of obligations with Central Bank of Chile		(412)	(497)
Increase (decrease) due to repurchase agreements (liabilities)		(240,264)	249,656
Increase by other financial liabilities		16,012	10,310
Net increase of other assets and liabilities		(631,817)	(411,734)
Redemption of letters of credit		(45,830)	(86,747)
Senior bond issuances		623,457	590,250
Redemption of senior bonds and payments of interest		(507,369)	(283,570)
Interest received		1,910,729	1,787,128
Interest paid		(871,130)	(813,125)
Dividends received from investments in other companies	13	896	795
Fees and commissions received	29	360,427	363,041
Fees and commissions paid	29	(89,855)	(85,205)
Income tax paid	16	(51,095)	(83,453)
Net cash flow (used in) provided by operating activities		(1,018,052)	1,480,311

Financial Statements 2012 / Banco Santander Chile 9

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOW

For the years ended

		December 31,
		2012	2011
	NOTE	MCh$	MCh$

B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	15	(36,738)	(26,689)
Sales of property, plant, and equipment	15	6,573	8,645
Purchases of investments in other companies	13	(61)	-
Sales of investments in other companies	13	401	-
Purchases of intangibles assets	14	(42,261)	(34,051)
Net cash flow used in investment activities		(72,086)	(52,095)

C - CASH FLOW FROM FINANCING ACTIVITIES:
From shareholders’ financing activities		(396,932)	(209,715)
Issuance of subordinated bonds		-	111,458
Redemption of subordinated bonds and payments of interest		(135,881)	(34,879)
Dividends paid		(261,051)	(286,294)
From non-controlling-interest financing activities		(4,207)	(3,122)
Dividends and/or withdrawals paid		(4,207)	(3,122)
Net cash flow used in financing activities		(401,139)	(212,837)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(1,491,277)	1,215,379

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(3,664)	(71,151)

F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,980,669	1,836,441

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	1,485,728	2,980,669

	December 31,
	2012	2011
Reconciliation of provisions for the Consolidated Statements of Cash Flow	MCh$	MCh$

Provisions for loan losses for cash flow purposes	399,717	318,352
Recovery of loans previously charged off	(33,015)	(35,825)
Provisions for loan losses - net	366,702	282,527

Financial Statements 2012 / Banco Santander Chile 10

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile (formerly Banco Santiago) is a corporation (sociedad anónima bancaria) organized under the laws of the Republic of Chile, headquartered at Bandera #140, Santiago, which provides a broad range of general banking services to its customers, from individuals to major corporations. Banco Santander Chile and its affiliates (collectively referred to herein as the “Bank” or “Banco Santander Chile”) offer commercial and consumer banking services, as well as other services, including factoring, collection, leasing, securities and insurance brokerage, mutual and investment fund management, and investment banking.

A Special Meeting of Shareholders of Banco Santiago was held on July 18, 2002, the minutes of which were notarized as a public deed on July 19, 2002 at the Notarial Office of Santiago before Notary Nancy de la Fuente Hernández, and it was agreed to merge Banco Santander Chile with Banco Santiago by merging the former into the latter, which acquired the former’s assets and liabilities. It was likewise agreed to dissolve Banco Santander Chile in advance and change the name of Banco Santiago to Banco Santander Chile. This change was authorized by Resolution No.79 of the Superintendency of Banks and Financial Institutions (SBIF), adopted on July 26, 2002, published in the Official Journal on August 1, 2002 and registered on page 19,992 under number 16,346 for the year 2002 in the Registry of Commerce of the Curator of Real Estate of Santiago.

In addition to the amendments to the bylaws discussed above, the bylaws have been amended on multiple occasions, the last time at the Special Shareholders Meeting of April 24, 2007, the minutes of which were notarized as a public deed on May 24, 2007 at the Notarial Office of Nancy de la Fuente Hernández. This amendment was approved pursuant to Resolution No.61 of June 6, 2007 of the Superintendency of Banks and Financial Institutions. An extract thereof and the resolution were published in the Official Journal of June 23, 2007 and registered in the Registry of Commerce for 2007 on page 24,064 under number 17,563 of the aforementioned Curator.

Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander-Chile Holding S.A., which are controlled subsidiaries by Banco Santander Spain. As of December 31, 2012 Banco Santander Spain owns or controls directly and indirectly 99.5% of the Santander-Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This gives Banco Santander Spain control over 67,18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. The General Banking Law set out in its article 15, that banks must applied accounting standards established by SBIF. In any other matter not covered therein, they must apply general accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which coincide with International Financial Reporting Standards (IFRS). In the event of discrepancies between the accounting policies and accounting standards issued by the SBIF (Compendium of Accounting Standards), the latter shall prevail.

The notes to the financial statements contain additional information to that presented in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows. The notes provide narrative descriptions or disaggregation of items presented in those statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements consolidate the separate (individual) financial statements of the Bank and the companies that participate in the consolidation as of December 31, 2012 and 2011; and include the adjustments, reclassifications and eliminations needed to comply with the accounting policies and valuation criteria established by the Compendium of Accounting Regulations issued by the SBIF.

Financial Statements 2012 / Banco Santander Chile 11

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

i.	Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the ability to exercise control, which is generally but not exclusively reflected by the direct or indirect ownership of at least 50% of the investee’s voting rights, or even if this percentage is lower or zero when the Bank is granted control pursuant to agreements with the investee’s shareholders. Control is the power to govern the financial and operating policies of an entity, so as to benefit from its activities

The financial statements of subsidiaries are consolidated with those of the Bank. Accordingly, all the balances and transactions between the consolidated companies are eliminated through the consolidation process.

In addition, third parties’ share in the Consolidated Bank’s equity are presented as “Non-controlling interests” in the Consolidated Statement of Financial Position. Their share in the income for the year is presented as “Atributable to non-controlling interests” in the Consolidated Statement of Income.

The following companies are considered “Subsidiaries” over which the Bank has the ability to exercise control and are therefore within the scope of consolidation:

	Percentage Share
	As of December 31
	2012			2011
Subsidiaries	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %

Santander Corredora de Seguros Limitada	99.75	0.01	99.76	99.75	0.01	99.76
Santander S.A. Corredores de Bolsa	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asset Management S.A. Administradora General de Fondos	99.96	0.02	99.98	99.96	0.02	99.98
Santander Agente de Valores Limitada	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	99.64	-	99.64	99.64	-	99.64
Santander Servicios de Recaudación y Pagos Limitada	99.90	0.10	100.00	99.90	0.10	100.00

ii.	Special Purpose Entities

According to IFRS, the Bank must continuously analyze its scope of consolidation. The key criteria for such analysis is the degree of control held by the Bank over a given entity, not the percentage of ownership interest in such entity’s equity.

In particular, as set forth by International Accounting Standard 27 “Consolidated and Separate Financial Statements” (IAS 27) and by the Standing Interpretations Committee 12 “Consolidation – Special Purpose Entities” (SIC 12), issued by the IASB, the Bank must determine the existence of Special Purpose Entities (SPEs), which must be included in its scope of consolidation. The following are the main criteria for SPEs that should be included in the scope of consolidation:

The SPEs’ activities have essentially been conducted on behalf of the company that presents the consolidated financial statements and in response to its specific business needs.

The necessary decision making authority is held to obtain most of the benefits from these entities’ activities, as well as the rights to obtain most of the benefits or other advantages from such entities.

The entity essentially retains most of the risks inherent to the ownership or residual interest of the SPEs or its assets, for the purpose of obtaining the benefits from its activities.

This assessment is based on methods and procedures which consider the risks and rewards retained by the Bank, for which all the relevant factors, including the guarantees furnished or the losses associated with collection of the related assets retained by the Bank, are taken into account. As a consequence of this assessment, the Bank concluded that it exercised control over the following entities, which are included within the scope of consolidation:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services).
-	Multinegocios S.A. (management of sales force)
-	Servicios Administrativos y Financieros Limitada (management of sales force).
-	Fiscalex Limitada (collection services).
-	Multiservicios de Negocios Limitada (call center).
-	Bansa Santander S.A.

Financial Statements 2012 / Banco Santander Chile 12

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Associates

Associates are those entities over which the Bank exercises significant influence, usually because it holds 20% or more of the entity’s voting power. Investments in associates are accounted for using the “equity method.”

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

	Percent ownership share
	As of December 31
Associates	2012	2011
Redbanc S.A.	33.43%	33.43%
Transbank S.A. (*)	25.00%	32.71%
Centro de Compensación Automatizado	33.33%	33.33%
Sociedad Interbancaria de Depósito de Valores S.A.	29.28%	29.28%
Cámara Compensación de Alto Valor S.A. (*)	14.44%	12.65%
Administrador Financiero del Transantiago S.A.	20.00%	20.00%
Sociedad Nexus S.A.	12.90%	12.90%

(*) see details on Note 13 Purchase of Shares

In the case of Nexus S.A. and Cámara Compensación de Alto Valor S.A., Banco Santander Chile has a representative on the Board of Directors. According to this, the Bank has concluded that it exerts significant influence over those entities.

iv.	Share or rights in other companies

Correspond to entities over which the Bank has no control or significant influence. These holdings are shown at purchase value (historical cost).

c)	Non-controlling interest

Non-controlling interest represents the portion of gains and losses and net assets not attributable,directly or indirectly, to the Bank. It is presented as “Atributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders equity in the Consolidated Statement of Financial Position.

In the case of Special Purpose Entities (SPEs), 100% of their Income and Equity is presented in Non-controlling interest, since the Bank only has control but not actual ownership thereof.

d)	Operating segments

The Bank discloses separate information for each operating segment that:

i.	has been identified;
ii.	exceeds the quantitative thresholds required for a segment.

Operating segments with similar economic characteristics often have a similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with the basic policies of the International Financial Reporting Standards 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Financial Statements 2012 / Banco Santander Chile 13

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	Its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

ii.	The absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss and; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	Its assets represent 10% or more of the combined assets of all operating segments.

Operating segments that do not meet any of the quantitative thresholds may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it would be useful to users of the financial statements.

Information about other business activities and operating segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were determined under the following definitions:

An operating segment is a component of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);

ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and

iii.	For which discrete financial information is available.

e)	Functional and presentation currency

According to International Accounting Standard No.21 “The Effects of Changes in Foreign Exchange Rates” (IAS 21), the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenues structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency.”

f)	Foreign currency transactions

The Bank grants loans and accepts deposits in amounts denominated in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and only held by the Bank are translated to Chilean pesos based on the market rate published by “Reuters rate” at 1:30 p.m. on the last business day of every month; the rate used was Ch$478.85 per US$1 as of December 31, 2012 (Ch$520.35 per US$1 as of December 31, 2011 for the Bank and Ch$521.46 per US$1 for subsidiaries who used the observed exchange rate informed by the Central Bank of Chile until 2011). The Bank, after an assessment, concludes that there are not significant differences arising from the use of that exchange rate as of December 31, 2011 in comparison with the Reuters rate at that date.

The amounts of net foreign exchange profits and losses include recognition of the effects that exchange rate fluctuations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

Financial Statements 2012 / Banco Santander Chile 14

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

A “Financial derivative” is a financial instrument whose value changes in response to the changes in an observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

ii.	Classification of financial assets for measurement purposes

The financial assets are initially classified into the various categories used for management and measurement purposes.

Financial assets are included for measurement purposes in one of the following categories:

-	Portfolio of trading investments (at fair value through profit and loss): this category includes the financial assets acquired for the purpose of generating profits in the short term from fluctuations in their prices. This category includes the portfolio of trading investments and financial derivative contracts not designated as hedging instruments.

-	Available for sale investment portfolio: debt instruments not classified as “held-to-maturity investments,” “Credit investments (loans and accounts receivable from customers or interbank loans)” or “Financial assets at fair value through profit or loss.” Available for sale (AFS) investments are initially recorded at cost, which includes transaction costs that are directly attributable to the acquisition. AFS instruments are subsequently measured at fair value, or based on appraisals made with the use of internal models when appropriate. Unrealized gains or losses arising from changes in fair value are recorded as a debit or credit in Other Comprehensive Income under the heading “Other comprehensive income” within equity. When these investments are disposed of or become impaired, the cumulative gains or losses previously recognized in Other Comprehensive Income are transferred to the Consolidated Statement of Income under “Net income from financial operations.”

-	Held to maturity instruments portfolio: this category includes debt securities traded on an active market, with a fixed maturity, and with fixed or determinable payments, for which the Bank has both the intent and a proven ability to hold to maturity. Held to maturity investments are recorded at their amortized cost plus interest earned, less any impairment losses established when their carrying amount exceeds the present value of estimated future cash flows, using the effective interest method.

-	Credit investments (loans and accounts receivable from customers or interbank loans): this category includes financing granted to third parties, based on their nature, regardless of the class of borrower and the form of financing. Includes loans and accounts receivable from customers, interbank loans, and financial lease transactions in which the Bank acts as lessor. Loans and receivable shall be measured at amortised cost using the effective interest method.

Financial Statements 2012 / Banco Santander Chile 15

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by their nature into the following line items in the consolidated financial statements:

-	Cash and deposits in banks: This line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions.

-	Cash items in process of collection: This item includes the values of executed transactions which contractually defer the payment of purchase-sale transactions or the delivery of the foreign currency acquired.

-	Trading investments: This item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-	Investment under resale agreements: This item includes the balances of purchase of financial instruments under resale agreements.

-	Financial derivative contracts: Financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or hedging, as shown in Note 8 to the Consolidated Financial Statements.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value of derivatives designated as hedging instruments in hedge accounting, including the embedded derivatives separated from the hybrid financial instruments designated as hedging instruments in hedge accounting.

-	Interbank loans: This item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in the preceding items.

-	Loans and accounts receivables from customers: These loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and benefits incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers.

-	Investment instruments: These are classified into two categories; held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment category includes only those instruments for which the Bank has the ability and intent to hold them until their maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

The financial liabilities are initially classified into the various categories used for management and measurement purposes.

Financial liabilities are included, for measurement purposes, in one of the following categories:

-	Financial liabilities held for trading (at fair value through profit or loss): financial liabilities issued to generate short-term profits from fluctuations in their prices, financial derivatives not deemed to qualify for hedge accounting and financial liabilities arising from firm commitment of financial assets purchased under repurchase agreements or borrowed (“short positions”).

-	Financial liabilities at amortized cost: financial liabilities, regardless of their class and maturity, not included in any of the aforementioned categories which arise from the borrowing activities of financial institutions.

Financial Statements 2012 / Banco Santander Chile 16

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v.	Classification of financial liabilities for presentation purposes

The financial liabilities are classified by their nature into the following line items in the consolidated statements of financial position:

-	Deposits and other demand liabilities This item includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: This item includes the balances of asset purchases that are not settled on the same day and for sales of foreign currencies not delivered.

-	Obligations under repurchase agreements: This item includes the balances of sales of financial instruments under repurchase and loan agreements. According to actual applicable regulation, the Bank does not record instruments acquired under repurchase agreements in its own portfolio.

-	Time deposits and other demand liabilities: This item shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: This item includes financial derivative contracts with negative fair values (i.e. against the Bank), whether they are for trading or hedge accounting, as set forth in Note 8.

-	Trading derivatives: Includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-	Hedging derivatives: Includes the fair value of the derivatives designated as hedging instruments, including embedded derivatives separated from hybrid financial instruments and designated as hedging instruments.

-	Interbank borrowings: This item includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, which were not classified in any of the previous categories.

-	Debt instruments issued: This encompasses three items; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in the local and foreign market.

-	Other financial liabilities: This item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

h)	Valuation of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recorded at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss includes transaction costs. Subsequently, and at the end of each reporting period, they are measured pursuant to the following criteria:

i.	Valuation of financial assets

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred for their sale, except for loans and accounts receivable.

The “fair value” of a financial instrument on a given date is the amount for which it could be bought or sold on that date between knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of a financial instrument is the price that would be paid on an active, transparent, and deep market (“quoted price” or “market price”).

Financial Statements 2012 / Banco Santander Chile 17

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

If there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, considering the specific features of the instrument to be valued and, particularly, the various classes of risk associated with it.

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value from their trade date. If their fair value is positive, they are recorded as an asset, and if their fair value is negative, they are recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in fair value of derivatives from the trade date are recorded in “Net income from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined by using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. In addition, the Credit Valuation Adjustment or CVA is included within the fair value of derivative instruments, so that the fair value of each instrument includes the credit risk of its counterpart.

“Loans and accounts receivable from customers” and “Held-to-maturity investments” are measured at amortized cost using the “effective interest method.” “Amortized cost” is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged is recorded in “Net income from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, are a part of the financial return. For floating-rate financial instruments, the effective interest rate coincides with the rate of return prevailing until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying assets and are settled by delivery of those instruments are measured at acquisition cost, adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recorded represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets leased out under leasing and rental agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those financial liabilities designated as hedged items or hedging instruments and financial liabilities held for trading, which are measured at fair value.

Financial Statements 2012 / Banco Santander Chile 18

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed, the Management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs and, in very specific cases, they use significant inputs not observable in market data. Various techniques are employed to make these estimates, including the extrapolation of observable market data.

The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2012 and 2011 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly “forwards” and “swaps”), the “present value” method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments arising from the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

iv.	Recording results

As a general rule, changes in the carrying amount of financial assets and liabilities are recorded in the Consolidated Statement of Income, distinguishing between those arising from the accrual of interest, which are recorded under interest income or interest expense as appropriate, and those arising for other reasons, which are recorded at their net amount under “Net income from financial operations”.

In the case of trading investments, the fair value adjustments, interest income, indexation adjustment and foreign exchange, are included in the Consolidated Statement of Income under “Net income from financial operations.”

Adjustments due to changes in fair value from:

-	“Available-for-sale instruments” are recorded in Other Comprehensive Income and accumulated under the heading “Other comprehensive income” within Equity.

-	When the AFS instruments are disposed of or are determined to be impaired, the cumulative gain or loss previously accumulated as “Other comprehensive income” is reclassified to the Consolidated Statement of Income.

Financial Statements 2012 / Banco Santander Chile 19

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

v.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks,

ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

iii.	to obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that do not qualify for hedge accounting are accounted for as “trading derivatives.”

A derivative qualifies for hedge accounting if all the following conditions are met:

1)	The derivative hedges one of the following three types of exposure:

a)	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b)	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c)	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2)	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a)	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b)	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3)	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a)	In fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are recorded directly in the Consolidated Statement of Income.

b)	In fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments are recorded directly in the Consolidated Statement of Income, whereas gains or losses due to changes in fair value of the hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income with an offset to “Net income from financial operations”.

c)	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recorded in Other Comprehensive Income under the heading “Cash flow hedge” within equity component “Other comprehensive income”, until the hedged transaction occurs, thereafter being recorded in the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d)	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net Income from financial operations”.

Financial Statements 2012 / Banco Santander Chile 20

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a “trading derivative.” When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized in other comprehensive income under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative profit or loss is recorded immediately in the Consolidated Statement of Income.

i.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as “Other financial assets (liabilities) at fair value through profit or loss” or as “Portfolio of trading investments.”

ii.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Banks intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

iii.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the trasferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statements of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred on the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases—the following distinction is made:

Financial Statements 2012 / Banco Santander Chile 21

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

1.	If the transferor does not retain control of the transferred financial asset: the asset is removed from the Consolidated Statements of Financial Position and any rights or obligations retained or created in the transfer are recorded.

2.	If the transferor retains control of the transferred financial asset: it continues to be recorded in the Consolidated Statements of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the Consolidated Statements of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statements of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

These interest and adjustments balances are generally referred to as “suspended” and are recorded in suspense accounts which are not part of the Consolidated Statements of Financial Position, instead they are reported as part of the complementary information thereto (Note 28). This interest is recognized as income, when collected, as a reversal of the related impairment losses.

The interest income arising from “transactions with suspended interest accruals” are recorded as income when those operations become “current transactions” (ie. transactions with less than 90 days of default, after payment) or when they are no longer classified as C3, C4, C5 or C6 (for individual evaluation).

Dividends received from companies classified as “Investments in other companies” are recorded as income when the right to receive them arises.

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

-	Fee and commission income and expenses relating to financial assets and liabilities measured at fair value through profit or loss are recognized when they are paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
-	Those relating to services provided in a single act are recognized when the single act is performed.

iii.	Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Financial Statements 2012 / Banco Santander Chile 22

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iv.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are accrued and recorded in the Consolidated Statement of Income over the term of the loan.

Regarding fees arising as a result of new products, the Bank immediately records within the Consolidated Statements of Income the portion that corresponds to direct costs related to loan origination.

j)	Impairment

i.	Financial assets:

A financial asset, other than that a fair value through profit and loss, is evaluated on each financial statement reporting date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the carrying amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

An impairment loss relating to a financial asset available for sale is calculated based on a significant or prolonged decline in its fair value.

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any cumulative loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If such evidence exists, the amount to be recovered from the assets is then estimated.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date in search of any indication that the loss has decreased or disappeared and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years

k)	Property, plant, and equipment

This category includes buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

Financial Statements 2012 / Banco Santander Chile 23

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use (including, among other things, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases) are accounted at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank must apply the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful Life (Months)

Land	-
Paintings and works of art	-
Assets retired for disposal	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
Computational systems and software	36
ATM’s	60
Machines and equipment in general	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Installations in general	120
Security systems (acquisitions up to October 2002)	120
Buildings	1200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any of their tangible assets’ exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life, if the useful life needs to be revised.

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities record the reversal of the impairment loss recorded in prior periods and adjust the future depreciation charges accordingly. In no circumstance may the reversal of an impairment loss on an asset increase its carrying amount above the one it would have had if no impairment losses had been recorded in prior years.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at least at the end of each reporting period to detect significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets (property, plant and equipment) held for own use are recorded as an expense in the period in which they are incurred.

Financial Statements 2012 / Banco Santander Chile 24

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value, which is generally the exercise price of the lessee’s purchase option at the end of the lease term, is recognized as loans to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position.

When the consolidated entities act as lessees, they show the cost of the leased assets in the Consolidated Statements of Financial Position based on the nature of the leased asset, and simultaneously record a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessor, they present the acquisition cost of the leased assets under “Property, plant and equipment”. The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Administrative expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the gain or loss generated is recorded at the time of sale. In the case of finance leasebacks, the gain or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income through the effective interest method over the financing period.

When the assignment of these instruments involves no liability for the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

Financial Statements 2012 / Banco Santander Chile 25

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction (contractual terms) or are developed internally by the consolidated entities. They are assets whose cost can be estimated reliably and from which the consolidated entities have control and consider it probable that future economic benefits will be generated.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statement, the indirect method was used, beginning with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investment or financing activities.

For the preparation of the cash flow statement, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks

i.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

ii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iii.	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

p)	Provisions for loan losses

The Bank records allowances for loan losses in accordance with its internal models. These internal models for rating and evaluating credit risk were approved by the Bank’s Board of Directors

The Bank has developed models to determine allowances for loan losses according to the type of portfolio or operations. Loans and accounts receivables from customers are divided into three categories:

i.	Consumer loans,

ii.	Mortgage loans, and

iii.	Commercial loans.

The Bank performs an assessment of loans and account receivable from customers to determine their provision for loan losses in accordance with:

Financial Statements 2012 / Banco Santander Chile 26

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

-	Individual assessment - When the Bank assess as a debtor as individually significant, or when cannot be classified within a group of financial assets with similar credit risk characteristics, due to their size, complexity or level of exposure.

-	Collectively assessment – A group assessment is relevant for analyzing a large number of operations with small individual balances from individuals or small-size companies. The Bank group debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis.

The models used to determine credit risk provisions are described below:

i.	Allowances for individual evaluations

An individual assessment of commercial debtors is necessary in accordance with the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The Bank assigns to each debtor and his contingent loans and credits a risk category, after assigning them to one of the following portfolio categories: Normal, Substandard and Default. The risk factors used are: industry or economic sector, owners or managers, financial situation and payment capacity, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment capacity that allows them to comply with their obligations and commitments and which is not likely to change, based on the current economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment capacity and about which there are reasonable doubts about the reimbursement of the capital and interest within the contractual terms. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Default Portfolio includes debtors and their credits from which payment is considered remote since they show a deteriorated or null payment capacity, with signs of a possible bankruptcy,who required a forced debt restructuring or any debtor who has been in default for over 90 days in his payment of interest or capital, are included in this portfolio. The classifications assigned to this portfolio are categories from C1 to C6.

Financial Statements 2012 / Banco Santander Chile 27

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Type of Portfolio	Debtor’s Category	Probability of Non- Performance (%)	Severity (%)	Expected Loss (%)
	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
Normal portfolio	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
	B1	15.00	92.5	13.87500
Substandard Portfolio	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

At the beginning the Bank determines all credit exposure, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, minus any amount recovered through executing the guarantees. To the exposure amount thus determined is applied the respective expected loss percentages.

Default Portfolio

The provisions over default portfolio include determining, at first, the expected loss rate, deducting any amount to be recovered by guarantee execution and the present value of expected recoveries through collection actions, net of related expenses.

Once expected loss range is determined, the related allowance percentage is applied over the exposure amount, which includes loans plus contingent loans related to a debtor.

The allowance percentages applied are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	More than 3% and up to 20%	10%
C3	More than 20% and up to 30%	25%
C4	More than 30% and up to 50%	40%
C5	More than 50% and up to 80%	65%
C6	More than 80%	90%

Financial Statements 2012 / Banco Santander Chile 28

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

ii.	Allowances for group evaluations

The collective evaluation is relevant to address a large number of smaller balance loans related to individuals and small-size companies.

The levels of required allowances have been established by the Bank, in accordance with loan loss methodology by classifying and grouping the loan portfolio based on similar credit risk characteristic indicative of debtor’s ability to pay all amounts due according to the contractual terms. The Bank uses models based on debtors’ characteristics, payment history, due and default loans, among others.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio, which include non-individually commercial significant loans, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methodologies allow us to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics, using customer-portfolio model to differentiate each portfolio’s risk, this is known as the allocation profile method.

The allocation profile method is based on a statistical construction model that establishes a relation through logistic regression between variables such as default, payment behavior outside the Bank, socio-demographic data, among others, and a response variable which determines the client’s risk, in this case is 90 or more delinquency days. Afterwards, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled and assigned a PNP and a SEV relating to the loan’s profile, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, minus any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Changes in accounting estimates

In 2012, and as a response to the ongoing improvement and monitoring process of the allowance models, the Bank updated its allowance model for consumer loans. Until June 2012, estimated loss rates were established by the historical behavior of charge-offs net of recoveries for each risk profile. This methodology only considered historical debt data for each specific profile and did not include the use of any other statistical information. Since June 2012, loss rate has been estimated as the product of the Probability of Non-Performance (PNP) and Severity (SEV); established according to the historical behavior of the profiles and based on a historical analysis properly supported. These changes had an effect on Consolidated Statement of Income for MCh$ 24,756. The effect of these improvements was considered as a change of estimate, according to International Accounting Standards No. 8 “Accounting Policies, Changes in Accounting Estimates and Errors”; therefore, the effect was reported on the Consolidated Statement for the year.

In 2011, the Bank recalibrated their models for mortgage and commercial loans provisions, which caused an effect over the profit and loss for MCh$ 16,258 and MCh$ 16,560, respectively. The effects of these improvements were accounted as a change of estimate according to the IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”, and were recorded in the Consolidated Financial Statements for the year.

According to the Administration, it is impracticable to determine the effects of these changes in accounting estimate for future periods.

Financial Statements 2012 / Banco Santander Chile 29

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

iii.	Additional provisions

According to the SBIF regulation, banks are allowed to establish provisions over the limits described above to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector.

According to No. 10 of Chapter B-1 of Compendium of Accounting Regulations (SBIF), these provisions will be reported under liabilities as provisions for contingent loans.

iv.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans and account receivable from customers, even if the above does not happen, the Bank will charged-off those amount in accordance with Title II of Chapter B-2 of the Compendium of Accounting Regulations (SBIF).

These charge-offs refer to derecognition from Consolidated Statements of Financial Position of the corresponding loans operations, therefore, includes a non past due portion of a loan in the case of installments loans or leasing operations (no partial charge-offs exists).

Charge-offs are always recorded under provision for loan losses in accordance with Chapter B-1 of the Compendium of Accounting Regulations (SBIF), no matter the cause of the charge-off. Subsequent payments obtained on charge-off amounts will be recognized in the Consolidated Statement of Income as Recovery of loan previously charge-off.

Loan and accounts receivable charge-offs are recorded on and the entire loan balance based on the past due deadlines presented below:

Type of loan	Term

Consumer loans with or without real guarantees	6 months
Other transactions without real guarantees	24 months
Consumer loans with real guarantees	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

Any renegotiation of an already charged-off loan will not give rise to income—as long as the operation is still impaired—and the effective payments received must be accounted for as recovery from loans previously charged off.

The renegotiated loans only shall recognized as an asset if it is no longer deteriorated, recognizing also the activation as loans previously charge-off.

v.	Recovery of loans previously charged off and accounts receivable from clients

Recovery of previously charged off loans and accounts receivable from customers, are recorded in the Consolidated Statement of Income as a reduction of provision for loan losses.

Financial Statements 2012 / Banco Santander Chile 30

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and

ii.	It is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by occurrence or non-occurrence of one or more uncertain future events that are not wholly within control of the Bank.

The following are classified as contingent in the supplementary information:

i.	Guarantees and bonds: Encompasses guarantees, bonds, standby letters of credit and guarantees of payment from buyers in factored receivables.

ii.	Confirmed foreign letters of credit: Encompasses letters of credit confirmed by the Bank.

iii.	Documentary letters of credit: Includes documentary letters of credit issued by the Bank, which have not yet been negotiated.

iv.	Documented guarantees: Guarantees with promissory notes.

v.	Interbank guarantee: Guarantees issued.

vi.	Unrestricted credit lines: The unused amount of credit lines that allow customers to draw without prior approval by the Bank (for example, using credit cards or overdrafts in checking accounts).

vii.	Other credit commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a construction or similar projects.

viii.	Other contingent credits: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The consolidated annual accounts reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more likely than not.

Financial Statements 2012 / Banco Santander Chile 31

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year and are used to address the specific liabilities for which they were originally recognized. Partial or total reversals are recognised when such obligations cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses

-	Provision for mandatory dividends

-	Allowance for contingent credit risks

-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, according to the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law approving such changes is published.

s)	Use of estimates

The preparation of the financial statements requires Management to make estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, generally accepted accounting policies require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be exchanged, or a liability settled, between knowledgeable parties, in an arm’s length transaction. Where available, quoted market prices in active markets have been used as the basis for measurement. Where quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover incurred losses in accordance with SBIF regulation, therefore, to estimate the allowances, they must be regularly evaluated taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ payment capacity. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income. Loans are charged-off when management determines that a loan or a portion thereof is uncollectible. Charge-offs are recorded as a reduction of the provisions for loan losses.

The relevant estimates and assumptions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates, made on the basis of the best available information, mainly refer to:

-	Impairment losses of certain assets (Notes 8, 9, 10 and 35)

-	The useful lives of tangible and intangible assets (Notes 14, 15, and 35)

-	The fair value of assets and liabilities (Notes 6, 7,8, 12, and 39)

-	Commitments and contingencies (Note 24)

-	Current and deferred taxes (Note 16)

Financial Statements 2012 / Banco Santander Chile 32

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

t)	Non-current assets held for sale

Non-current assets (or a group which includes assets and liabilities for disposal) expected to be recovered mainly through sales rather than through continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount or fair value minus cost of sales.

Any impairment loss on disposal is first allocated to goodwill and then to the remaining assets and liabilities on a pro rata basis, except no losses are recorded in financial assets, deferred assets, employee benefit plan assets, and investment property, which are still evaluated according to the Bank’s accounting policies. Impairment losses on the initial classification of held-for-sale assets, and profits and losses from the revaluation are recorded in income. Reversals of impairment losses are recorded to extent they do not result in a higher carrying amount than that originally recorded for “Non-current assets held for sale”.

As of December 31, 2012 and 2011, the Bank has not classified any non-current assets as held for sale.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from customers are recognized, at the price agreed by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent assessment of the good’s market value is established on the basis of the state in which it was acquired.

If there is an excess on the Loans and accounts receivables from customers, compared to the fair value of the good received or awarded as payment, minus costs of sales, this is recorded in the Consolidated Financial Statement under “Other operational costs”.

These assets are subsequently measured at the lower of initially recorded amount or net realizable value, which corresponds to their fair value (liquidity value determined through an independent appraisal) less cost of sale.

At least once a year, the Bank performs the necessary analysis to update these assets’s cost to sale. According to the Banks survey, as of December 31, 2012, the average cost to sale (the cost of maintaining and selling the asset) was estimated at 4.5% of the appraised value. As of December 31, 2011 the average cost to sale used was at 5.2%.

In general, the Banks estimates that these assets will be disposed within one year since their awarding date. If those assets are not sold within that period, they will be charged-off in a single amount, in accordance with article No 84 of the General Banking Law.

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined in the same way as basic earnings per share, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2012 and 2011 the Bank did not have any instruments that generated diluting effects.

v)	Temporary acquisition (assignment) of assets

Purchases (sales) of financial assets under non-optional resale (repurchase) agreements at a fixed price (“repos”) are recorded in the Consolidated Statements of Financial based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

Financial Statements 2012 / Banco Santander Chile 33

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander Asset Management S.A., Administradora General de Fondos and Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statements of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 2012 and 2011 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy. Under Article No 79 of the Corporations Act, at least 30% of net income for the period should be distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deduction, in “Retained earnings – Provisions for mandatory dividends” line of the Consolidated Statement of Changes in Equity.

y)	Employee benefits

i.	Post-employment benefits – Defined benefit plans:

According to current collective bargaining and other labor agreements, the Bank has undertaken to supplement the benefits granted by the public systems corresponding to certain employees and to their beneficial right holders, for retirement, permanent disability or death, outstanding salaries and compensations, contributions to pension funds for active employees and post-employment social benefits.

Features of the Plan:

The main features of the Post-Employment Benefits Plan sponsored by Grupo Santander Chile are:

a.	Aimed at the Group’s management

b.	The general requisite to apply is that the employee must be carrying out his duties when turning 60 years old.

c.	The Bank will take on insurance (pension fund) on the employee’s behalf, for which it will pay regularly the respective premium (contribution).

d.	The Bank will be directly responsible for granting benefits.

The Bank recognizes under line item “Provisions” in the Consolidated Statements of Financial Position (or in assets under “Other assets,” depending on the funded status of the plan) the present value of its post-employment defined benefit obligations, net of the fair value of the plan assets and of the net recognized cumulative actuarial gains or losses, disclosed in the valuation of these obligations, which are deferred using “corridor approach”, net of the past service cost, which is deferred over time as explained below.

“Plan assets” are defined as that will be used to settle the obligations and that meet the following requirements:

-	They are not owned by the consolidated entities, but by a legally separate third party not related to the Bank.

-	They are available only to pay or fund post-employment benefits and cannot be returned to the consolidated entities except when the assets remaining in the plan are sufficient to meet all the obligations of the plan and of the entity in relation to the benefits due to current or former employees or to reimburse employee benefits already paid by the Bank.

“Actuarial gains and losses” are defined as those arising from the differences between previous actuarial assumptions and what has actually occurred, and from changes in the actuarial assumptions used. For the plans, the Bank applies the “corridor approach” criterion, whereby it recognizes in the Consolidated Statement of Income, the amount resulting from dividing by five the higher of the net value of the accumulated actuarial gains and/or losses not recognized at the beginning of each period and exceeding 10% of the present value of the obligations or 10% of the fair value of the assets at the beginning of the period.

Financial Statements 2012 / Banco Santander Chile 34

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

“Past services cost” — which arise from changes made to existing post-employment benefits or from the introduction of new benefits — is recognized in the Consolidated Statement of Income on a straight line basis over the period beginning on the date on which the new commitments arose to the date on which the employee has an irrevocable right to receive the new benefits.

Post-employment benefits are recognized in the Consolidated Statement of Income as follows:

-	Current service cost, defined as the increase in the present value of the obligations arising as a consequence of the services provided by the employees during the period under the “Personnel salaries and expenses” item.

-	Interest cost, defined as the increase in the present value of the obligations as a consequence of the passage of time which occurs during the period. When the obligations are shown in liabilities in the Consolidated Statements of Financial Position net of the plan assets, the cost of the liabilities recognized in the Consolidated Statement of Income runder “Personnel salaries and expenses” reflects exclusively the obligations recorded as liabilities.

-	The expected return on the plan’s assets and the gains and losses on their value, less any cost arising from their management and the taxes to which they are subject.

-	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, generally amendments made for benefits to be received for past services, are recorded under “Personnel salaries and expense” in the Consolidated Statement of Income under.

-

ii.	Severance Provision:

Severance provisions for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Share-based compensation:

The allocation of equity instruments to executives of the Bank and its Subsidiaries as a form of compensation for their services, when those instruments are provided at the end of a specific period of employment, is recorded as an expense in the Consolidated Statement of Income under the “Personnel salaries and expenses” item, as the relevant executives provide their services over the course of the period.

These benefits do not generate diluting effects, since they are based on shares of Banco Santander S.A. (the parent company of Banco Santander Chile, headquartered in Spain).

z)	Reclassification of items.

Banco Santander Chile has reclassified some items in the Financial Statements to provide relevant, reliable, comparable and understandable information.

These reclassifications have no significant impact on the current Consolidated Financial Statements.

Financial Statements 2012 / Banco Santander Chile 35

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

aa)	Application of new and revised accounting pronouncements

i.	New and revised SBIF and IFRS standards effective in current year

The following accounting pronouncements have been issued by SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Regulations Issued by the SBIF

In 2012, no Accounting Regulations Issued by the SBIF were issued.

2.	Accounting Regulations Issued by the International Accounting Standards Board

Amendments to IAS 12: Deferred Tax – recovery of Underlying Assets - The amendments to IAS 12 provide an exemption to the general principle set out in IAS 12 Income Taxes that the measurements of deferred tax should reflect the manner in which an entity expects to recover the carrying amount of an asset. Specifically, the amendments establish a rebuttable presumption that the carrying amount of an investment property measured using the fair value model in IAS 40 Investment Property will be recovered entirely through sale. The amendments were issued in response to concerns that application of IAS 12’s general approach can be difficult or subjective for investment property measured at fair value because it may be that the entity intends to hold the asset for an indefinite or indeterminate period of time, during which it anticipates both rental income and capital appreciation.

Under the amendments, unless the presumption is rebutted, the measurement of the deferred tax liability or deferred tax asset is required to reflect the tax consequences of recovering the carrying amount of the investment property entirely through sale. The ‘sale’ presumption is rebutted if the investment property is depreciable and the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

Following the application of the amendments, entities holding investment property accounted for using the fair value model in accordance with IAS 40 in jurisdictions where tax is not imposed on sale of the investment property will no longer recognize deferred tax on any temporary differences arising from fair value gains or losses (unless the presumption is rebutted). This is because there would be no tax consequences expected to arise from recovering the carrying amount entirely through sale, regardless of whether the entity intends to use the property to generate rental income for a period of time prior to sale. These modifications will be mandatorily applied for annual periods beginning on or after January 1, 2012. Early adoption is allowed. These amendments did not have any impact on our consolidated financial statements.

Amendments to IFRS 7 Disclosures – Transfers of Financial Assets – The amendments to IFRS 7 increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures of transactions where a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. These modifications will be mandatorily applied for annual periods beginning on or after July 1, 2011. Early adoption is allowed. Disclosures are not required for any of the periods presented starting before the initial application date of the modifications. These amendments did not have a material impact on our consolidated financial statements.

ii.	ii. New accounting regulations and instructions issued by the SBIF as well as by the IASB not enforced as of December 31, 2011

1.	Accounting Regulations Issued by the SBIF

As of December 31, 2012 there are no new Accounting Regulations

Financial Statements 2012 / Banco Santander Chile 36

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

2.	Accounting Regulations Issued by the International Accounting Standards Board

IFRS 9, Financial Instruments (as revised in 2010) – IFRS 9 (as originally issued in 2009) introduces new requirements for the classification and measurement of financial assets.

Under IFRS 9, all recognized financial assets that are currently within the scope of IAS 39 Financial Instruments: Recognition and Measurement will be subsequently measured at either amortized cost or fair value. A debt instrument that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding are generally measured at amortized cost. All other debt instruments must be measured at fair value through profit or loss (FVTPL). A fair value option is available (provided that certain specified conditions are met) as an alternative to amortized cost measurement.

All equity investments within the scope of IAS 39 are to be measured in the statement of financial position at fair value, with the gains and losses recognized in profit or loss. If an equity investment is not held for trading, an irrevocable election can be made at initial recognition to measure the investment at fair value through other comprehensive income (FVTOCI), with only dividend income generally recognized in profit or loss.

In 2010, a revised version of IFRS 9 was issued. The revised version of IFRS 9 mainly adds the requirements for the classification and measurement of financial liabilities and derecognition requirements. One major change from IAS 39 relates to the presentation of changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as FVTPL, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the presentation of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in the fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as FVTPL is presented in profit or loss.

In December 2011, the IASB issued Amendments to IFRS 9 and IFRS 7. The amendments defer the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015, with early application permitted. The amendments also modify the transitional requirements from IAS 39 to IFRS 9.

At the date of publication of these financial statements, phases two and three of the financial instruments project, being the impairment of financial assets and hedge accounting phases respectively, are still a work in progress. The IASB is also considering limited improvements to IFRS 9 regarding the classification and measurement of financial instruments.

Early adoption is permitted. Management, pursuant to SBIF, will not adopt this regulation early. Moreover, it will not be applied until the SBIF establishes it as mandatory for all banks.

New and revised IFRSs on consolidation, joint arrangements, associates and disclosures

In 2011, the IASB issued a package of five standards on consolidation, joint arrangements, associates and disclosures, including IFRS 10, IFRS 11, IFRS 12, IAS 27 (as revised in 2011) and IAS 28 (as revised in 2011).

Each of the five standards is effective for annual periods beginning on or after January 1, 2013, with early application permitted. In general, if an entity wishes early application, it should apply all of the five standards early at the same time.

IFRS 10 Consolidated Financial Statements

IFRS 10 replaces the part of IAS 27 Consolidated and Separate Financial Statements that deals with consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities.

Headline changes brought about by IFRS 10 are as follows:

•	Under IFRS 10, there is only one basis for consolidation for all entities, and that basis is control. This change removes the perceived inconsistency between the previous version of IAS 27 and SIC-12 – the former used control concept whilst the latter placed greater emphasis on risk and rewards.

Financial Statements 2012 / Banco Santander Chile 37

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

•	A more robust definition of control has been developed in IFRS 10 in order to address unintentional weaknesses of the definition of control set out in the previous version of IAS 27. The definition of control in IFRS 10 includes three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee; and (c) ability to use its power over the investee to affect the amount of the investor’s returns.

-	IFRS 10 requires an investor to focus on activities that significantly affect the returns of an investee (‘relevant activities’) in assessing whether it has control over the investee (not merely financial and operating policies as set out in the previous version of IAS 27).

-	IFRS 10 replaces the term ‘benefits’ with the term ‘returns’ so as to clarify that an investor’s returns could potentially be positive, negative or both.

-	IFRS 10 makes it clear that there must be a linkage between ‘power’ and ‘returns from the investee’.

-	IFRS 10 requires that, in assessing control, only substantive rights (i.e. rights that their holder has the practical ability to exercise) are considered. For a right to be substantive, the right needs to be currently exercisable at the time when decisions about the relevant activities need to be made.

•	IFRS 10 adds application guidance to assist in assessing whether an investor controls an investee in complex scenarios, including:

-	Application guidance on when an investor that has less than 50 percent of the voting rights of an investee has control over the investee (commonly referred to as ‘de facto control’).

-	Application guidance on whether a decision maker is acting as a principal or an agent for another party. A decision maker that has decision-making authority over the relevant activities of an investee does not have control over the investee when it is merely an agent.

-	Application guidance on when a particular set of assets and liabilities of an investee (i.e. a portion of an investee) can be deemed as a separate entity for the purposes of determining whether that portion is a subsidiary of the investor. IFRS 10 states that a portion of an investee is treated as a separate entity for consolidation purposes when that portion is economically ‘ring-fenced’ from the rest of the investee.

IFRS 10 does not contain ‘bright lines’ as to when an investor should or should not consolidate an investee.

Overall, the application of IFRS 10 requires significant judgment on a number of aspects.

IFRS 10 requires investors to reassess whether or not they have control over their investees on transition to IFRS 10. In general, IFRS 10 requires retrospective application, with certain limited transitional provisions.

Regarding the requirements for the preparation of consolidated financial statements, most of the requirements have been moved unchanged from the previous version of IAS 27 to IFRS 10.

Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities—Non-Monetary Contributions by Venturers.

IFRS 11 deals with how a joint arrangement should be classified where two or more parties have joint control. There are two types of joint arrangements under IFRS 11: joint operations and joint ventures. These two types of joint arrangements are distinguished by parties’ rights and obligations under the arrangements.

Financial Statements 2012 / Banco Santander Chile 38

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Type of joint arrangement	Features	Accounting under IFRS 11
Joint venture	Joint venturers have rights to the net assets of the arrangement.	Equity method of accounting – proportionate consolidation is not allowed.

Joint operation	Joint operators have rights to the assets and obligations for the liabilities of the arrangement.	Each joint operator recognizes its share of the assets, liabilities, revenues and expenses.

Under IFRS 11, the existence of a separate vehicle is no longer a sufficient condition for a joint arrangement to be classified as a joint venture whereas, under ISA 31, the establishment of a separate legal vehicle is the key factor in determining the existence of a jointly controlled entity.

Therefore, upon application of IFRS 11, the following change may occur:

IAS 31	IFRS 11

Jointly controlled entity accounted for using equity method	Joint operation

Jointly controlled entity accounted for using proportionate consolidation	Joint venture (must be accounted for using the equity method of accounting)

IFRS 11 requires retrospective application with specific transitional provisions.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates or unconsolidated structured entities.

IFRS 12 establishes disclosure objectives and specifies minimum disclosures that entities must provide to meet those objectives. The objective of IFRS 12 is that an entity should disclose information that helps users of financial statements evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements.

The disclosure requirements set out in IFRS 12 are more extensive than those in the current standards.

Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

Amendments to IFRS 10, IFRS 11 and IFRS 12 Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance

The amendments clarify certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The major clarifications are as follows:

•	The amendments explain that the ‘date of initial application’ of IFRS 10 means the beginning of the annual period in which IFRS 10 is applied for the first time.

•	The amendments clarify how a reporting entity should adjust comparative period(s) retrospectively if the consolidation conclusion reached at the date of initial application under IFRS 10 is different from that under IAS 27/SIC-12.

•	When the control over an investee was lost during the comparative period (e.g. as a result of a disposal), the amendments confirm there is no need to adjust the comparative figures retrospectively (even though a different consolidation conclusion might have been reached under IAS 27/SIC-12 and IFRS 10).

Financial Statements 2012 / Banco Santander Chile 39

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

•	When a reporting entity concludes, on the basis of the requirements of IFRS 10, that it should consolidate an investee that was not previously consolidated, IFRS 10 requires the entity to apply acquisition accounting in accordance with IFRS 3 Business Combinations to measure assets, liabilities and non-controlling interests of the investee at the date when the entity obtained control of the investee (based on the requirements of IFRS 19). The amendments clarify which version of IFRS 3 should be used in different scenarios.

•	The amendments provide additional transitional relief by limiting the requirement to present adjusted comparative information to the period immediately before the date of initial application. They also eliminate the requirements to present comparative information for disclosures related to unconsolidated structured entities for any period before the first annual period in which IFRS 12 is applied.

•	The effective date of the amendments is the same as the effective date of IFRS 10, IFRS 11 and IFRS 12 (January 1, 2013).

Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

IAS 27 (2011), Separate Financial Statements - IAS 27 Consolidated and Separate Financial Statements was modified by IFRS 10 but keeps the current guidelines for separate financial statements. Management believes that this new standard will be adopted in its financial statements for the period beginning January 1, 2013, but would not lead to any changes as the Bank presents consolidated financial statements.

IAS 28 (2011), Investments in Associates and Joint Ventures – IAS 28 Investments in Associates was modified to comply with changes related to the issuance of IFRS 10 and IFRS 11. Management is currently evaluating the possible impact this amendment will have on the Bank’s financial statements.

IFRS 13, Fair Value Measurement – IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required by the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. IFRS 13 should be applied prospectively as of the beginning of the annual period in which it is initially applied. The disclosure requirements of IFRS 13 need not be applied in comparative information provided for periods before initial application of the Standard. Management is currently evaluating the potential impact this amendment will have on the Bank’s financial statements.

Amendment to IAS 1, Presentation of Items of Other Comprehensive Income – The amendments to IAS 1 introduce new terminology for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the statement of comprehensive income is renamed as a statement of profit or loss and other comprehensive income and the income statement is renamed as a statement of profit or loss. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis—the amendments do not change the option to present items of other comprehensive income either before tax or net of tax. Management is currently evaluating the potential impact this amendment will have on the Bank’s financial statements.

Financial Statements 2012 / Banco Santander Chile 40

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Amendment to IAS 19, Employee Benefits – The amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The most significant change relates to the accounting for changes in defined benefit obligations and plan assets. The amendments require the recognition of changes in defined benefit obligations and in fair value of plan assets when they occur, and hence eliminate the ‘corridor approach’ permitted under the previous version of IAS 19 and accelerate the recognition of past service costs. The amendments require all actuarial gains and losses to be recognized immediately through other comprehensive income in order for the net pension asset or liability recognized in the consolidated statement of financial position to reflect the full value of the plan deficit or surplus.

Another significant change to IAS 19 relates to the presentation of changes in defined benefit obligations and plan assets with changes being split into three components:

•	Service cost – recognized in profit or loss and includes current and past service cost as well as gains or losses on settlements.

•	Net interest – recognized in profit or loss and calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset at the beginning of each reporting period.

•	Remeasurement – recognized in other comprehensive income and comprises actuarial gains and losses on the defined benefit obligation, the excess of the actual return on plan assets over the change in plan assets due to the passage of time and the changes, if any, due to the impact of the asset ceiling.

As a result, the profit or loss will no longer include an expected return on plan assets; instead, imputed finance income is calculated on the plan assets and is recognized as part of the net interest cost in profit or loss. Any actual return above or below the imputed finance income on plan assets is recognized as part of remeasurement in other comprehensive income.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 and require retrospective application with certain exceptions. Management is currently evaluating the potential impact this amendment will have on the Bank’s financial statements.

Amendment to IAS 32 and IFRS 7, Offsetting Financial Assets and Financial Liabilities and the related disclosures – The amendments to IAS 32 clarify existing application issues relating to the offsetting requirements. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014, with retrospective application required. Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. The amendments to IFRS 7 are required for annual periods beginning on or after January 1, 2013 and interim periods within those annual periods. The disclosures should be provided retrospectively for all comparative periods. Management believes this new regulation will be adopted in the Bank’s Consolidated Financial Statements for the period beginning on January 1, 2013. Management is currently evaluating the possible impact this might have.

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20 applies to waste removal costs that are incurred in surface mining activity during the production phase of the mine (‘production stripping costs’). Under the interpretation, the costs from this waste removal activity (‘stripping’) which provide improved access to ore is recognized as a non-current asset (‘stripping activity asset’) when certain criteria are met, whereas the costs of normal ongoing operational stripping activities are accounted for in accordance with IAS 2 Inventories. The stripping activity asset is accounted for as an addition to, or as an enhancement of, an existing asset, and classified as tangible or intangible according to the nature of the existing asset of which it forms a part.

The interpretation is effective for annual periods beginning on or after January 1, 2013. An entity should apply this interpretation to production stripping costs incurred on or after the beginning of the earliest period presented, with certain transitional provisions. Management believes this new interpretation will have no impact on our financial statements since our business activities do not consider the mining of natural resources.

Financial Statements 2012 / Banco Santander Chile 41

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 02
ACCOUNTING CHANGES

As of December 31, 2012, there are no accounting changes from previous year to be disclosed.

Financial Statements 2012 / Banco Santander Chile 42

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 03
SIGNIFICANT EVENTS

As of December 31, 2012, the following significant events have occurred and had an impact on the Bank’s operations or the financial statements:

a)	The Board

A Shareholders’ Meeting of Banco Santander Chile was held on April 24, 2011, chaired by Mr. Mauricio Larraín Garcés (Chairman), and attended by Jesús María Zabalza Lotina (First Vice President), Oscar von Chrismar Carvajal (Second Vice President), Víctor Arbulú Crousillat, Lisandro Serrano Spoerer, Marco Colodro Hadjes, Vittorio Corbo Lioi, Carlos Olivos Marchant, Roberto Méndez Torres, Lucía Santa Cruz Sutil, Roberto Zahler Mayanz, and Raimundo Monge Zegers (Alternate Director). Also, the CEO Claudio Melandri Hinojosa and CAO Felipe Contreras Fajardo attended the meeting.

In Extraordinary Board Session No. 103 held on May 24, 2012, Mr. Juan Manuel Hoyos Martínez de Irujo resigned from his position as Alternate Director.

In the Extraordinary Board Session No. 436 held on August 28, 2012, Mr. Juan Pedro Santa María Pérez resigned from his position as Alternate Director.

Use of income and Distribution of Dividends

According to the information presented in the shareholders’ meeting, 2011 net income (designated in the financial statements as “Income attributable to equity holders of the Bank ”) amounted Ch$ 435,084 million. The Board approved the distribution of 60% of such net income which divided by the amount of shares issued corresponds to a Ch$ $1.385 dividend per share, which was payable starting on April 25, 2012. In addition, the Board approved that 40% of the remaining profit be destined to increase the Bank’s reserves.

b)	Issuance of Bonds during 2012

In 2012, the Bank issued senior bonds in the amount of USD 1,085,990,000; UF 4,000,000; CLP 25,000,000,000 and CNY 500,000,000. The placement detail in 2012 is included in Note 20.

b.1) 2012 Senior Bonds

Series	Amount		Term	Issue rate	Date of Issuance	Maturity date
Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	02-14-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875 % per annum simple	09-20-2012	09-20-2022
Total	USD	1,085,990,000
E6	UF	4,000,000	10 years	3.5 % per annum simple	04-01-2012	04-01-2022
Total	UF	4,000,000
E7	CLP	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	03-01-2017
Total	CLP	25,000,000,000
CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	11-26-2014
Total	CNY	500,000,000

b.2) 2012 Subordinated bonds

In 2012, the Bank has not issued subordinated bonds.

Financial Statements 2012 / Banco Santander Chile 43

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 03

SIGNIFICANT EVENTS, continued:

c) Building sale

In 2012 first quarter, the Bank sold 17 offices, recording a MCh$ 8,564 gain. See the detail of these transactions on Note 36.

d) Sale and purchase of Shares

Purchase:

In August 2012, Banco Santander Chile acquired 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A. See the detail of this transaction in note 13.

Sale:

In July 2012, Banco Santander Chile sold 3,628,154 shares from the support corporation Transbank S.A. See the detail of this transaction in note 13.

e) Assignment of Loans Previously Charged Off

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” As of December 31, we have made portfolio sales to this institution for MCh$ 2,608. See the detail of these transactions in note 11.

f) Sales of Current Mortgage Loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.” As of December 31, we have made portfolio sales to this institution for MCh$ 18,587. See the detail of these transactions in note 11.

g) Sales of Current Commercial Loans

In 2012, Banco Santander Chile signed assignment agreements of current loans. As of December 31, we have made portfolio sales to this institution for MCh$ 7,655. See the detail of these transactions in note 11.

Financial Statements 2012 / Banco Santander Chile 44

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 04
BUSINESS SEGMENTS

The Bank manages and measures the performance of its operations by business segment. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

The Bank has the following business segments:

Individuals

Santander Banefe

Serves individuals with monthly incomes from CLP 150,000 to CLP 400,000, who receive services through Santander Banefe. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

b. Commercial banking

Serves individuals with monthly incomes below CLP 400,000. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, mortgage loans, debit cards, savings products, mutual funds, and insurance.

Small and mid-sized companies (PYMEs)

Serves small companies with annual sales below Ch$1,200 million. This segment gives customers a variety of products, including commercial loans, government-guaranteed loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, savings products, mutual funds, and insurance.

Institutional

Serves institutions such as universities, government entities, local and regional governments. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Companies

The Companies segment is composed of Commercial Banking and Company Banking, where sub-segments of medium-sized companies (Companies), real estate companies (Real Estate) and large corporations are found:

a.	Companies

Serves companies with annual sales exceeding Ch$1,200 million and up to Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Real estate

This segment also includes all the companies engaged in the real estate industry who carry out projects to sell properties to third parties and all builders with annual sales exceeding CLP 800 million with no ceiling. These clients are offered not only the traditional banking services but also specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

c.	Large Corporations
Serves companies with annual sales exceeding Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

Financial Statements 2012 / Banco Santander Chile 45

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 04

BUSINESS SEGMENTS, continued

Global Banking and Markets

The Global Banking and Markets segment is comprised of:

a.	Corporate
Foreign multinational corporations or Chilean corporations with sales over Ch$10,000 million. This segment provides a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance.

b.	Treasury
The Treasury Division provides sophisticated financial products, mainly to companies in the Wholesale Banking area and the Companies segment. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area also handles intermediation of positions and manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment includes Financial Management, which perform global foreign exchange structural position functions, involving the parent company’s structural interest risk and liquidity risk. The latter, through bonds issuances. This segment also manages the Bank’s personal funds, capital allocation by unit, and the financing of investments made. The foregoing usually results in a negative contribution to income.

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are the same as those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance, the highest decision making authority bases his assessment on the segment’s interest income, fee and commission income, and expenses.

Financial Statements 2012 / Banco Santander Chile 46

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 04

BUSINESS SEGMENTS, continued

Below are the tables showing the Bank’s results by business segment, for the periods ending as of December 31, 2012 and 2011 in addition to the corresponding balances of loans and accounts receivable from customers as of December 31, 2012 and 2011:

	As of December 31, 2012
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Allowances	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,723,801	620,970	174,283	7,790	(274,275)	(349,513)	179,255
Santander Banefe	799,412	123,168	33,853	102	(81,472)	(66,386)	9,265
Commercial Banking	8,924,389	497,802	140,430	7,688	(192,803)	(283,127)	169,990
Small and mid-sized companies (PYMEs)	2,836,695	234,012	39,024	4,903	(72,719)	(76,864)	128,356
Institutional	356,465	28,466	2,466	615	(346)	(12,686)	18,515

Companies	4,072,191	148,433	25,836	11,062	(24,608)	(47,756)	112,967
Companies	1,632,276	70,962	13,863	5,118	(21,598)	(24,521)	43,824
Large Corporations	1,668,828	56,045	8,679	5,623	(3,705)	(17,989)	48,653
Real estate	771,087	21,426	3,294	321	695	(5,246)	20,490
Commercial Banking	16,989,152	1,031,881	241,609	24,370	(371,948)	(486,819)	439,093

Global Banking and Markets	1,858,116	57,591	26,315	66,804	5,334	(35,209)	120,835
Corporate	1,851,127	65,838	29,336	815	5,334	(13,909)	87,414
Treasury	6,989	(8,247)	(3,021)	65,989	-	(21,300)	33,421
Other	119,384	(46,738)	2,648	(8,875)	(88)	(18,108)	(71,161)

Total	18,966,652	1,042,734	270,572	82,299	(366,702)	(540,136)	488,767

Other operating income							19,758
Other operating expenses							(65,105)
Income from investments in other companies							267
Income tax							(51,095)
Net income for the period							392,592

(1)	Corresponds to Loans and accounts receivable from customers plus the Interbank loans balance, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2012 / Banco Santander Chile 47

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 04

BUSINESS SEGMENTS, continued

	As of December 31, 2011
	Loans and accounts receivables from customers (1)	Net interest income	Net fee and commission income	ROF (2)	Allowances	Support expenses (3)	Segment’s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Segments
Individuals	9,289,345	570,293	187,176	9,095	(214,527)	(322,273)	229,764
Santander Banefe	804,852	117,154	37,206	275	(62,250)	(70,719)	21,666
Commercial Banking	8,484,493	453,139	149,970	8,820	(152,277)	(251,554)	208,098
Small and mid-sized companies (PYMEs)	2,560,736	207,008	38,274	9,577	(65,028)	(74,962)	114,869
Institutional	355,199	26,856	1,831	859	503	(11,329)	18,720

Companies	3,650,709	140,818	24,310	13,427	(11,592)	(40,680)	126,283
Companies	1,583,895	65,499	12,785	7,134	(10,080)	(22,698)	52,640
Large Corporations	1,470,447	56,467	8,594	5,669	(1,212)	(13,496)	56,022
Real estate	596,367	18,852	2,931	624	(300)	(4,486)	17,621
Commercial Banking	15,855,989	944,975	251,591	32,958	(290,644)	(449,244)	489,636

Global Banking and Markets	1,494,752	48,942	31,908	68,530	7,614	(35,302)	121,692
Corporate	1,479,838	64,845	30,745	1,368	7,614	(13,790)	90,782
Treasury	14,914	(15,903)	1,163	67,162	-	(21,512)	30,910
Other	84,041	(21,617)	(5,663)	(7,291)	503	(16,474)	(50,542)

Total	17,434,782	972,300	277,836	94,197	(282,527)	(501,020)	560,786

Other operating income							27,100
Other operating expenses							(66,558)
Income from investments in other companies							2,140
Income tax							(83,453)
Net income for the period							440,015

(1)	Corresponds to Loans and accounts receivable from customers, net without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange gain.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation, amortization, and impairment.

Financial Statements 2012 / Banco Santander Chile 48

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 05
CASH AND CASH EQUIVALENTS

a) The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Cash and deposits in banks
Cash	435,687	369,585
Deposits in the Central Bank of Chile	520,031	2,142,550
Deposits in domestic banks	4,057	465
Deposits in foreign banks	290,639	281,101
Subtotals – Cash and bank deposits	1,250,414	2,793,701

Cash items in process of collection, net	235,314	186,968

Cash and cash equivalents	1,485,728	2,980,669

The level of funds in cash and at the Central Bank of Chile, which are included in the “Deposits in the Central Bank of Chile” line, reflects regulations governing the reserves that the Bank must maintain on average on a monthly basis.

b) Cash items in process of collection and being cleared:

Unsettled transactions are transactions in which only settlement remains pending, which will increase or decrease funds in the Central Bank of Chile or in foreign banks, normally within the next 24 to 48 business hours from the end of each period. These transactions are presented according to the following detail:

	As of December 31,
	2012	2011
	MCh$	MCh$

Assets
Documents held by other banks (documents to be exchanged)	238,714	188,907
Funds receivable	281,553	87,547
Subtotals	520.267	276,454
Liabilities
Funds payable	284,953	89,486
Subtotals	284,953	89,486

Cash in process of collection, net	235,314	186,968

Financial Statements 2012 / Banco Santander Chile 49

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 06
TRADING INVESTMENTS

The detail of the instruments deemed as financial trading investments is as follows:

	As of December 31
	2012	2011
	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	267,008	311,503
Chilean Central Bank Notes	3,397	60,233
Other Chilean Central Bank and Government securities	48,160	15,789
Subtotals	318.565	387,525

Other Chilean securities:
Time deposits in Chilean financial institutions	3,531	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	-	-
Subtotals	3,531	-

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotals	-	-

Investments in mutual funds:
Funds managed by related entities	16,191	22,238
Funds managed by others	-	-
Subtotals	16,191	22,238

Total	338,287	409,763

As of December 31, 2012 in the “Chilean Central Bank and Government securities” item there are no securities sold with repurchase agreement to clients and financial institutions (MCh$ 27,017 as of December 31, 2011).

As of December 31, 2012 and 2011 under “Other Chilean securities” there are no securities sold with repurchase agreement to clients and financial institutions.

Financial Statements 2012 / Banco Santander Chile 50

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 07
INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from purchase agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As of December 31, 2012 and 2011, rights associated with instruments acquired with resale agreements are as follows:

As of December 31,
	2012				2011
	From 1 day and less than 3 months	More than 5 months and less than 1 year	More than 1 year	Total	From 1 day and less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank securities
Chilean Central Bank Bonds	6,993	-	-	6,993	12,928	-	-	12,928
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other Chilean Central Bank and Government securities	-	-	-	-	-	-	-	-
Subtotals	6,993	-	-	6,993	12,928	-	-	12,928
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	- -	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	6,993	-	-	6,993	12,928	-	-	12,928

Financial Statements 2012 / Banco Santander Chile 51

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

b)	Obligations under repurchase agreements

The Bank raises funds by selling financial instruments and committing itself to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2012 and 2011, obligations related to instruments sold under repurchase agreements are as follows:

	As of December 31
	2012				2011
	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total	From 1 day to less than 3 months	More than 3 months and less than 1 year	More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Government and Central Bank securities
Chilean Central Bank Bonds	155,869	-	-	155,869	27,638	-	-	27,638
Chilean Central Bank Notes	33	-	-	33	270,591	-	-	270,591
Other Chilean Central Bank and Government securities Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Subtotals	155,902	-	-	155,902	298,229	-	-	298,229
Instruments from other domestic institutions:
Time deposits in Chilean financial institutions	144,935	3,280	-	148,215	243,548	2,584	-	246,132
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	18	2	-	20
Chilean financial institution bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotals	144,935	3,280	-	148,215	243,566	2,586	-	246,152
Foreign financial securities:
Foreign government or central banks securities	-	-	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-	-	-

Total	300,837	3,280	-	304,117	541,795	2,586	-	544,381

Financial Statements 2012 / Banco Santander Chile 52

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 07

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS, continued:

c)	Below there is the detail by portfolio of collaterals associated with repurchase agreements as of December 31, 2012 and 2011, valued at market rate:

	As of December 31
	2012			2011
	Available for Sale Portfolio	Trading Portfolio	Total Instruments with agreement	Available for Sale Portfolio	Trading Portfolio	Total Instruments with agreement
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities:
Chilean Central Bank Bonds	156,307	-	156,307	27,688	-	27,688
Chilean Central Bank Notes	33	-	33	245,635	27,017	272,652
Other Chilean Central Bank and Government securities	-	-	-	-	-	-
Subtotals	156,340	-	156,340	273,323	27,017	300,340
Other Chilean securities:
Time deposits in Chilean financial institutions	148,277	-	148,277	246,205	-	246,205
Mortgage finance bonds of Chilean financial institutions	-	-	-	19	-	19
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotals	148,277	-	148,277	246,224	-	246,224
Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-
Other foreign financial instruments	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-
Funds managed by others	-	-	-	-	-	-
Subtotals	-	-	-	-	-	-

Total	304,617	-	304,617	519,547	27,017	546,564

Financial Statements 2012 / Banco Santander Chile 53

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2012 and 2011 the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2012
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	95,200	397,092	395,471	887,763	12,647	4,054
Cross currency swaps	25,396	14,975	671,942	712,313	12,716	4,361
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	120,596	412,067	1,067,413	1,600,076	25,363	8,415

Cash flow hedge derivatives
Currency forwards	13,704	-	-	13,704	-	298
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	268,693	666,668	689,045	1,624,406	1,851	52,589
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	282,397	666,668	689,045	1,638,110	1,851	52,887

Trading derivatives
Currency forwards	17,560,012	7,109,216	563,301	25,232,529	159,624	187,304
Interest rate swaps	4,578,678	9,882,478	13,752,690	28,213,846	204,800	230,380
Cross currency swaps	1,126,961	3,215,654	11,639,636	15,982,251	899,174	665,100
Call currency options	413,452	8,032	-	421,484	567	1,485
Call interest rate options	3,917	14,458	12,481	30,856	24	20
Put currency options	402,234	1,928	-	404,162	1,777	516
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	19,415	-	-	19,415	32	54
Subtotals	24,104,669	20,231,766	25,968,108	70,304,543	1,265,998	1,084,859

Total	24,507,662	21,310,501	27,724,566	73,542,729	1,293,212	1,146,161

Financial Statements 2012 / Banco Santander Chile 54

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued:

	As of December 31, 2011
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	368,885	444,845	813,730	22,374	35
Cross currency swaps	30,989	-	277,469	308,458	20,498	869
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	30,989	368,885	722,314	1,122,188	42,872	904

Cash flow hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	284,875	1,234,882	394,050	1,913,807	94,544	713
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotals	284,875	1,234,882	394,050	1,913,807	94,544	713

Trading derivatives
Currency forwards	14,305,612	8,473,390	604,935	23,383,937	264,574	217,022
Interest rate swaps	5,527,118	11,459,132	13,716,043	30,702,293	264,084	302,327
Cross currency swaps	1,405,419	2,511,430	10,688,479	14,605,328	934,045	769,203
Call currency options	36,180	23,502	-	59,682	740	560
Call interest rate options	5,855	18,773	29,672	54,300	68	256
Put currency options	14,416	17,503	-	31,919	750	1,017
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	102,084	1,694	-	103,778	219	400
Subtotals	21,396,684	22,505,424	25,039,129	68,941,237	1,464,480	1,290,785

Total	21,712,548	24,109,191	26,155,493	71,977,232	1,601,896	1,292,402

Financial Statements 2012 / Banco Santander Chile 55

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge Accounting

Fair Value Hedge:

The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of December 31, 2012 and 2011, classified by term to maturity:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	10,295	-	-	-	10,295
Senior bonds	-	300,769	4,568	582,226	887,563
Subordinated bonds	-	143,655	-	-	143,655
Short-term loans	25,000	-	-	-	25,000
Time deposits	497,368	-	-	27,409	524,777
Mortgage finance bonds	-	-	-	3,995	3,995
Yankee Bond	-	-	-	4,791	4,791
Total	532,663	444,424	4,568	618,421	1,600,076

Hedging instrument
Cross currency swap	40,371	300,769	4,568	366,605	712,313
Interest rate swap	39,295	143,655	-	28,731	211,681
Call money swap	452,997	-	-	223,085	676,082
Total	532,663	444,424	4,568	618,421	1,600,076

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Corporate bonds	-	11,188	-	-	11,188
Senior bonds	364,245	-	326,129	148,484	838,858
Subordinated bonds	-	158,124	-	-	158,124
Short-term loans	-	25,000	-	-	25,000
Time deposits	35,629	25,050	-	-	60,679
Mortgage finance bonds	-		-	28,339	28,339
Yankee Bond	-	-	-	-	-
Total	399,874	219,362	326,129	176,823	1,122,188

Hedging instrument
Cross currency swap	30,989	183,174	65,956	28,339	308,458
Interest rate swap	364,245	11,188	260,173	-	635,606
Call money swap	4,640	25,000	-	148,484	178,124
Total	399,874	219,362	326,129	176,823	1,122,188

Financial Statements 2012 / Banco Santander Chile 56

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges:

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable rate. To cover the inflation risk in some items, we use both forwards as well as currency swaps. Both the cash flows of the cross currency swaps as well as over forwards equal the cash flows of the hedged items.

Below is the nominal amount of the hedged items as of December 31, 2012 and 2011, and an associated maturity analysis:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	754,673	165,204	-	-	919,877
Bonds	57,102	106,942	-	28,265	192,309
Time deposits and other time liabilities	51,008	-	-	-	51,008
Variable rate bonds	52,780	239,425	93,232	-	385,437
Available for sale investments (deposits)	33,502	11,328	-	-	44,830
Mortgage loans	-	44,649	-	-	44,649
Total	949,065	567,548	93,232	28,265	1,638,110

Hedging instrument
Cross currency swap	935,361	567,548	93,232	28,265	1,624,406
Forward	13,704	-	-	-	13,704
Total	949,065	567,548	93,232	28,265	1,638,110

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Interbank loans	1,142,238	147,329	-	-	1,289,567
Bonds	377,519	246,721	-	-	624,240
Total	1,519,757	394,050	-	-	1,913,807

Hedging instrument
Cross currency swap	1,519,757	394,050	-	-	1,913,807
Total	1,519,757	394,050	-	-	1,913,807
Financial Statements 2012 / Banco Santander Chile 57

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which the flows are expected to be produced:

b.1) Future forecast of hedged items and its corresponding hedging instruments for interest rate risk:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(13,675)	(6,515)	(577)	-	(20,767)
Net flows	(13,675)	(6,515)	(577)	-	(20,767)

Hedging instrument
Inflows	13,675	6,515	577	-	20,767
Outflows	(32,129)	(9,782)	(845)	-	(42,756)
Net flows	(18,454)	(3,267)	(268)	-	(21,989)

	As of December 31, 2011
	Within 1 year	Between 1 and 3 years	Between 6 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	-	-	-	-	-
Outflows	(26,147)	(9,791)	-	-	(35,938)
Net flows	(26,147)	(9,791)	-	-	(35,938)

Hedging instrument
Inflows	26,147	9,791	-	-	35,938
Outflows	(44,257)	(13,692)	-	-	(57,949)
Net flows	(18,110)	(3,901)	-	-	(22,011)

Financial Statements 2012 / Banco Santander Chile 58

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Future forecast of hedged items and its corresponding hedging instruments for inflation risk:

	As of December 31, 2012
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Inflows	24,089	20,802	-	-	44,891
Outflows	(2,938)	(2,658)	(2,301)	(2,991)	(10,888)
Net flows	21,151	18,144	(2,301)	(2,991)	34,003

Hedging instrument
Inflows	2,938	2,658	2,301	2,991	10,888
Outflows	(24,089)	(20,802)	-	-	(44,891)
Net flows	(21,151)	(18,144)	2,301	2,991	(34,003)

As of December 31, 2011, the Bank does not have any cash flow hedge by inflation risk.

Financial Statements 2012 / Banco Santander Chile 59

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 08

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The income generated by cash flow hedges whose effect was recorded in the Consolidated Statement of Changes in Equity as of December 31, 2012 and 2011, is shown below:

	As of December 31
	2012	2011
	MCh$	MCh$

Bonds	(1,925)	(1,892)
Interbank loans	2,943	2,286
Time deposits and other time liabilities	(551)	-
Variable rate bonds	4,393	-
Available for sale investments (deposits)	321	-
Mortgage loans	134	-

Net flows	5,315	394

Since the variable flows for both the hedged element and the hedging element mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of value almost completely offset. As of December 2012 and 2011, MCh$ 46 and MCh$ (23) respectively were recognized in profit and loss for the ineffective portions.

During the period, the Bank did not register in its cash flow hedge accounting portfolio forecast transactions.

d)	Below are the reclassification adjustments of cash flow hedges from other comprehensive income to profit and loss during the period:

	As of December 31
	2012	2011
	MCh$	MCh$

Bond hedging derivatives	(863)	(121)
Interbank loans hedging derivatives	1,458	(346)

Cash flow hedge net income	595	(467)

e)	Hedges of net investment hedges in foreign operations:

As of December 31, 2012 and 2011, the Bank does not present foreign net investment hedges in its hedge accounting portfolio.

Financial Statements 2012 / Banco Santander Chile 60

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 09
INTERBANK LOANS

a)	At the end of the 2012 and 2011 reporting periods, the balances in the “Interbank loans” item are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	27	647
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	-
Allowances and impairment for domestic bank loans	-	(1)

Foreign banks
Loans to foreign banks	90,546	87,041
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Allowances and impairment for foreign bank loans	(46)	(146)

Total	90,527	87,541

b)	The amount in each period for allowances and impairment of interbank loans, which are included in the “Provisions for loan losses” item, is shown below:

	As of December 31,
	2012			2011
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

As of January 1	1	146	147	-	54	54
Charge-offs	-	-	-	-	-	-
Allowances established	-	299	299	406	194	600
Allowances released	(1)	(399)	(400)	(405)	(102)	(507)

Total	-	46	46	1	146	147

Financial Statements 2012 / Banco Santander Chile 61

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10
LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2012 and 2011, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Default Portfolio	Total	Individual allowances	Group allowances	Total	Net assets
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	6,585,063	187,762	543,592	7,316,417	108,184	83,690	191,874	7,124,543
Foreign trade loans	1,220,303	28,085	22,035	1,270,423	26,306	921	27,227	1,243,196
Checking accounts debtors	191,714	3,692	9,949	205,355	1,709	2,519	4,228	201,127
Factoring transactions	317,837	869	3,536	322,242	3,538	784	4,322	317,920
Leasing transactions	1,168,825	66,724	42,006	1,277,555	14,985	5,987	20,972	1,256,583
Other loans and accounts receivable	78,506	765	17,758	97,029	213	2,037	2,250	94,779
Subtotals	9,562,248	287,897	638,876	10,489,021	154,935	95,938	250,873	10,238,148

Mortgage loans
Loans with mortgage finance bonds	88,643	-	3,561	92,204	-	493	493	91,711
Mortgage mutual loans	43,690	-	2,415	46,105	-	936	936	45,169
Other mortgage mutual loans	4,910,218	-	223,054	5,133,272	-	34,561	34,561	5,098,711
Leasing transactions	-	-	-	-	-	-	-	-
Subtotals	5,042,551	-	229,030	5,271,581	-	35,990	35,990	5,235,591

Consumer loans
Installment consumer loans	1,502,346	-	355,311	1,857,657	-	218,474	218,474	1,639,183
Credit card balances	1,023,776	-	30,697	1,054,473	-	38,719	38,719	1,015,754
Leasing transactions	3,433	-	255	3,688	-	160	160	3,528
Other consumer loans	192,937	-	6,722	199,659	-	5,906	5,906	193,753
Subtotals	2,722,492	-	392,985	3,115,477	-	263,259	263,259	2,852,218

Total	17,327,291	287,897	1,260,891	18,876,079	154,935	395,187	550,122	18,325,957

Financial Statements 2012 / Banco Santander Chile 62

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

	Assets before allowances				Allowances established
	Normal portfolio	Substandard Portfolio	Default Portfolio	Total	Individual allowances	Group allowances	Total	Net assets
As of December 31, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	5,903,830	170,829	527,713	6,602,372	97,127	81,802	178,929	6,423,443
Foreign trade loans	971,662	31,818	38,544	1,042,024	30,654	1,059	31,713	1,010,311
Checking accounts debtors	119,178	3,455	9,750	132,383	268	3,097	3,365	129,018
Factoring transactions	181,104	5,452	2,074	188,630	3,131	822	3,953	184,677
Leasing transactions	1,139,799	57,023	40,853	1,237,675	15,310	6,167	21,477	1,216,198
Other loans and accounts	65,793	683	18,025	84,501	1,427	4,168	5,595	78,906
Subtotals	8,381,366	269,260	636,959	9,287,585	147,917	97,115	245,032	9,042,553

Mortgage loans
Loans with mortgage finance bonds	109,790	-	4,068	113,858	-	707	707	113,151
Mortgage mutual loans	68,844	-	3,034	71,878	-	1,241	1,241	70,637
Other mortgage mutual loans	4,737,333	-	192,594	4,929,927	-	33,685	33,685	4,896,242
Leasing transactions	-	-	-		-	-	-	-
Subtotals	4,915,967	-	199,696	5,115,663	-	35,633	35,633	5,080,030

Consumer loans
Installment consumer loans	1,425,369	-	383,225	1,808,594	-	193,874	193,874	1,614,720
Credit card balances	889,303	-	31,549	920,852	-	43,922	43,922	876,930
Leasing transactions	3,551	-	176	3,727	-	109	109	3,618
Other consumer loans	203,933	-	6,740	210,673	-	5,117	5,117	205,556
Subtotals	2,522,156	-	421,690	2,943,846	-	243,022	243,022	2,700,824

Total	15,819,489	269,260	1,258,345	17,347,094	147,917	375,770	523,687	16,823,407

Financial Statements 2012 / Banco Santander Chile 63

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

b)	Portfolio characteristics:

As of December 31, 2012 and 2011, the portfolio before allowances has the following detail by customer’s economic activity:

	Domestic loans (*)		Foreign loans (**)		Total loans		Distribution percentage
	As of December 31		As of December 31		As of December 31		As of December 31
	2012	2011	2012	2011	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,014,777	834,011	-	-	1,014,777	834,011	5.35	4.78
Mining	292,217	266,442	-	-	292,217	266,442	1.54	1.53
Electricity, gas, and water	337,269	221,039	-	-	337,269	221,039	1.78	1.27
Agriculture and livestock	770,558	760,527	-	-	770,558	760,527	4.06	4.36
Forest	120,002	89,353	-	-	120,002	89,353	0.63	0.51
Fishing	188,803	144,162	-	-	188,803	144,162	1.00	0.83
Transport	511,407	473,414	-	-	511,407	473,414	2.70	2.72
Communications	179,544	252,528	-	-	179,544	252,528	0.95	1.45
Construction	1,130,194	980,797	-	-	1,130,194	980,797	5.96	5.63
Commerce	2,396,428	1,916,400	90,546	87,041	2,486,974	2,003,441	13.11	11.49
Services	400,716	384,061	-	-	400,716	384,061	2.11	2.20
Other	3,147,133	2,965,498	-	-	3,147,133	2,965,498	16.59	17.00
			-
Subtotals	10,489,048	9,288,232	90,546	87,041	10,579,594	9,375,273	55.78	53.77

Mortgage loans	5,271,581	5,115,663	-	-	5,271,581	5,115,663	27.79	29.35

Consumer loans	3,115,477	2,943,846	-	-	3,115,477	2,943,846	16.43	16.88

Total	18,876,106	17,347,741	90,546	87,041	18,966,652	17,434,782	100.00	100.00

(*)	Includes foreign loans for MCh$ 27 as of December 31, 2012 (MCh$ 647 as of December 31, 2011), see Note 9.

(**)	Includes foreign loans for MCh$90,546 as of December 31, 2012 (MCh$ 87,041 as of December 31, 2011), see Note 9.

Financial Statements 2012 / Banco Santander Chile 64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

c)	Impaired Portfolio (*)

i)	As of December 31, 2012 and 2011, the composition of the impaired portfolio is as follows:

	As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individual impaired portfolio	298,868	-	-	298,868	285,930	-	-	285,930
Non-performing loans	320,461	159,802	117,504	597,767	251,881	152,911	106,565	511,357
Other impaired portfolio	96,793	69,228	275,481	441,502	164,158	46,785	315,125	526,068
Total	716,122	229,030	392,985	1,338,137	701,969	199,696	421,690	1,323,355

(*) Impaired portfolio includes loans classified as substandard in groups B3 and B4, as well as the default portfolio.

ii)	The impaired portfolio with or without guarantee as of December 31, 2012 and 2011 is as follows:

	As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	377,169	208,616	51,549	637,334	376,864	183,657	58,335	618,856
Unsecured debt	338,953	20,414	341,436	700,803	325,105	16,039	363,355	704,499
Total	716,122	229,030	392,985	1,338,137	701,969	199,696	421,690	1,323,355

iii)	The portfolio of past due (90-day non-performing or more) loans as of December 31 2012 and 2011 is as follows:

	As of December 31,
	2012				2011
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	154,675	143,814	8,293	306,782	116,201	138,234	9,920	264,355
Unsecured debt	165,786	15,988	109,211	290,985	135,680	14,677	96,645	247,002
Total	320,461	159,802	117,504	597,767	251,881	152,911	106,565	511,357

Financial Statements 2012 / Banco Santander Chile 65

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

d)	Allowances

The allowance activities in the 2012 and 2011 years are as follows:

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
2012 Activities	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011	147,917	97,115	35,633	243,022	523,687
Allowances established	48,745	31,772	10,741	239,607	330,865
Allowances released	(20,716)	(16,624)	(7,449)	(38,471)	(83,260)
Allowance release due to loan charge-off	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Balances as of December 31, 2012	154,935	95,938	35,990	263,259	550,122

	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
2011 Activities	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2011	152,748	85,942	17,332	225,559	481,581
Allowances established	51,969	72,601	27,406	184,488	336,464
Allowances released	(41,741)	(26,582)	(7,645)	(25,185)	(101,153)
Allowance release due to loan charge-off	(15,059)	(34,846)	(1,460)	(141,840)	(193,205)
Balances as of December 31, 2011	147,917	97,115	35,633	243,022	523,687

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or commiting resources with any foreign country. These allowances are established over country classifications performed by the Bank, according to the provisions established on Chapter 7-13 of the Updated Regulations Compendium. The balance of established allowances as of December 31, 2012 and 2011 totals MCh$ 88 and MCh$ 19, respectively.

ii)	According to Circular letter 3489 from the SBIF on December 29, 2009 the Bank has established allowances related to the unused balances of lines of credit with free disposal. The balance of established allowances for this concept as of December 31, 2012 and 2011 totals MCh$ 17,850 and MCh$ 17,473, respectively.

They are both recorded as liabilities, specifically under Provisions (Note 22).

e)	Allowances established

	As of December 31
	2012	2011

Customer loans	330,865	336,465
Interbank loans	299	600
Total	331,164	337,065

Financial Statements 2012 / Banco Santander Chile 66

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

f)	Loan portfolio by impairment and non-impairment status.

	As of December 31, 2012
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Non- impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current or standard portfolio	9,500,231	4,725,955	2,511,869	16,738,055	273,481	43,502	160,480	477,463	9,773,712	4,769,457	2,672,349	17,215,518
1 to 29 days of default	195,667	202,142	132,475	530,284	63,868	18,391	60,055	142,314	259,535	220,533	192,530	672,598
30 to 89 days of default	77,001	114,454	78,148	269,603	75,659	34,240	68,316	178,215	152,660	148,694	146,464	447,818
90 or more days of default	-	-	-	-	303,114	132,897	104,134	540,145	303,114	132,897	104,134	540,145

Total portfolio before allowances	9,772,899	5,042,551	2,722,492	17,537,942	716,122	229,030	392,985	1,338,137	10,489,021	5,271,581	3,115,477	18,876,079

Default loans (less than 90 days) presented as portfolio percentage	2.79%	6.28%	7.74%	4.56%	19.48%	22.98%	32.67%	23.95%	3.93%	7.00%	10.88%	5.94%

Default loans (over 90 days) presented as portfolio percentage	-	-	-	-	42.33%	58.03%	26.50%	40.37%	2.89%	2.52%	3.34%	2.86%

Financial Statements 2012 / Banco Santander Chile 67

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 10

LOANS AND ACCOUNTS RECEIVABLES FROM CUSTOMERS, continued

g)	Loan portfolio by impairment and non-impairment status, continued.

	As of December 31, 2011
	Non-impaired				Impaired				Portfolio total
	Commercial	Mortgage	Consumer	Non-impaired total	Commercial	Mortgage	Consumer	Impaired total	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current or standard portfolio	8,404,128	4,632,605	2,336,453	15,373,186	337,536	32,089	184,057	553,682	8,741,664	4,664,694	2,520,510	15,926,868
1 to 29 days of default	124,374	165,142	113,237	402,753	49,682	10,298	58,590	118,570	174,056	175,440	171,827	521,323
30 to 89 days of default	57,114	118,220	72,466	247,800	76,263	36,847	84,118	197,228	133,377	155,067	156,584	445,028
90 or more days of default	-	-	-	-	238,488	120,462	94,925	453,875	238,488	120,462	94,925	453,875

Total portfolio before allowances	8,585,616	4,915,967	2,522,156	16,023,739	701,969	199,696	421,690	1,323,355	9,287,585	5,115,663	2,943,846	17,347,094

Default loans (less than 90 days) presented as portfolio percentage	2.11%	5.76%	7.36%	4.06%	17.94%	23.61%	33.84%	23.86%	3.31%	6.46%	11.16%	5.57%

Default loans (over 90 days) presented as portfolio percentage	-	-	-	-	33.97%	60.32%	22.51%	34.30%	2.57%	2.35%	3.22%	2.62%

Financial Statements 2012 / Banco Santander Chile 68

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 11
PURCHASES AND SALES OF LOANS

a)	Sales of portfolios

i) As of December 31, 2012 the following loan sale transactions have been made:

	As of December 31, 2012
	Book value	Selling price	Reserve fund	Effect on income
Loans	MCh$	MCh$	MCh$	MCh$

Charged-off (1)	-	2,608	518	2,090
Current mortgage (2)	17,808	18,587	-	779
Current commercial (3)	5,689	7,655	-	1,966

(1) Sale of previously charged-off loans

In 2012, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” These were the sales:

	Nominal portfolio sale		Nominal	Selling
Date of	Commercial	Consumer	portfolio sale	price
contract	MCh$	MCh$	MCh$	MCh$
01-24-2012	603	12,527	13,130	853
02-21-2012	411	12,946	13,357	868
03-20-2012	412	13,226	13,638	887
Total	1,426	38,699	40,125	2,608

The gain on sale was MCh$ 2,090. This amount was recorded entirely as income from Sale of previously charged-off loans under “Income from financial transactions”. See Note 30.

(2) Sales of current mortgage loans

In 2012, Banco Santander Chile signed assignment agreements of mortgage loans with “Metlife Chile Seguros de Vida S.A.” These were the sales:

Date of	Book value	Selling price (*)	Effect on income
contract	MCh$	MCh$	MCh$

01-19-2012	9,032	9,349	317
02-02-2012	7,849	8,250	401
08-13-2012	927	988	61
Total	17,808	18,587	779

(*)	Sales of current mortgage loans totaled MCh$ 18,587; this amount roughly equals UF 813,764.87 and was recorded under “Income from financial transactions”. See Note 30.

Financial Statements 2012 / Banco Santander Chile 69

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 11

PURCHASES AND SALES OF LOANS, continued

(3) Sales of current commercial loans

In 2012, Banco Santander Chile signed assignment agreements of current loans related to funding higher education. As of December 31 the following portfolio sales have been carried out:

Date of	Book value	Selling price (*)	Effect on income
contract	MCh$	MCh$	MCh$

12-27-2012	5,689	7,655	1,966
Total	5,689	7,655	1,966

(*)	Sales of current commercial loans totaled MCh$ 7,655; this amount roughly equals UF 335,130.58 and was recorded under “Income from financial transactions.” See Note 30.

ii) In 2011 the following loan sales transactions were conducted:

	As of December 31, 2011
	Book value	Selling price	Reserve fund	Effect on income
Loans	MCh$	MCh$	MCh$	MCh$

Charged-off(1)	-	8,180	856	7,324
Current (2).	6,630	8,998	-	2,368

(1) Sale of charged-off loans

In 2011, Banco Santander Chile signed assignment agreements of loans previously charged off with “Fondo de Inversiones Cantábrico.” As of December 31 the following portfolio sales have been carried out:

	Nominal portfolio sale		Nominal
Date of	Commercial	Consumer	portfolio sale	Selling price
contract	MCh$	MCh$	MCh$	MCh$
20-01-2011	888	8,222	9,110	592
23-02-2011	774	6,802	7,576	492
23-03-2011	969	6,958	7,927	507
26-04-2011	768	6,386	7,154	465
25-05-2011	990	6,611	7,601	494
22-06-2011	805	7,676	8,481	551
26-07-2011	930	9,207	10,137	659
24-08-2011	2,351	10,221	12,572	817
22-09-2011	664	14,745	15,409	1,002
27-10-2011	716	12,702	13,418	872
22-11-2011	476	10,898	11,374	739
26-12-2011	762	14,462	15,224	990
Total	11,093	114,890	125,983	8,180

The portfolio’s result was MCh$ 7,324. This amount was recorded entirely as income from Sale of previously charged-off loans.

Financial Statements 2012 / Banco Santander Chile 70

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 11

PURCHASES AND SALES OF LOANS, continued

(2)  Sales of current loans

In 2011, Banco Santander Chile signed assignment agreements of current loans related to financing higher education. As of December 31, the following portfolio sales have been carried out:

	Book value	Selling price (*)	Effect on income
Date of contract	MCh$	MCh$	MCh$

As of December 31, 2011	6,630	8,998	2,368

Total	6,630	8,998	2,368

(*) Sales of current mortgage loans totaled MCh$ 8,998; this amount roughly equals UF 405,925.69.

b)	Purchase of portfolios

i)	In 2012, there has been no purchase of loans.

ii)	In 2011 the following loan trading operations were conducted:

In 2011, Banco Santander Chile purchased allocation portfolios (loans granted to Chilean companies) from its head office and other companies under common control for a total of approximately USD 971.0 million, detailed as follows:

-	Purchase to Banco Santander S.A. (Parent Company) located in Spain. The sale amount totaled USD 318.5 million (MCh $ 166,065 approx.); said value corresponds to the fair value of the loans, established by independent third parties.

-	Purchase to Banco Santander U.K. (corporation under common control), located in England. The sale amount totaled USD 526.4 million (MCh $ 274,496 approx.); said value corresponds to the fair value of the loans, established by independent third parties.

-	Purchase to Banco Santander New York (corporation under common control), located in the USA. The sale amount totaled USD 126.1 million (MCh $ 65,770 approx.); said value corresponds to the fair value of the loans, established by independent third parties.

-	As of December 31, 2011 the book amount of current operations is approximately USD 406.6 million (MCh $ 211,574 approximately).

Financial Statements 2012 / Banco Santander Chile 71

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 12
AVAILABLE FOR SALE INSTRUMENTS

As of December 31, 2012 and 2011, the detail of the instruments deemed as available for sale investments is as follows:

	As of December 31,
	2012 MCh$	2011 MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	712,278	570,573
Chilean Central Bank Notes	8,270	563,114
Other Chilean Central Bank and Government securities	296,010	173,839
Subtotals	1,016,558	1,307,526

Other Chilean securities
Time deposits in Chilean financial institutions	756,136	275,022
Mortgage finance bonds of Chilean financial institutions	37,319	66,806
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	321	319
Subtotals	793,776	342,147

Foreign financial securities:
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	15,824	11,638
Subtotals	15,824	11,638

Total	1,826,158	1,661,311

Chilean Central Bank and Government securities include instruments sold to customers and financial institutions under repurchase agreements totaling MCh$ 156,340 and MCh$ 273,323 as of December 31, 2012 and 2011, respectively.

Other Chilean securities include instruments sold to customers and financial institutions under repurchase agreements totaling MCh$ 148,277 and MCh$ 246,224 December 31, 2012 and 2011, respectively.

Financial Statements 2012 / Banco Santander Chile 72

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

As of December 31, 2012 available for sale investments included unrealized net losses of Ch$ 10,017 million, recorded as a “Valuation adjustment” in Equity, distributed between Ch$ 10,041 million attributable to Bank shareholders and Ch$ 24 million attributable to non-controlling interest.

As of December 31, 2011 available for sale investments included unrealized net profits of MCh$ 3,043, recorded as a “Valuation adjustment” in Equity, distributed between MCh$ 3,077 of profits attributable to Bank shareholders and MCh$ 34 of losses attributable to non-controlling interest.

Realized profit and losses are established using the sales procedure minus costs (specific identification method) of the investments identified for sale. Additionally, any unrealized gain or losses recorded is reversed against income statement.

Gross profits and losses realized on the sale of available for sale investments as of December 31, 2012 and 2011, are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Sale date of available for sale investments generating realized profits	4,886,706	3,883,812
Realized profits	2,574	4,959
Sale of available for sale investments generating realized losses	665,779	1,359,177
Realized losses	503	7,922

The Bank checked the unrealized instruments with loss as of December 31, 2012 and 2011 and concludes they were not significant or prolonged. This review consisted of evaluating the economic reasons for any declines, the credit ratings of the securities’ issuers and the Bank’s intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank believes that there were no other than temporary impairments in its investment portfolio, since most of the decline in fair value of these securities was caused by market conditions which the Bank considers not be significant or pronlonged. All of the instruments that have unrealized losses as of December 31, 2012 and 2011, were in a continuous unrealized loss position for less than one year.

The unrealized gains and losses arising from available for sale investments as of December 31, 2012 and 2011 are as follows:

Financial Statements 2012 / Banco Santander Chile 73

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

The following charts show the available for sale investments in unrealized profit (loss) as of December 31, 2012 and 2011.

As of December 31, 2012:

	Under 12 months				Over 12 months				Total
	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying Amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	720,198	712,278	362	(8,282)	-	-	-	-	720,198	712,278	362	(8,282)
Chilean Central Bank Notes	8,408	8,270	-	(138)	-	-	-	-	8,408	8,270	-	(138)
Other Chilean Central Bank and Government securities	297,863	296,010	521	(2,374)	-	-	-	-	297,863	296,010	521	(2,374)
Subtotals	1,026,469	1,016,558	883	(10,794)	-	-	-	-	1,026,469	1,016,558	883	(10,794)

Other Chilean securities
Time deposits in Chilean financial institutions	755,903	756,136	498	(265)	-	-	-	-	755,903	756,136	498	(265)
Mortgage finance bonds of Chilean financial institutions	37,925	37,319	71	(677)	-	-	-	-	37,925	37,319	71	(677)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	320	321	1	-	-	-	-	-	320	321	1	-
Subtotals	794,148	793,776	570	(942)	-	-	-	-	794,148	793,776	570	(942)

Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-
Subtotals	15,558	15,824	266	-	-	-	-	-	15,558	15,824	266	-

Total	1,836,175	1,826,158	1,719	(11,736)	-	-	-	-	1,836,175	1,826,158	1,719	(11,736)

Financial Statements 2012 / Banco Santander Chile 74

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 12

AVAILABLE FOR SALE INSTRUMENTS, continued:

As of December 31, 2011:

	Under 12 months				Over 12 months				Total
	Carrying amount	Fair value	Unrealized profit	Unrealized loss	Carrying Amount	Fair value	Unrealized profit	Unrealized loss	Carrying amount	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank Bonds	571,340	570,573	2,397	(3,164)	-	-	-	-	571,340	570,573	2,397	(3,164)
Chilean Central Bank Notes	563,293	563,114	303	(482)	-	-	-	-	563,293	563,114	303	(482)
Other Chilean Central Bank and Government securities	170,802	173,839	3,054	(17)	-	-	-	-	170,802	173,839	3,054	(17)
Subtotals	1,305,435	1,307,526	5,754	(3,663)	-	-	-	-	1,305,435	1,307,526	5,754	(3,663)

Other Chilean securities
Time deposits in Chilean financial institutions	274,959	275,022	66	(3)	-	-	-	-	274,959	275,022	66	(3)
Mortgage finance bonds of Chilean financial institutions	66,341	66,806	1,123	(658)	-	-	-	-	66,341	66,806	1,123	(658)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	315	319	4	-	-	-	-	-	315	319	4	-
Subtotals	341,615	342,147	1,193	(661)	-	-	-	-	341,615	342,147	1,193	(661)

Foreign financial securities:
Foreign Central Banks and Government securities	-	-	-	-	-	-	-	-	-	-	-	-
Other foreign financial securities	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-
Subtotals	11,218	11,638	420	-	-	-	-	-	11,218	11,638	420	-

Total	1,658,268	1,661,311	7,367	(4,324)	-	-	-	-	1,658,268	1,661,311	7,367	(4,324)

Financial Statements 2012 / Banco Santander Chile 75

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 13
INVESTMENTS IN OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflects investments in other companies amounting to MCh$ 7,614 as of December 31, 2012, MCh$ 8,728 as of December 31, 2011, as shown in the following table:

			Investment
	Ownership interest		Investment value		Income
	As of December 31		As of December 31		for the year ended December 31
	2012	2011	2012	2011	2012	2011
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Centro de Compensación Automatizado	33.33	33.33	548	432	116	105
Redbanc S.A. (1)	33.43	33.43	1,374	1,929	(199)	323
Transbank S.A. (2)	25.00	32.71	1,607	2,092	306	391
Sociedad Interbancaria de Depósito de Valores S.A.	29.28	29.28	501	461	86	58
Sociedad Nexus S.A.	12.90	12.90	1,106	941	278	114
Administrador Financiero del Transantiago S.A. (3)	20.00	20.00	1,215	1,742	(527)	966
Cámara de Compensación de Alto Valor S.A. (4)	14.14	12.65	678	526	114	91
Subtotals			7,029	8,123	174	2,048
Shares or rights in other companies
Bladex	-	-	136	136	13	10
Bolsas de Comercio	-	-	417	417	80	82
Others	-	-	32	52	-	-
Total	-	-	7,614	8,728	267	2,140

(1)	Losses arising from these investments were mainly due to the charge-off of Accounts receivable from Banco Estado that were billed for brand usage, and were under arbitration procedures. On May 31, 2012, the arbitrating judge determined that those amount are not in accordance with contractual term, therefore that account receivable was charged-off, with a MCh$ 1,176 impact on income.

(2)	In July 2012, Banco Santander Chile sold 3,628,154 shares from the Sociedad de apoyo Transbank S.A, decreasing its share from 32.71% to 25%. The transaction amount totaled MCh$ 1,000 and the investment’s accounting value was MCh$ 401, creating a MCh$ 599 profit, recorded under other income. See Note 36.

(3)	Losses arising from this investment were mainly due to the end of the renegotiation process with the Ministry of Transport and Telecommunications of our current service contract. We signed a complementary contract of “Mutual Termination of Contract” for the “Providing of complementary financial administration services of the Santiago Public Transportation System resources”. Due to the latter, AFT had to adjust its income, charging profit and loss in 2012 for MCh$ 7,177.

(4)	In August 2012, Banco Santander Chile bought 144 shares from Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A through Banco Scotiabank Chile, increasing its share from 12.65% to 14.44%. The purchase value was MCh$ 61 million.

b)	Investments in associates and other companies do not have market prices.

c)	Summary of financial information of associates, 2012 and 2011:

	As of and for the years ended December 31
	2012				2011
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado	2,014	405	1,263	346	1,586	334	937	315
Redbanc S.A.	15,973	11,863	4,706	(596)	15,009	9,529	4,515	965
Transbank S.A.	316,881	310,576	5,076	1,224	277,424	271,150	5,080	1,194
Sociedad Interbancaria de Depósito de Valores S.A.	1,714	4	1,415	295	1,576	53	1,179	344
Sociedad Nexus S.A.	14,439	8,027	4,256	2,156	14,534	8,122	5,250	1,162
Administrador Financiero del Transantiago S.A.	81,017	74,940	8,714	(2,637)	70,023	61,309	3,883	4,831
Cámara de Compensación de Alto Valor S.A.	5,109	772	3,631	706	4,498	703	3,073	722
Total	437,147	406,587	29,061	1,494	384,650	351,200	23,917	9,533

Financial Statements 2012 / Banco Santander Chile 76

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 13

INVESTMENTS IN OTHER COMPANIES, continued:

d)	Restrictions over the ability of associated companies to transfer funds to investors.

There are no significant restrictions regarding the capacity of associates to transfer funds, whether in cash dividends or refund of loans or advance payments to the Bank.

e)	Activity with respect to investments in other companies during 2012 and 2011 is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Initial book value	8,728	7,275
Acquisition of equity (*)	61	-
Sale of equity (**)	(401)	-
Participation in income	267	2,140
Dividends received (***)	(690)	(795)
Other equity adjustments	(351)	108

Total	7,614	8,728

(*)	See letter a), reference (4)
(**)	See letter a), reference (2)
(***)	It does not include those dividends received by investments accounted at lower value, for MCh$ 206.

Financial Statements 2012 / Banco Santander Chile 77

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 14
INTANGIBLE ASSETS

a)	As of December 31, 2012 and 2011, the composition of the item is as follows:

				2012
	Years of Useful life	Remaining useful life average	Net opening balance January 1, 2012	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,496	9,329	(6,708)	2,621
Software development	3	2	78,243	224,671	(139,945)	84,726

Total			80,739	234,000	(146,653)	87,347

				2011
	Years of Useful Life	Remaining useful life average	Net opening balance January 1, 2011	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,108	8,085	(5,589)	2,496
Software development	3	1,8	75,882	184,133	(105,890)	78,243

Total			77,990	192,218	(111,479)	80,739

b)	The activity in intangible assets during 2012 and 2011 is as follows:

b.1) Gross balance

Gross balances	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	8,085	184,133	192,218
Acquisitions	1,244	41,018	42,262
Disposals	-	(480)	(480)
Other	-	-	-
Balances as of December 31, 2012	9,329	224,671	234,000

Balances as of January 1, 2011	6,229	150,090	156,319
Acquisitions	1,856	32,195	34,051
Disposals	-	(409)	(409)
Other	-	2,257	2,257
Balances as of December 31, 2011	8,085	184,133	192,218

Financial Statements 2012 / Banco Santander Chile 78

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 14

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development (acquired)	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(5,589)	(105,890)	(111,479)
Amortization for the period	(1,119)	(34,055)	(35,174)
Other changes	-	-	-

Balances as of December 31, 2012	(6,708)	(139,945)	(146,653)

Balances as of January 1, 2011	(4,121)	(74,208)	(78,329)
Amortization for the period	(1,468)	(31,625)	(33,093)
Other changes	-	(57)	(57)

Balances as of December 31, 2011	(5,589)	(105,890)	(111,479)

c)	As of December 31, 2012 and 2011, the Bank does not have any restriction on intangible assets. Additionally, intangible assets have not been pledged as security for liabilities.

Financial Statements 2012 / Banco Santander Chile 79

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 15
PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2012 and 2011, the composition of the item is as follows:

		2012
	Net opening balance January 1, 2012	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	118,493	167,760	(47,335)	120,425
Equipment	22,570	66,170	(37,545)	28,625
Ceded under operating leases	4,071	4,477	(542)	3,935
Other	7,925	28,957	(19,728)	9,229
Total	153,059	267,364	(105,150)	162,214

		2011
	Net opening balance January 1, 2011	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	126,550	156,950	(38,457)	118,493
Equipment	20,346	51,781	(29,211)	22,570
Ceded under operating leases	1,802	4,477	(406)	4,071
Other	6,287	24,081	(16,156)	7,925
Total	154,985	237,289	(84,230)	153,059

Financial Statements 2012 / Banco Santander Chile 80

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

b)	The activity in property, plant, and equipment during 2012 and 2011 is as follows:

b.1) Gross balance

2012	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	156,950	51,781	4,477	24,081	237,289
Additions	17,177	14,570	-	4,991	36,738
Disposals (i)	(6,367)	(91)	-	(115)	(6,573)
Impairment due to damage (ii)	-	(90)	-	-	(90)
Transfers	-	-	-	-	-
Other	-	-	-	-	-
Balances as of December 31, 2012	167,760	66,170	4,477	28,957	267,364

(i)	As stated on Note 36 “Other operating income and expenses”, in 2012 Banco Santander Chile has sold 17 offices which, at the time of sale, had a net book amount of MCh$ 6,357.

(ii)	Banco Santander Chile recognized on its financial statements as of December 31, 2012 a MCh$ 90 impairment from damages to ATMs. Indemnifications received from insurances totaled MCH$ 262, which are presented in the “other operating income” line (Note 36).

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	155,821	42,757	1,840	18,943	219,361
Additions	8,326	8,503	5,741	4,119	26,689
Disposals (i)	(8,508)	(132)	-	(5)	(8,645)
Impairment due to damage (ii)	-	(116)	-	-	(116)
Transfers	1,311	769	(3,104)	1,024	-
Other	-	-	-	-	-
Balances as of December 31, 2011	156,950	51,781	4,477	24,081	237,289

(i) As stated in Note 36 Other Operating Income and Expenses, in 2011 the Bank sold 8 offices which, at the time of sale, had a net carrying amount of approximately MCh$ 6,237.

(ii)	Banco Santander Chile recognized on its financial statements as of December 31, 2011 a MCh$ 116 impairment from damages to ATMs. Indemnifications received from insurances totaled MCh$ 437, which are presented in the “other operating income” line (Note 36).

Financial Statements 2012 / Banco Santander Chile 81

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

b.2) Accumulated depreciation

2012	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(38,457)	(29,211)	(406)	(16,156)	(84,230)
Depreciation charges in the period	(9,100)	(8,351)	(136)	(3,608)	(21,195)
Sales and disposals in the period	222	17	-	36	275
Other	-	-	-	-	-
Balances as of December 31, 2012	(47,335)	(37,545)	(542)	(19,728)	(105,150)

2011	Land and buildings	Equipment	Ceded under an operating leases	Other	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(29,271)	(22,411)	(38)	(12,656)	(64,376)
Depreciation charges in the period	(10,011)	(6,845)	-	(3,517)	(20,373)
Sales and disposals in the period	419	45	-	17	481
Transfers	406	-	(406)	-	-
Other	-	-	38	-	38
Balances as of December 31, 2011	(38,457)	(29,211)	(406)	(16,156)	(84,230)

c)	Operational leases – Lessor

As of December 31, 2012 and 2011, the future minimum lease inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	626	1,151
Due after 1 year but within 2 years	1,163	1,165
Due after 2 years but within 3 years	502	605
Due after 3 years but within 42 years	294	582
Due after 4 years but within 5 years	258	293
Due after 5 years	2,148	2,337

Total	4,991	6,133

Financial Statements 2012 / Banco Santander Chile 82

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 15

PROPERTY, PLANT, AND EQUIPMENT, continued:

d)	Operational leases – Lessee

Certain of the Bank’s premises and equipment are leased under various operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	16,266	15,089
Due after 1 year but within 2 years	14,845	13,521
Due after 2 years but within 3 years	12,960	12,373
Due after 3 years but within 4 years	11,443	10,781
Due after 4 years but within 5 years	10,465	9,347
Due after 5 years	63,035	63,686

Total	129,014	124,797

e)	As of December 31, 2012 and 2011, the Bank has no financial leases which cannot be unilaterally rescinded.

f)	As of December 31,2012 and 2011, the Bank does not have any restriction over property, plant, and equipment. Additionally, property, plant, and equipment have not been pledged as security for liabilities. Also, the Bank has no debt regarding Property, plant, and equipment on those dates.

Financial Statements 2012 / Banco Santander Chile 83

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 16
CURRENT AND DEFERRED TAXES

a)	Current taxes

At the end of each reporting period in 2012 and 2011 the bank recognizes an Income Tax Provision, which is determined based on the currently applicable tax legislation. This provision is recorded net of recoverable taxes, as shown as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(10,227)	(37,253)
Current tax liabilities	525	1,498

Total tax payable (recoverable)	(9,702)	(35,755)

(Assets) liabilities current taxes detail (net)
Income tax, tax rate 20%	83,381	101,853
Minus:
Provisional monthly payments (PPM)	(84,940)	(138,329)
Credit for training expenses	(1,505)	(1,366)
Land taxes leasing	(2,939)	(1,467)
Grant credits	(2,534)	(1,140)
Other	(1,165)	4,694

Total tax payable (recoverable)	(9,702)	(35,755)

b)	Effect on income

The effect of tax expense on income during the periods from January 1 to December 31, 2012 and 2011 is comprised of the following items:

	As of December 31,
	2012	2011
	MCh$	MCh$

Income tax expense
Current tax	83,381	101,853

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(32,653)	(19,165)
Subtotals	50,728	82,688
Tax for rejected expenses (Article No.21)	70	716
Other	297	49
Net charges for income tax expense	51,095	83,453

Financial Statements 2012 / Banco Santander Chile 84

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of December 31, 2012 and 2011, is as follows:

	As of December 31,
	2012		2011
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Income tax using statutory rate	20.00	88,737	20.00	104,694
Permanent differences	(2.74)	(12,161)	(2.00)	(10,453)
Unique tax (rejected expenses)	(0.21)	(936)	0.14	716
Effect of change in tax rate	(3.66)	(16,221)	(0.98)	(5,108)
Real state taxes	(1.87)	(8,324)	(1.22)	(6,393)
Other	-	-	-	(3)

Effective rates and expenses for income tax	11.52	51,095	15.94	83,453

Law No. 20,455 from 2010 increased the statutory tax rate to be applied during 2011 and 2012, to 20% and 18.5% respectively. Due to this, a MCH$5,108 income was recorded in 2011, corresponding to the adjustment of temporary differences to be reversed during those years. Law No. 20,630 published on the Official Newspaper on September 27, 2012 increased the First Class Rate from 18.5% to 20%, permanently, for transactions accounted from January 1, 2012 onwards. This created income for MCh$ 16,221, corresponding to the adjustment of current time differences.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on Equity, showing the asset and liability balances, during the periods between January 1, 2012 and December 31, 2012 and January 1, 2011 and December 31, 2011, which include of the following items:

	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Available for sale investments	2,004	143
Cash flow hedges	389	-
Total deferred tax assets affecting other comprehensive income	2.393	143

Deferred tax liabilities
Available for sale investments	(1)	(705)
Cash flow hedges	(1,452)	(72)
Total deferred tax liabilities affecting other comprehensive income	(1.453)	(777)

Net deferred tax balances in equity	940	(634)

Deferred taxes in equity attributable to Bank shareholders	945	(639)
Deferred tax in equity attributable to non-controlling interests	(5)	5

Financial Statements 2012 / Banco Santander Chile 85

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

e)	Effect of deferred taxes on income

In 2012 and 2011, the Bank has recorded deferred tax assests and liabilities in its financial statements as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Deferred tax assets
Interest and adjustments	7,854	1,936
Non-recurring charge-offs	12,046	7,028
Assets received in lieu of payment	1,265	1,322
Exchange rate adjustments	43	1,890
Property, plant and equipment	3,654	5,906
Allowance for loan losses	96,071	77,199
Provision for expenses	17,903	15,961
Derivatives	54	27
Leased assets	39,168	31,244
Subsidiaries tax losses	5,232	4,229
Other	527	869
Total deferred tax assets	183,817	147,611

Deferred tax liabilities
Valuation of investments	(6,555)	(2,301)
Depreciation	(261)	(178)
Prepaid expenses	-	(1,303)
Other	(1,275)	(756)
Total deferred tax liabilities	(8,091)	(4,538)

f)	Summary of deferred tax assets and liabilities

The summary of deferred taxes is presented below, presenting their cumulative effect both on equity and income:

	As of December 31,
	2012	2011
	MCh$	MCh$

Deferred tax assets
Recognized through other comprehensive income	2,393	143
Recognized through profit or loss	183,817	147,611
Total deferred tax assets	186,210	147,754

Deferred tax liabilities
Recognized through other comprehensive income	(1,453)	(777)
Recognized through profit or loss	(8,091)	(4,538)
Total deferred tax liabilities	(9,544)	(5,315)

Financial Statements 2012 / Banco Santander Chile 86

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 16

CURRENT AND DEFERRED TAXES, continued:

g)	Supplementary information related to the Circular issued by the tax authority and SBIF:

	As of December 31
	2012				2011
g.1) Loans and accounts receivables from customers		Tax value assets				Tax value assets
			Non-performing loans				Non-performing loans
	Financial value		With	Without	Financial		With	Without
	assets	Total	Guarantees	Guarantees	value assets	Total	Guarantees	Guarantees
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interbank loans	90,573	90,527	-	-	87,688	87,688	-	-
Commercial loans	10,489,021	8,914,074	108,784	117,987	9,287,585	7,866,160	62,643	93,672
Consumer loans	3,115,477	3,171,438	519	15,420	2,943,846	2,982,135	646	13,068
Mortgage loans	5,271,581	5,281,568	64,616	12,312	5,115,663	5,116,230	61,338	3,777
Total	18,966,652	17,457,607	173,919	145,719	17,434,782	16,052,213	124,627	110,517

g.2) Allowances for substandard loans without guarantees	Balance as of 12.31.2011	Application of Allowances	Allowances established	Allowances released	Balance as of 12.31.2012
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	93,672	(981)	134,081	(108,785)	117,987
Consumer loans	13,068	(4,738)	77,114	(70,024)	15,420
Mortgage loans	3,777	(481)	37,780	(28,764)	12,312
Total	110,517	(6,200)	248,975	(207,573)	145,719

g.3) Direct charge offs and recoveries	As of December 31
	2012	2011
	MCh$	MCh$
Direct charge-off article 31 n°4 paragraph II	6,454	(14,701)
Cancellations that created release of allowances	-	-
Retrieval or renegoctiation of charged-off loans	31,322	(105,072)
Total	37,776	(119,773)

g.4) Enforcement of article 31, paragraphs 1 and 3	As of December 31
	2012	2011
	MCh$	MCh$
Charge-offs according to paragraph I	-	-
Cancellations according to paragraph III	7,698	10,114
Total	7,698	10,114

Financial Statements 2012 / Banco Santander Chile 87

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 17
OTHER ASSETS

Other assets item are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Assets for leasing (*)	42,891	105,150

Assets received or awarded in lieu of payment (**)
Assets received in lieu of payment	15,058	11,428
Assets awarded at judicial sale	9,974	10,226
Provisions for assets received in lieu of payment or awarded	(3,091)	(2,227)
Subtotals	21,941	19,427

Other assets
Guarantee deposits	256,854	149,583
Gold investments	464	466
VAT credit	10,337	8,953
Income tax recoverable	28,274	6,849
Prepaid expenses	50,870	70,927
Assets recovered from leasing for sale	3,335	2,693
Pension plan assets (Note 38)	2,972	3,348
Accounts and notes receivable	82,378	64,667
Notes receivable through brokerage and simultaneous transactions	89,314	66,406
Other assets	66,570	48,001
Subtotals	591,368	421,893

Total	656,200	546,470

(*)	Assets available to be granted under the financial leasing agreements.

(**)	Assets received in lieu of payment correspond to assets received as payment of overdue debts. The assets acquired must at no time exceed, in the aggregate, assets that represent 20% of the Bank’s effective equity. These assets currently represent 0.58% (0.81% as of December 31, 2011) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed to the Bank. The assets awarded at judicial sale are not subject to the aforementioned requirement. These properties are assets available for sale. For most assets, sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

In addition, a provision is recorded for the diference between initial awarded value plus its additions and its estimated realization value (appraisal) when the first is higher.

Financial Statements 2012 / Banco Santander Chile 88

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 18
TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2012 and 2010, the composition of the item is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	4,006,143	3,543,776
Other deposits and demand accounts	455,315	350,519
Other demand liabilities	508,561	519,520

Total	4,970,019	4,413,815

Time deposits and other time liabilities
Time deposits	9,008,902	8,816,766
Time savings account	101,702	102,831
Other time liabilities	1,609	1,517

Total	9,112,213	8,921,114

Financial Statements 2012 / Banco Santander Chile 89

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 19
INTERBANK LOANS

At December 31, 2012 and 2011 financial statements, interbank borrowings are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Loans from financial institutions and the Central Bank of Chile
Other obligations with Central Bank of Chile	398	810
Subtotals	398	810

Loans from domestic financial institutions	-	-

Loans from foreign financial institutions
Standard Chartered Bank, New York	279,966	362,041
Wachovia Bank N.A., Miami	204,184	189,894
Citibank N.A., New York	187,036	208,967
Bank of America	139,570	177,182
Bank of Montreal – Toronto	112,236	122,014
Mizuho Corporate Bank	95,290	104,374
Commerzbank A.G. - Frankfurt	88,801	113,704
The Toronto Dominion Bank – Toronto	74,486	85,994
Sumitomo Mitsui Banking Corporation	67,105	72,935
Banco Santander – Montevideo	57,532	-
J.P. Morgan Chase Bank N.A., New York	48,176	127,762
Royal Bank of Scotland – London	40,784	39,122
Commerzbank N.A. – Miami	14,368	36,451
Banco Santander – Hong Kong	4,283	2,585
Discount Bank – Montevideo	3,835	-
UBS A.G.	3,786	-
Bank of China	1,510	326
Banca Antoniana Popolare – Venetto	746	-
Bancolombia S.A. (Panamá)	709	-
Unicredit Banca d Impresa	544	-
U.S. Bank	513	344
Banca Commerciale Italiana S.P.	494	289
Unicrédito Italiano, New York	410	13,207
Turkiye Halk Bankasi	403	-
Banco Santander – Madrid	660	-
Banco General S.A.	349	-
Banco Popolare di Novara	308	-
Banco do Brasil S.A. – London	285	67,820
Banco Español de Crédito	281	-
ING Bank N.V. Amsterdam	257	5,241
Deutsche Bank A.G., New York	245	14,126
Banco Bradesco S.A.	245	-
Banca Nazionale del Lavoro S.P.	216	-
Banco Sofisa	212	-
Banca Popolare di Vicenza SCPA	208	-
Landesbank Baden - Wuerttemberg	-	119,999
Intesa San Paolo SPA U.S.A.	-	33,920
Branch Banking and Trust Co.	-	14,926
ABN Ambro Bank N.V., Amsterdam	-	1,175
Banco de Occidente	-	750
BBVA Banco Francés S.A.	-	745
State Bank of India	-	358
Bank of Tokyo Mitsubischi	-	297
Other	7,572	2,734
Subtotals	1,437,605	1,919,282
Total	1,438,003	1,920,092

Financial Statements 2012 / Banco Santander Chile 90

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 19

INTERBANK LOANS, continued:

a)	Obligations with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other borrowings withn Central Bank of Chile. These credit lines were provided by the Central Bank of Chile for the renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the early 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Line of credit for renegotiation of obligations to the Central Bank of Chile	398	810

Totals Line of credit for renegotiation of obligations to the Central Bank of Chile	398	810

b)	Loans from domestic financial institutions

As of December 31, 2012 and 2011, the Banks does not have any loan from domestic financial institutions

c)	Foreign obligations

These obligations’ maturities are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	1,272,994	1,740,254
Due after 1 year but within 2 years	164,611	87,102
Due after 2 years but within 3 years	-	91,926
Due after 3 years but within 4 years	-	-
Due after 5 years	-	-
Total loans from foreign financial institutions	1,437,605	1,919,282

Financial Statements 2012 / Banco Santander Chile 91

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS

As of December 31, 2012 and 2011, the composition of the item is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Other financial liabilities
Obligations to public sector	96,185	100,299
Other domestic obligations	93,653	75,260
Foreign obligations	2,773	1,040
Subtotals	192,611	176,599
Issued debt instruments
Mortgage finance bonds	128,086	160,243
Senior bonds	3,717,213	3,601,125
Subordinated bonds	725,990	861,871
Subtotals	4,571,289	4,623,239

Total	4,763,900	4,799,838

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2012
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	6,863	121,223	128,086
Senior bonds	534,852	3,182,361	3,717,213
Subordinated bonds	16,037	709,953	725,990
Issued debt instruments	557,752	4,013,537	4,571,289

Other financial liabilities	101,335	91,276	192,611

Total	659,087	4,104,813	4,763,900

Financial Statements 2012 / Banco Santander Chile 92

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

	As of December 31, 2011
	Non-current	Current	Total
	MCh$	MCh$	MCh$

Mortgage finance bonds	7,707	152,536	160,243
Senior bonds	749,340	2,851,785	3,601,125
Subordinated bonds	136,842	725,029	861,871
Issued debt instruments	893,889	3,729,350	4,623,239

Other financial liabilities	56,078	120,521	176,599

Total	949,967	3,849,871	4,799,838

a)	Mortgage finance bonds

Their main amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.95% as of December 2012 (5.7% as of December 2011).

	As of December 31
	2012	2011
	MCh$	MCh$

Due within 1 year	6,863	7,707
Due after 1 year but within 2 years	7,595	7,535
Due after 2 years but within 3 years	14,752	10,333
Due after 3 years but within 4 years	11,026	21,122
Due after 4 years but within 5 years	11,923	14,010
Due after 5 years	75,927	99,536
Total mortgage bonds	128,086	160,243

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31
	2012	2011
	MCh$	MCh$

Santander bonds in UF	2,025,105	2,001,713
Santander bonds in US$	1,269,454	1,268,763
Santander bonds in CHF$	90,249	119,394
Santander bonds in $	293,933	211,255
Santander bonds in CNY $	38,472	-
Total senior bonds	3,717,213	3,601,125

Financial Statements 2012 / Banco Santander Chile 93

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

i.	Placement of senior bonds:

In 2012, the Bank placed bonds for UF 698,000; USD 1,085,990,000; CLP 55,600,000,000; and CNY 500,000,000 detailed as follows:

Series	Amount		Term	Issue rate	Issuance date	Issue amount		Maturity date
FD	UF	50,000	5 years	3.00% per annum simple	08-01-2010	UF	3,000,000	08-01-2015
E1	UF	362,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E3	UF	6,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
E6	UF	280,000	10 years	3.50% per annum simple	04-01-2012	UF	4,000,000	04-01-2022
Total UF	UF	698,000
E4	CLP	5,600,000,000	5 years	6.75% per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
E5	CLP	25,000,000,000	10 years	6.30% per annum simple	12-01-2011	CLP	25,000,000,000	12-01-2021
E7	CLP	25,000,000,000	5 years	6.75% per annum simple	03-01-2012	CLP	25,000,000,000	03-01-2017
CLP Total	CLP	55,600,000,000
Senior bonds	USD	250,000,000	2 years	Libor (3 months) + 200 bp	02-14-2012	USD	250,000,000	02-14-2014
Zero-coupon bond	USD	85,990,000	1 year	Libor (3 months) + 100 bp	08-29-2012	USD	85,990,000	08-30-2013
Senior bonds	USD	750,000,000	10 years	3.875% per annum simple	09-20-2012	USD	750,000,000	09-20-2022
USD Total	USD	1,085,990,000
CNY Bond	CNY	500,000,000	2 years	3.75% per annum simple	11-26-2012	CNY	500,000,000	11-26-2014
CNY Total	CNY	500,000,000

During the first 2012 quarter, the Bank performed a partial repurchase of bonds for CHF 45,000,000.

During the second semester of 2012, the Bank repurchased a bond for USD 53,500,000.

Financial Statements 2012 / Banco Santander Chile 94

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

In 2011 the Bank placed bonds for UF 5,694,000; USD 635,000,000; and CLP 36,900,000,000; detailed as follows:

Series	Amount		Term	Issue rate	Issuance date	Issue amount		Maturity date
Floating rate bond	USD	500,000,000	5 years	Libor (3 months) + 160 bp	01-19-2011	USD	500,000,000	01-19-2016
Floating rate bond	USD	135,000,000	6 months	Libor (3 months) + 80 bp	11-29-2011	USD	135,000,000	01-29-2012
USD Total	USD	635,000,000
E1	UF	896,000	5 years	3.00% per annum simple	02-01-2011	UF	4,000,000	02-01-2016
E2	UF	3,048,000	7.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2018
E3	UF	1,750,000	8.5 years	3.50% per annum simple	01-01-2011	UF	4,000,000	07-01-2019
Total UF	UF	5,694,000
E4	CLP	36,900,000,000	5 years	6.75% per annum simple	06-01-2011	CLP	50,000,000,000	06-01-2016
CLP Total	CLP	36,900,000,000

In 2011, a total payment of the Bond Series BSTDH20799 was carried out in July and a total payment of Bond Series BSTDR0207 took place in August. Also, a partial payment of the fixed rate bond for CHF 133,000,000 was done.

ii.	Nominal bonds to be placed:

As of December 31, 2012 the balance for each bond is as follows:

Series	Amount		Term	Issue rate	Issuance date	Maturity date
FD	UF	110,000	5 years	3.00% per annum simple	08-01-2010	08-01-2015
E1	UF	2,742,000	5 years	3.00% per annum simple	02-01-2011	02-01-2016
E2	UF	952,000	7.5 years	3.50% per annum simple	01-01-2011	07-01-2018
E3	UF	2,244,000	8.5 years	3.50% per annum simple	01-01-2011	07-01-2019
E6	UF	3,720,000	10 years	3.50% per annum simple	04-01-2012	04-01-2022
Total	UF	9,768,000
E4	CLP	7,500,000,000	5 years	6.75% per annum simple	06-01-2011	06-01-2016
Total	CLP	7,500,000,000

Financial Statements 2012 / Banco Santander Chile 95

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

Maturity of senior bonds is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	534,852	749,340
Due after 1 year but within 2 years	600,723	460,200
Due after 2 years but within 3 years	643,791	408,723
Due after 3 years but within 4 years	610,817	656,201
Due after 4 years but within 5 years	323,474	488,425
Due after 5 years	1,003,556	838,236
Total senior bonds	3,717,213	3,601,125

c)	Subordinated bonds

	As of December 31,
	2012	2011
	MCh$	MCh$

Subordinated bonds denominated in US$	174,285	316,169
Subordinated bonds denominated in UF	551,705	545,702
Total subordinated bonds	725,990	861,871

i. Placement of subordinated bonds

During the first semester of 2012 the Bank has not issued any subordinated bonds on the local market.

In 2011 the Bank placed subordinated bonds on the local market for UF 5,100,000, detailed as follows:

					Issuance
Series	Amount		Term	Issue rate	date	Issue amount	Maturity date

G3	UF	3,000,000	25 years	3.90% per annum simple	07-01-2012	3,000,000	07-01-2035
G5	UF	2,100,000	20 years	3.90% per annum simple	04-01-2011	4,000,000	04-01-2031
Total UF	UF	5,100,000

Financial Statements 2012 / Banco Santander Chile 96

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 20

ISSUED DEBT INSTRUMENTS AND OTHER OBLIGATIONS, continued:

The maturities of subordinated bonds are as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Due within 1 year	16,037	136,842
Due after 1 year but within 2 years	182,844	-
Due after 2 years but within 3 years	9,535	179,327
Due after 3 years but within 4 years	5,760	10,567
Due after 4 years but within 5 years	-	29,616
Due after 5 years	511,814	505,519
Total subordinated bonds	725,990	861,871

d)	Other financial liabilities

	As of December 31,
	2012	2011
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	3,897	29,575
Due after 2 years but within 3 years	2,501	2,866
Due after 3 years but within 4 years	3,090	3,489
Due after 4 years but within 5 years	2,937	3,095
Due after 5 years	78,851	81,496
Non-current portion subtotals	91,276	120,521

Current portion:
Amounts due to credit card operators	70,410	50,840
Acceptance of letters of credit	1,683	704
Other long-term financial obligations, short-term portion	29,242	4,534
Current portion subtotals	101,335	56,078

Total other financial liabilities	192,611	176,599

Financial Statements 2012 / Banco Santander Chile 97

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 21
MATURITY OF ASSETS AND LIABILITIES

As of December 31, 2012 and 2011, the detail of maturities of assets and liabilities is as follows:

As of December 31, 2012	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal Up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal Over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	-	-	-	1,250,414	-	-	-	1,250,414
Cash items in process of collection	520,267	-	-	-	520,267	-	-	-	520,267
Trading investments	-	19,565	2,597	237,726	259,888	58,138	20,261	78,399	338,287
Investments under repurchase agreements	-	6,993	-	-	6,993	-	-	-	6,993
Financial derivative contracts	-	58,311	77,728	216,832	352,871	571,315	369,026	940,341	1,293,212
Interbank loans (*)	60,654	-	29,919	-	90,573	-	-	-	90,573
Loans and accounts receivables from customers (**)	1,123,417	1,156,145	1,736,942	2,995,860	7,012,364	5,925,100	5,938,615	11,863,715	18,876,079
Available for sale investments	-	112,173	234,566	519,181	865,920	506,152	454,086	960,238	1,826,158
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	2,954,752	1,353,187	2,081,752	3,969,599	10,359,290	7,060,705	6,781,988	13,842,693	24,201,983

Liabilities
Deposits and other demand liabilities	4,970,019	-	-	-	4,970,019	-	-	-	4,970,019
Cash items in process of being cleared	284,953	-	-	-	284,953	-	-	-	284,953
Obligations under repurchase agreements	-	275,303	25,534	3,280	304,117	-	-	-	304,117
Time deposits and other time liabilities	65,854	4,981,947	2,278,958	1,600,701	8,927,460	133,760	50,993	184,753	9,112,213
Financial derivative contracts	-	71,445	80,484	208,473	360,402	503,036	282,723	785,759	1,146,161
Interbank borrowings	5,820	82,965	185,730	998,877	1,273,392	164,611	-	164,611	1,438,003
Issued debt instruments	-	10,855	168,817	378,080	557,752	2,422,240	1,591,297	4,013,537	4,571,289
Other financial liabilities	70,136	718	733	29,748	101,335	12,425	78,851	91,276	192,611

Total liabilities	5,396,782	5,423,233	2,740,256	3,219,159	16,779,430	3,236,072	2,003,864	5,239,936	22,019,366

(*)	Interbank loans are presented in a gross basis. The amount of allowance totals Ch$ 46 million.
(**)

Loans and accounts receivables from customers are presented in a gross basis. Allowance amounts according to type of loan are detailed as follows:

Commercial MCh$ 250,873, Mortgage MCh$ 35,990 and Consumer MCh$ 263,259.

Financial Statements 2012 / Banco Santander Chile 98

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 21

MATURITY OF ASSETS AND LIABILITIES, continued:

As of December 31, 2011	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 5 years	More than 5 years	Subtotal more than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,793,701	-	-	-	2,793,701	-	-	-	2,793,701
Cash items in process of collection	276,454	-	-	-	276,454	-	-	-	276,454
Trading investments	-	27,909	40,608	272,544	341,061	44,857	23,845	68,702	409,763
Investments under repurchase agreements	-	12,928	-	-	12,928	-	-	-	12,928
Financial derivative contracts	-	63,090	167,558	295,674	526,322	684,260	391,314	1,075,574	1,601,896
Interbank loans (*)	36,785	50,903	-	-	87,688	-	-	-	87,688
Loans and accounts receivables from customers (**)	492,635	1,510,419	1,277,005	2,653,577	5,933,636	5,697,193	5,716,265	11,413,458	17,347,094
Available for sale investments	-	607,472	190,642	180,451	978,565	403,577	279,169	682,746	1,661,311
Held to maturity investments	-	-	-	-	-	-	-	-	-

Total assets	3,599,575	2,272,721	1,675,813	3,402,246	10,950,355	6,829,887	6,410,593	13,240,480	24,190,835

Liabilities
Deposits and other demand liabilities	4,413,815	-	-	-	4,413,815	-	-	-	4,413,815
Cash items in process of being cleared	89,486	-	-	-	89,486	-	-	-	89,486
Obligations under repurchase agreements	-	463,083	78,712	2,586	544,381	-	-	-	544,381
Time deposits and other time liabilities	105,463	4,415,765	2,509,308	1,496,193	8,526,729	371,736	22,649	394,385	8,921,114
Financial derivative contracts	-	64,290	158,204	209,746	432,240	513,944	346,218	860,162	1,292,402
Interbank borrowings	194,451	7,750	470,749	1,068,014	1,740,964	179,128	-	179,128	1,920,092
Issued debt instruments	-	3,788	15	890,086	893,889	2,286,059	1,443,291	3,729,350	4,623,239
Other financial liabilities	50,840	761	980	3,497	56,078	39,025	81,496	120,521	176,599

Total liabilities	4,854,055	4,955,437	3,217,968	3,670,122	16,697,582	3,389,892	1,893,654	5,283,546	21,981,128

(*)	Interbank loans are presented in a gross basis. Allowances total MCh$ 147.
(**)

Loans and accounts receivables from customers are presented in a gross basis Allowance amounts according to type of loan are detailed as follows:

Commercial MCh$ 245,032, Mortgage MCh$ 35,633 and Consumer MCh$ 243,022.

Financial Statements 2012 / Banco Santander Chile 99

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 22
PROVISIONS

a)	As of December 31, 2012 and 2011, the composition is as shown below:

	As of December 31
	2012	2011
	MCh$	MCh$

Provisions for personnel salaries and expenses.	47,574	42,974
Provisions for mandatory dividends	116,390	130,525
Allowance for contingent loan risk
Provision for immediately available credit lines	17,850	17,473
Other allowances for contingent loan risk	8,941	7,515
Provisions for contingencies	30,150	20,557
Country risk	88	19
Total	220,993	219,063

b)	Below is the activity in provisions during the 2012 and 2011 periods:

	Provisions for
	Personnel salaries and expenses	Provisions for contingent loans	Contingencies	Mandatory dividends	Risk Provisions	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2012	42,974	24,988	20,557	130,525	19	219,063
Provisions established	39,151	7,926	26,382	116,390	464	190,313
Application of provisions	(34,551)	(6,123)	(12,469)	(130,525)	-	(183,668)
Provisions released	-	-	(4,862)	-	(395)	(5,257)
Reclassifications	-	-	542	-	-	542
Other	-	-	-	-	-	-

Balances as of December 31, 2012	47,574	26,791	30,150	116,390	88	220,993

Balances as of January 1, 2011	36,016	40,638	16,151	143,147	1	235,953
Provisions established	35,452	8,795	22,608	130,525	18	197,398
Application of provisions	(28,494)	(24,445)	(4,352)	(143,147)	-	(200,438)
Provisions released	-	-	(15,198)	-	-	(15,198)
Reclassifications	-	-	1,348	-	-	1,348
Other	-	-	-	-	-	-

Balances as of December 31, 2011	42,974	24,988	20,557	130,525	19	219,063

Financial Statements 2012 / Banco Santander Chile 100

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 22

PROVISIONS, continued

c)	Provisions for personnel salaries and expenses.

	As of December 31,
	2012	2011
	MCh$	MCh$

Provision for seniority compensation	1,299	1,510
Provision for stock-based personnel benefits	1,986	1,139
Provision for performance bonds	23,667	21,788
Provision for vacations	18,802	17,196
Provision for other personnel benefits	1,820	1,341
Total	47,574	42,974

d)	Seniority compensation:

	As of December 31,
	2012	2011
	MCh$	MCh$

Balances as of January 1, 2012	1,510	1,882
Increase in provisions	2,069	1,432
Payments made	(2,280)	(1,804)
Prepayments	-	-
Provisions released	-	-
Other	-	-
Total	1,299	1,510

e)	Movements in provision for performance bonds:

	As of December 31,
	2012	2011
	MCh$	MCh$

Balances as of January 1, 2012	21,788	17,107
Provisions established	22,737	21,980
Application of provisions	(20,858)	(17,299)
Provisions released	-	-
Other	-	-
Total	23,667	21,788

f)	Movements in provision for personnel vacation:

	As of December 31,
	2012	2011
	MCh$	MCh$

Balances as of January 1, 2012	17,196	14,534
Provisions established	13,019	12,040
Application of provisions	(11,413)	(9,378)
Provisions released	-	-
Other	-	-
Total	18,802	17,196

Financial Statements 2012 / Banco Santander Chile 101

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 23
OTHER LIABILITIES

The Other liabilities item is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Accounts and notes payable	89,034	70,555
Unearned income	426	948
Guarantees received (threshold)	179,820	271,980
Notes payable through brokerage and simultaneous transactions	-	8,725
Other payable obligations	59,824	29,564
Other liabilities	12,170	17,205

Total	341,274	398,977

Financial Statements 2012 / Banco Santander Chile 102

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 24
COMMITMENTS AND CONTINGENCIES

a)	Lawsuits and legal procedures

At the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2012, the Banks and its subsidiaries have Provisions for this item for MCh$ 428 (MCh$ 784 as of December 31, 2011) which are under “Contingency Provisions” in the Consolidated Statements of Financial Position. In addition, there are other lawsuits for UF 27,056.90, mainly the litigation between Santander Corredores de Seguros Limitada for leasing assets.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans.

	As of December 31,
	2012	2011
	MCh$	MCh$

Letters of credit issued	199,420	184,649
Foreign letters of credit confirmed	113,878	52,889
Guarantees	1,046,114	920,986
Personal guarantees	139,059	147,081
Subtotals	1,498,471	1,305,605
Available on demand credit lines	4,933,335	4,673,525
Other irrevocable credit commitments	63,828	95,150
Total	6,495,634	6,074,280

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

Third party operations
Collections	287,128	212,784
Assets from third parties managed by the Bank and its affiliates (1)	821,080	752,662
Subtotals	1,108,208	965,446
Custody of securities
Securities held in custody	227,554	250,291
Securities held in custody deposited in other entity	573,129	557,493
Issued securities held in custody	14,931,587	10,636,123
Subtotals	15,732,270	11,443,907
Total	16,840,478	12,409,353

(1) In 2012, portfolios managed by private banking were classified as third party resources managed by the Bank and its subsidiaries so, at the end of the year, balance was MCh$ 821,045 (MCh$ 752,627 for 2011).

d)	Guarantees

Banco Santander Chile has a comprehensive officer fidelity insurance policy, No. 2700659, with the Chilena Consolidada de Seguros insurance company, for an amount of USD $5,000,000, which jointly covers both the Bank and its affiliates for the period from July 1, 2012 to June 30, 2013.

Financial Statements 2012 / Banco Santander Chile 103

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 24

CONTINGENCIES AND COMMITMENTS, continued:

e)	Contingent loans and liabilities

To satisfy its clients’ needs, the Bank took on several contingent loans and liabilities, yet these could not be recognized in the Consolidated Statements of Financial Position; these contain loan risks and they are, therefore, part of the Banks global risk.

Santander Asset Management S.A. Administradora General de Fondos

i)	In conformity with General Standard No.125, the company designated Banco Santander Chile as the representative of the beneficiaries of the guarantees established by each of the managed funds, in compliance with Articles 226 and onward of Law No.18,045.

ii)	In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$67,703 million and time deposits totaling Ch$ 10,286 million and time deposits for UF 1,644,198.2617 as a guaranty of Private Investment Funds (P.I.F.), as of December 31, 2012.

Santander Agente de Valores Limitada

i)	To ensure correct and full performance of all its obligations as an Agent, in conformity with the provisions of Articles No.30 and onward of Law No.18,045 on the Securities Market, the Company provided a guarantee in the amount of UF 4,000 through Insurance Policy No.212114948, underwritten by the Compañía de Seguros de Crédito Continental S.A., which matures on December 19, 2013.

Santander S.A. Corredores de Bolsa

i)	The Company has given guarantees to the Bolsa de Comercio de Santiago for a current value of Ch$ 21,884 million to cover simultaneous transactions.

ii)	In addition, the company has issued a guarantee to CCLV Contraparte Central S.A. (formerly known as Cámara de Compensación) in cash, for a total MCh$ 3,180 and an additional guaranteed entered at the Electronical Stock Market for MCh$ 953 as of December 31, 2012.

iii)	As of December 31, 2012, the following legal situations are in process:

-	Complaint procedures before the 27th Civil Court of Santiago, labeled “Nahum con Santander Investmente S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, File No. 16.703-2010 for MCh$ 200. Regarding its current state, the ruling granted the appeal and it is currently pending the revision of the Court of Appeals. There are no provisions accounted since they are not considered necessary given that the cause is in its preliminary stages.

-	Case of “Inverfam S.A. vs. Santander Investment S.A. Corredores de Bolsa” predecessor of Santander S.A. Corredores de Bolsa, followed in Santiago First Civil Court, File No. 32.543-2011; a claim for indemnity damages from the loss of some securities destined to Optimal Funds which were affected by the Madoff case, that amount to MCh$ 107, approximately. We are currently waiting for a conciliatory meeting.

Santander Corredora de Seguros Limitada

i)	In accordance with Circular No.1,160 of the Chilean Securities and Insurance Supervisor, the Company has an insurance policy in connection with its obligations as an intermediary in insurance contracts.

ii)	The company purchased a guarantee policy (No.10022204), and professional liability policy (No.10022208) for its insurance brokers, from the Seguros Generales Consorcio Nacional de Seguros S.A. The policies have a UF 500 and UF 60,000 coverage, respectively, and are valid from April 15, 2012 through April 14, 2013.

iii)	There are lawsuits for UF 27,056; which corresponds mainly to goods given in leasing. Our lawyers have estimated a loss of MCh$51. The estimated loss amount is registered under provisions.

Financial Statements 2012 / Banco Santander Chile 104

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 25
EQUITY

a)	Capital

As of December 31, 2012 and 2011 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full. All shares have the same rights, and have no preferences of restrictions.

The activity with respect to shares during 2012 and 2011 was as follows:

	SHARES As of December 31,
	2012	2011

Issued as of January 1	188,446,126,794	188,446,126,794
Issue of paid shares	-	-
Issue of outstanding shares	-	-
Stock options exercised	-	-
Issued as of	188,446,126,794	188,446,126,794

As of December 31, 2012 and 2011 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of December 31, 2012 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	Non-controlling

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	35,111,060,871	35,111,060,871	18.63
BNP Paribas Arbitrage	173,328,889	-	173,328,889	0.09
MBI Arbitrage Fondo de Inversion	495,766,248	-	495,766,248	0.26
Banks and stock brokers on behalf of third parties	12,473,837,817	-	12,473,837,817	6.62
AFP on behalf of third parties	6,346,809,483	-	6,346,809,483	3.37
Other minority holders	3,839,358,209	3,412,964,009	7,252,322,218	3.85
Total			188,446,126,794	100.00

Financial Statements 2012 / Banco Santander Chile 105

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 25

EQUITY, continued

As of December 31, 2011 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs	Total	Non-controlling

Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
J.P. Morgan Chase Bank	-	39,287,497,122	39,287,497,122	20.85
Inversiones Antares S.A.	170,363,545	-	170,363,545	0.09
Banks and stock brokers on behalf of third parties	10,132,511,637	-	10,132,511,637	5.38
AFP on behalf of third parties	5,751,493,833	-	5,751,493,833	3.05
Other minority holders	3,827,146,677	2,684,112,712	6,511,259,389	3.45
Total			188,446,126,794	100.00

American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

(*) In 2011, Teatinos Siglo XXI Inversiones Limitada sold 9.73% of its shares in Banco Santander Chile. This sale took place on February and December, with sales of 1.91% and 7.82%, respectively.

b)	Reserves

In 2012, due to the April’s Shareholders Meeting, the Bank agreed to capitalize as reserves 40% of the profits from 2011; which equals MCh$ 174,033 (MCh$ 190,861 for 2011).

c)	Dividends

The distribution of dividends is detailed in the chart of the Consolidated Statements of Changes in Equity.

d)	As of December 31, diluted earnings and basic earnings were as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

a) Basic earnings per share
Total attributable to Bank shareholders	387,967	435,084
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2,059	2,309

b) Diluted earnings per share
Total attributable to Bank shareholders	387,967	435,084
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2,059	2,309

As of December 31, 2012 and 2011 there are no potential shares with dilutive effect.

Financial Statements 2012 / Banco Santander Chile 106

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 25

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2012	2011
	MCh$	MCh$

Available for sale investments
As of January 1	3,043	(18,596)
Gain (losses) on remeasuring available for sale investments, before tax	(15,131)	18,676
Reclassification adjustments on available for sale investments, before tax	-	-
Realized losses	2,071	2,963
Subtotals	(13,060)	21,639
Totals as of December 31,	(10,017)	3,043

Cash flow hedges
As of January 1	394	11,958
Gains (losses) on remeasuring cash flow hedges, before tax	4,326	(12,031)
Reclassification adjustments on cash flow hedges, before tax	595	467
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transition	-	-
Subtotals	4,921	(11,564)
Totals as of December 31,	5,315	394

Other comprehensive income, before taxes	(4,702)	3,437

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	2,003	(562)
Income tax relating to cash flow hedges	(1,063)	(72)
Totals as of December 31,	940	(634)

Other comprehensive income, net of tax	(3,762)	2,803
Attributable to:
Bank shareholders (Equity holders of the Bank)	(3,781)	2,832
Non-controlling interest	19	(29)

Financial Statements 2012 / Banco Santander Chile 107

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 26
CAPITAL REQUIREMENTS (BASEL)

Pursuant to the Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity, and FOGAPE (small companies guarantee funds) guarantees (CORFO) up to 15% over guarantees covering assets assessed by risk. Starting on December 31, 2012 this will decrease linearly on the last day of each month, in twelve equal and successive installments.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, with changed the risk exposure of contingent allocations from 100% exposition to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	50%
h) Other loan commitments
- Higher Education Loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Financial Statements 2012 / Banco Santander Chile 108

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 26

CAPITAL REQUIREMENTS (BASEL), continued:

The levels of basic capital and effective net equity at the close of each period are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2012	2011	2012	2011
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,250,414	2,793,701	-	-
Cash items in process of collection	520,267	276,454	75,429	45,737
Trading investments	338,287	409,763	21,713	23,817
Investments under repurchase agreements	6,993	12,928	6,993	12,928
Financial derivative contracts (*)	937,291	1,158,023	830,133	807,233
Interbank loans	90,527	87,541	18,105	17,508
Loans and accounts receivable from customers	18,325,957	16,823,407	16,205,004	14,746,903
Available for sale investments	1,826,158	1,661,311	200,285	99,197
Investments in other companies	7,614	8,728	7,614	8,728
Intangible assets	87,347	80,739	87,347	80,739
Property, plant, and equipment	162,214	153,059	162,214	153,059
Current taxes	10,227	37,253	1,023	3,725
Deferred taxes	186,210	147,754	18,621	14,775
Other assets	656,200	546,470	402,547	426,822
Off-balance-sheet assets
Contingent loans	3,201,028	3,023,330	1,903,368	1,801,971
Total	27,606,734	27,220,461	19,940,396	18,243,142

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Recopilación Actualizada de Normas – RAN – (updated compilation of rules) issued by the SBIF.

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of December 31,		As of December 31,
	2012	2011	2012	2011
	MCh$	MCh$	%	%

Basic capital	2,135,660	2,001,222	7.74	7.35
Effective net equity	2,735,316	2,687,393	13.72	14.73

Financial Statements 2012 / Banco Santander Chile 109

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 27
NON-CONTROLLING INTEREST

This item reflects the net amount of the subsidiaries’ net equity attributable to equity instruments which do not belong to the Bank either directly or indirectly, including the part that has been attributed to income for the period.

The non-controlling interest in the subsidiaries’ equity is summarized as follows:

				Other comprehensive income
As of December 31, 2012	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	656	84	1	-	1	85
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	25,646	2,423	57	(12)	45	2,468
Santander Asset Management S.A. Administradora General de Fondos	0.02	10	4	-	-	-	4
Santander Corredora de Seguros Limitada	0.24	148	4	-	-	-	4
Subtotals		26,463	2,515	58	(12)	46	2,561

Special Purpose Entities:
Bansa Santander S.A.	100.00	2,127	1,098	-	-	-	1,098
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,505	171	-	-	-	171
Multinegocios S.A.	100.00	244	93	-	-	-	93
Servicios Administrativos y Financieros Limitada.	100.00	1,411	328	-	-	-	328
Servicios de Cobranzas Fiscalex Limitada	100.00	216	64	-	-	-	64
Multiservicios de Negocios Limitada.	100.00	1,299	356	-	-	-	356
Subtotals		7,802	2,110	-	-	-	2,110

Total		34,265	4,625	58	(12)	46	4,671

Financial Statements 2012 / Banco Santander Chile 110

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 27

NON CONTROLLING INTERESTS continued:

The non-controlling interest in equity and the affiliates’ income as of December 31, 2011 is summarized as follows:

				Other comprehensive income
As of December 31, 2011	Non- controlling	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	571	68	15	(3)	12	80
Santander S.A. Sociedad Securitizadora	0.36	3	-	-	-	-	-
Santander S.A. Corredores de Bolsa	49.00	27,378	4,077	206	(35)	171	4,248
Santander Asset Management S.A. Administradora General de Fondos	0.02	13	6	-	-	-	6
Santander Corredora de Seguros Limitada	0.24	143	7	-	-	-	7
Subtotals		28,108	4,158	221	(38)	183	4,341

Special Purpose Entities:
Bansa Santander S.A.	100.00	1,029	(613)	-	-	-	(613)
	100.00	2,335	616	-	-	-	616
Multinegocios S.A.	100.00	150	17	-	-	-	17
Servicios Administrativos y Financieros Limitada.	100.00	1,083	426	-	-	-	426
Servicios de Cobranzas Fiscalex Limitada	100.00	152	37	-	-	-	37
Multiservicios de Negocios Limitada.	100.00	944	290	-	-	-	290
Subtotals		5,693	773	-	-	-	773

Total		33,801	4,931	221	(38)	183	5,114

Financial Statements 2012 / Banco Santander Chile 111

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 28
INTEREST AND ADJUSTMENTS

This item refers to interest earned in the period by all the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the reclassifications of products as a consequence of hedge accounting.

a)	For the years ended December 31, 2012 and 2011 the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2012				2011
	Interest	Inflation	Prepaid fees	Total	Interest	inflation	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Repurchase agreements	4,796	(10)	-	4,786	5,448	(2)	-	5,446
Interbank loans	790	-	-	790	3,486	-	-	3,486
Commercial loans	698,925	78,762	4,924	782,611	596,171	121,704	4,462	722,337
Mortgage loans	227,994	123,297	11,401	362,692	205,288	181,966	10,524	397,778
Consumer loans	613,543	2,804	2,797	619,144	544,671	3,093	2,977	550,741
Investment instruments	95,732	2,011	-	97,743	89,823	9,371	-	99,194
Other interest income	19,880	3,037	-	22,917	7,569	4,281	-	11,850

Interest income	1,661,660	209,901	19,122	1,890,683	1,452,456	320,413	17,963	1,790,832

b)	As it is stated on paragraph i) of Note 1, suspended interests and adjustments that belong to transactions with 90 days or more of default are recorded in memo accounts (out of the Consolidated Statements of Financial Position), as long as these are not effectively collected.

As of December 31, 2012 and 2011, the detail of income from suspended interest is as follows:

	For the years ended December 31,
	2012				2011
	Interest	Inflation	Prepaid fees	Total	Interest	Inflation	Prepaid fees	Total
Memo accounts	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	16,907	3,688	-	20,595	14,266	3,288	-	17,554
Mortgage loans	3,962	4,882	-	8,844	4,086	5,257	-	9,343
Consumer loans	7,825	917	-	8,742	8,356	890	-	9,246

Total	28,694	9,487	-	38,181	26,708	9,435	-	36,143

Financial Statements 2012 / Banco Santander Chile 112

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 28

INTEREST INCOME AND EXPENSE, continued:

c)	On the financial statement closing date, the composition of income from interest and adjustments, not including income from hedge accounting, is as follows:

	As of December 31,
	2012				2011
	Interest	Inflation	Prepaid fees	Total	Interest	Inflation	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,601)	(535)	-	(4,136)	(1,283)	(658)	-	(1,941)
Repurchase agreements	(10,707)	9	-	(10,698)	(8,603)	(184)	-	(8,787)
Time deposits and liabilities	(456,348)	(45,743)	-	(502,091)	(351,009)	(86,772)	-	(437,781)
Interbank loans	(26,182)	(14)	-	(26,196)	(26,006)	(41)	-	(26,047)
Issued debt instruments	(172,138)	(64,006)	-	(236,144)	(170,756)	(98,374)	-	(269,130)
Other financial liabilities	(4,884)	(881)	-	(5,765)	(5,019)	(1,485)	-	(6,504)
Other interest expense	(2,366)	(3,435)	-	(5,801)	(2,372)	(7,195)	-	(9,567)
Interest expense total	(676,226)	(114,605)	-	(790,831)	(565,048)	(194,709)	-	(759,757)

d)	At the end of the years the summary of interest and expenses is as follows:

	For the years ended December 31,
	2012	2011
Items	MCh$	MCh$

Interest income	1,890,683	1,790,832
Interest expense	(790,831)	(759,757)

Interest income	1,099,852	1,031,075

Income from hedge accounting (net)	(57,118)	(58,775)

Total net interest income	1,042,734	972,300

Financial Statements 2012 / Banco Santander Chile 113

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 29
FEES AND COMMISSIONS

This item includes the amount of fees earned and expenses in the period, except for those which are an integral part of the financial instrument’s effective interest rate:

	As of December 31,
	2012	2011
	MCh$	MCh$

Fees and commissions income
Fees and commissions for lines of credits and overdrafts	9,296	11,602
Fees and commissions for guarantees and letters of credit	28,523	24,388
Fees and commissions for card services	127,437	122,900
Fees and commissions for management of accounts	28,755	28,725
Fees and commissions for collections and payments	56,472	61,803
Fees and commissions for intermediation and management of securities	11,272	13,072
Fees and commissions for investments in mutual funds or others	33,414	37,618
Insurance brokerage fees	32,499	34,066
Office banking	13,507	11,884
Other fees earned	19,252	16,983
Total	360,427	363,041

	As of December 31,
	2012	2011
	MCh$	MCh$

Fees and commissions expense
Compensation for card operation	(73,503)	(63,375)
Fees and commissions for securities transactions	(1,687)	(2,555)
Office banking	(12,026)	(9,617)
Other fees	(2,639)	(9,658)
Total	(89,855)	(85,205)

Net fees and commissions income	270,572	277,836

The fees earned in transactions with letters of credit are recorded in the line item “Interest income” in the Consolidated Statement of Income.

Financial Statements 2012 / Banco Santander Chile 114

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 30
OTHER INCOME FROM FINANCIAL OPERATIONS

This item includes the adjustments for changes in financial instruments, except for interest attributable to the application of the effective interest rate method for adjustments to asset values, as well as the income earned in purchases and sales of financial instruments.

As of December 31, 2012 and 2011, the detail of income from financial operations is as follows:

	For the years ended December 31,
	2012	2011
	MCh$	MCh$

Net income from financial operations
Trading derivatives	(104,344)	116.877
Trading investments	36,338	38.819
Sale of loans and accounts receivables from customers
Current portfolio (Note 11)	2,745	2.368
Charged-off portfolio (Note 11)	2,090	7.324
Available for sale investments	(1,764)	(3.356)
Other income from financial operations (*)	856	8.825
Total	(64.079)	170,857

(*)	In 2011, Banco Santander Chile sold all of its shares in Visa Inc. Their book value was Ch$ 1, generating a MCh$ 5,705 profit.

NOTE 31
NET FOREIGN EXCHANGE INCOME

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

As of December 31, 2012 and 2011, the detail of foreign exchange income is as follows:

	For the years ended December 31,
	2012	2011
	MCh$	MCh$

Currency exchange differences
Net profit (loss) from currency exchange differences	270,990	(257.986)
Hedging derivatives:	(120,610)	177.553
Income from inflation-indexed assets in foreign currency	(5,574)	4.632
Income from inflation-indexed liabilities in foreign currency	1,572	(859)
Total	146.378	(76,660)

Financial Statements 2012 / Banco Santander Chile 115

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 32
ALLOWANCES FOR LOAN LOSSES

a)	The 2012 and 2011 activity for allowances for loan losses recorded on the Statement of Income is as follows:

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans		Total
	Individual	Individual	Group	Group	Group	Individual	Group
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
	-	(5,470)	(51,409)	(14,573)	(78,958)	-	-	(150,410)
Allowances established	(299)	(48,745)	(31,772)	(10,741)	(239,607)	(3,292)	(4,634)	(339,090)
Total allowances and charge-offs	(299)	(54,215)	(83,181)	(25,314)	(318,565)	(3,292)	(4,634)	(489,500)
Allowances released	400	20,716	16,624	7,449	38,471	2,017	4,106	89,783
Recovery of loans previously charged off	-	1,991	6,704	2,305	22,015	-	-	33,015
Net charge to income	101	(31,508)	(59,853)	(15,560)	(258,079)	(1,275)	(528)	(366,702)

Charged-off loans, net of allowances:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	26,481	67,734	17,508	259,857	371,580
Applied allowances	(21,011)	(16,325)	(2,935)	(180,899)	(221,170)
Charged-off loans, net of allowances:	5,470	51,409	14,573	78,958	150,410

		Loans and accounts receivable from customers
	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Total
As of December 31, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans, net of allowances:	-	(8,141)	(33,042)	(11,317)	(46,098)	-	-	(98,598)
Allowances established	(600)	(51,969)	(72,601)	(27,406)	(184,488)	(4,835)	(3,960)	(345,859)
Total allowances and charge-offs	(600)	(60,110)	(105,643)	(38,723)	(230,586)	(4,835)	(3,960)	(444,457)
Allowances released	507	41,741	26,582	7,645	25,185	2,876	21,569	126,105
Recovery of loans previously charged off (*)	-		7,216	16,135	12,474	-	-	35,825
Net charge to income	(93)	(18,369)	(71,845)	(14,943)	(192,927)	(1,959)	17,609	(282,527)

(*) During the last quarter, the Ministry for Housing and Urban Development (MINVU) made payments to pay charge-off mortgage loans belonging to the National Association of Saving and Loans (ANAP) for a total MCh$ 14,390.

Charged-off loans, net of allowances:

	Loans and accounts receivable from customers
	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
As of December 31, 2011	MCh$	MCh$	MCh$	MCh$	MCh$
Charged-off loans	23,200	67,888	12,777	187,938	291,803
Applied allowances	(15,059)	(34,846)	(1,460)	(141,840)	(193,205)
Charged-off loans, net of allowances:	8,141	33,042	11,317	46,098	98,598

Financial Statements 2012 / Banco Santander Chile 116

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 33
PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses

	As of December 31,
	2012	2011
	MCh$	MCh$

Personnel compensation	188,563	173,540
Bonuses or gratifications	66,666	62,450
Stock-based benefits	1,747	2,261
Seniority compensation	8,966	8,424
Pension plans	452	1,207
Training expenses	2,423	2,176
Day care and kindergarten	2,487	2,367
Health funds	3,571	2,940
Welfare fund	397	447
Other personnel expenses	25,026	24,801
Total	300,298	280,613

b)	Share-based compensation:

Banco Santander Chile and Subsidiaries, regarding salaries, have designed variable compensation plans for their employees, linked to the achievement of goals and objectives, which is evaluated and rewarded on a quarterly and/or yearly basis. In addition, there are multi-year variable compensation plans aimed at keeping and motivating sellers. Their payment depends on the extent to which goals are achieved. Goals are individual and for a group, and measured in more than one year.

Long-term incentive policy

The Committee of Directors of Shareholders approved a long-term incentive plan. This plan focuses on the Santander Group’s executive directors and certain executive employees in Spain and other Santander Group companies.

Stock performance plan

It includes a multi-year incentive plan compensated in Banco Santander S.A. shares (Parent Company in Spain). The beneficiaries are Executive Directors, other Senior management members and other employees determined by the Directors Committee from the Parent Company or its deputy, the Executive Committee. These shares will be distributed if the following criteria are met:

i.	The share price reaches the top 10 as compared to 30 other global banks.
ii.	Earnings per share reach the top 10 as compared to 30 other global banks.
iii.	The Bank has achieved its commercial and financial budget objectives in the last two years.
iv.	The executive has achieved his/her personal targets during the last two years and has continued to work at the Bank until the end of the program.

This plan involves share cycles delivered to beneficiaries. Each cycle lasts three years therefore, each year a new cycle will begin and, since 2007 onwards, another cycle will end. The aim is to establish a proper sequence between the end of the incentive program linked to the previous plan and the following cycles of this plan.

a) In June 2008 and 2010 the beginning of the third-cycle (PI11) and fourth-cycle (PI12) incentive plans was approved by the Parent Company. These new plans consist of three-year cycles and are linked to the fulfillment of the predetermined objectives. In 2010, the beginning of the fifth cycle was approved. This new cycle has a standard term of three years and it has begun to impact on the Consolidated Statements of Income in 2010. In 2012, no new plan was approved.

Financial Statements 2012 / Banco Santander Chile 117

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

For each cycle and beneficiary who remains employed at the Bank throughout the plan’s term, the shareholders determine a maximum number of shares that may be granted. The objectives to be fulfilled, which will determine the number of shares to be granted, were defined by comparing the Santander Group’s performance with that of a reference group of financial institutions. These objectives are linked to two parameters: Total Shareholder Return (TSR) and Increase in Earnings per Share (EPS), each of which has a 50% weighting in the determination of the percentage of shares to be granted.

The final number of shares to be granted in each cycle is determined by the degree of fulfillment of the objectives on the third anniversary of each cycle (with the exception of the first cycle, for which the second anniversary is used), and the shares will be delivered within seven months from the date the cycle ends. The TSR and the growth of EPS for Santander and the reference financial institutions will be calculated at that time, which will yield 50% of the percentage of shares to be granted according to the following scale and based on the relative position of Banco Santander S.A. (Parent Company in Spain).

The achievement of objectives chart for the I10, and I11 plans is as follows:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned	Santander’s position in the EPS growth ranking	Maximum percentage of shares earned

1st to 6th	50.0%	1st to 6th	50.0%
7°	43.0%	7°	43.0%
8°	36.0%	8°	36.0%
9°	29.0%	9°	29.0%
10°	22.0%	10°	22.0%
11°	15.0%	11°	15.0%
12th and more	0.0%	12th and more	0.0%

For the I12 and I13 plans only TRS is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6°	82.50%
7°	65.00%
8°	47.50%
9°	30.00%
10th and more	0.00%

For the I14 plan only TRS is measured:

Santander’s position in the TSR Ranking	Maximum percentage of shares earned

1st to 5th	100.00%
6°	86.05%
7°	72.00%
8°	58.00%
9°	44.00%
10°	30.00%
11th to 17th	0.00%

Financial Statements 2012 / Banco Santander Chile 118

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

If Banco Santander, S.A. is within the first quartile (including the 25th percentile) for each of the measures considered (TSR and EPS growth), the maximum percentage of shares will be earned; if it is at the median (including the 50th percentile), 30% of the maximum percentage of shares will be earned. If Banco Santander S.A. (Parent Company located in Spain) is below the median, all the share distributions will be voided.

b)	As of December 31, 2012 the abovementioned objectives for the I12 Plan were fulfilled and plans I13 and I14 are still valid. These plans have a cost of MCh$ 1,747 by ceded equity instruments, which was charged to income for the specific period in which beneficiaries provided services to Banco Santander Chile. This program had no diluting effects over non-controlling interest. This fair value was calculated as described:

The fair value of the 50% which is linked to the TSR was determined by Santander Group on the basis of the Monte Carlo valuation model with 10,000 simulations run to determine the TSR for each of the reference Group companies, considering the aforementioned variables. The results (each of which represents the distribution of a number of shares) are classified in descending order through the calculation of the weighted average, and this amount is discounted at the risk-free interest rate.

	PI11	PI12	PI13	PI14
	%	%	%	%
Expected volatility (*)	19.31	42.36	49.65	51.35
Historical annual dividend return	3.47	4.88	6.34	6.06
Risk-free interest rate	4.83	2.04	3.33	4.07

(*) Determined on the basis of the historical volatility over the course of the period (two or three years).

In view of the high correlation between the TSR and EPS, it can reasonably be concluded that the TSR value is also valid for EPS in a high percentage of cases. Accordingly, it was determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, for example the remaining 50% of the shares granted, was the same as the 50% corresponding to TSR. Since this valuation does not refer to market conditions, the number of shares expected to be granted will be re-examined and adjusted on a per-annum basis.

Financial Statements 2012 / Banco Santander Chile 119

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 33

PERSONNEL SALARIES AND EXPENSES, continued

Below is a table which provides a detail of the foregoing:

	Number of shares	Exercise price €	Group of employees	Number of individuals	Date of commencement of the benefit	Date of termination of benefit

Options granted Plan I11	1,057,204	-	Manager	161	07-01-2008	06-30-2011
Options granted Plan I11	71,042	-	Other non-managerial positions	53	07-01-2008	06-30-2011
Options granted Plan I12	327,882	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	36,848	-	Other non-managerial positions	76	07-01-2009	06-30-2012
Plans in force on December 31, 2009	1,492,976

2010 Flow
Options granted Plan I11	557,772	-	Manager	167	07-01-2008	06-30-2011
Options granted Plan I11	31,171	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted Plan I12	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted Plan I12	43,787	-	Other non-managerial positions	63	07-01-2009	06-30-2012
Options granted Plan I13	310,902	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	65,148	-	Other non-managerial positions	68	07-01-2010	06-30-2013
Plans in force on December 31, 2010	3,066,095

2011 Flow
Options granted Plan I11	315,716	-	Manager	174	07-01-2008	06-30-2011
Options granted Plan I11	16,868	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Options granted Plan I12	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	79,631	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	650,474	-	Manager	166	07-01-2011	06-30-2013
Options granted Plan I13	136,303	-	Other non-managerial positions	68	07-01-2011	06-30-2013
Options granted Plan I14	268,318	-	Manager	147	07-01-2012	06-30-2014
Options granted Plan I14	27,185	-	Other non-managerial positions	82	07-01-2012	06-30-2014
Options exercised Plan I11	(1,930,691)	-	Manager	174	07-01-2008	06-30-2011
Options exercised Plan I11	(119,082)	-	Other non-managerial positions	47	07-01-2008	06-30-2011
Plans in force on December 31, 2011	3,102,503

2012 Flow
Options granted Plan I12	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted Plan I12	63,254	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Options granted Plan I13	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted Plan I13	129,076	-	Other non-managerial positions	114	07-01-2010	06-30-2013
Options granted Plan I14	508,144	-	Manager	147	07-01-2011	06-30-2014
Options granted Plan I14	46,810	-	Other non-managerial positions	82	07-01-2011	06-30-2014
Options exercise Plan I12	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Options exercised Plan I12	(223,520)	-	Other non-managerial positions	77	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,643,816
Plan I13	1,793,359
Plan I14	850,457

Financial Statements 2012 / Banco Santander Chile 120

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 34
ADMINISTRATIVE EXPENSES

As of December 31, 2012 and 2011, the composition of the item is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$

General administrative expenses
Maintenance and repair of property, plant and equipment	14,290	12,171
Office lease	24,113	22,386
Equipment lease	367	198
Insurance payments	2,420	2,562
Office supplies	5,796	6,354
IT and communication expenses	24,873	22,005
Lighting, heating, and other utilities	4,086	4,739
Security and valuables transport services	11,929	11,122
Representation and personnel travel expenses	5,101	4,548
Judicial and notarial expenses	8,609	7,203
Fees for technical reports	3,968	2,870
Fees for professional services	3,428	2,990
Other general administrative expenses	4,589	2,920
Outsourced services
Data processing	26,581	26,073
Other	14,781	12,487
Board expenses
Board members’ compensation	1,034	1,002
Board expenses	39	309
Marketing expenses
Marketing expenses	16,899	15,262
Taxes, payroll taxes, and contributions
Real state contributions	1,615	1,742
Patents	1,961	1,708
Other taxes	15	31
Contributions to SBIF	6,885	6,143

Total	183,379	166,825

Financial Statements 2012 / Banco Santander Chile 121

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 35
DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation, amortization and impairment charges during the 2012 and 2011 periods are detailed below:

	As of December 31,
	2012	2011
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(21,195)	(20,373)
Amortizations of Intangible assets	(35,174)	(33,093)
Total depreciation and amortization	(56,369)	(53,466)
Impairment of property, plant, and equipment	(90)	(116)
Total	(56,459)	(53,582)

As of December 31, 2012, the costs for Property, plant, and equipment impairment total MCh$ 90, mainly due to damages to ATMs (MCh$ 116 as of December 31, 2011).

b)	The reconciliation between the book values and balances as of December 31, 2012 and 2011 is as follows:

	Depreciation and amortization
	2012
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2012	(84,230)	(111,479)	(195,709)
Depreciation and amortization charges in the period	(21,195)	(35,174)	(56,369)
Sales and disposals in the period	275	-	275
Other	-	-	-
Balances as of December 31, 2012	(105,150)	(146,653)	(251,803)

	Depreciation and amortization
	2011
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2011	(64,376)	(78,329)	(142,705)
Depreciation and amortization charges in the period	(20,373)	(33,093)	(53,466)
Sales and disposals in the period	481	-	481
Other	38	(57)	(19)
Balances as of December 31, 2011	(84,230)	(111,479)	(195,709)

Financial Statements 2012 / Banco Santander Chile 122

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 36
OTHER OPERATING INCOME AND EXPENSES

a)	Other operating expenses are comprised of the following components:

	As of December 31,
	2012	2011
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	2,654	5,629
Recovery of charge-offs and income from assets received in lieu of payment	6,653	8,351
Subtotals	9,307	13,980
Income from sale of investments in other companies
Gain on sale of investments in other companies	599	-
Subtotals	599	-
Other income
Leases	142	305
Income from sale of property, plant and equipment (1)	9,194	11,863
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	262	437
Other	254	515
Subtotals	9,852	13,120

Total	19,758	27,100

(1) As of December 31, 2012 and 2011 the sale of offices is detailed as follows:

	Number of	Book value	Selling price	Profit
As of December 31, 2012	assets	MCh$	MCh$	MCh$
August	2	361	1,045	684
September	9	4,578	9,485	4,907
October	4	704	1,274	570
December	2	714	3,117	2,403
Total	17	6,357	14,921	8,564

	Number of	Book value	Selling price	Profit
As of December 31, 2011	assets	MCh$	MCh$	MCh$
March	1	48	165	117
November	6	5,504	13,556	8,052
December	1	685	3,609	2,924
Total	8	6,237	17,330	11,093

In July 2012, the profit from selling Transbank S.A. shares was MCh$ 599, see Note 13.

Financial Statements 2012 / Banco Santander Chile 123

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 36

OTHER OPERATING INCOMES AND EXPENSES, continued:

b)	Other operating expenses are detailed as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	9,180	9,878
Provisions for assets received in lieu of payment	3,902	3,169
Expenses for maintenance of assets received in lieu of payment	2,630	2,732
Subtotals	15,712	15,779

Credit card expenses
Credit card expenses	974	1,955
Credit card memberships	5,388	4,472
Subtotals	6,362	6,427

Customer services	8,674	8,965

Other expenses
Operating charge-offs (1)	8,366	9,884
Life insurance and general product insurance policies	7,211	6,524
Additional tax on expenses paid overseas	3,283	3,516
Provisions for contingencies	7,964	8,144
Other	7,533	7,319
Subtotals	34,357	35,387

Total	65,105	66,558

(1)	Includes MCh$ 1,566 paid to our customers as compensation for the delay in fund transferring that took place on October 31, 2012.

Financial Statements 2012 / Banco Santander Chile 124

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 37
TRANSACTIONS WITH RELATED PARTIES

In addition to Affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board and the Managers of Banco Santander Chile and its Affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, provides that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Moreover, Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, managers, or representatives.

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies.”

Key personnel

This category includes members of the Bank’s Board and the managers of Banco Santander Chile and its Affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Financial Statements 2012 / Banco Santander Chile 125

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

a)	Loans to related parties:

Below are loans and receivables, and contingent loans, corresponding to related entities:

	As of December 31,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables
Commercial loans	46,790	668	2,910	57,723	39,708	663	2,234	62,512
Mortgage loans	-	-	15,089	-	-	-	15,657	-
Consumer loans	-	-	1,513	-	-	-	1,808	-
Loans and accounts receivables	46,790	668	19,512	57,723	39,708	663	19,699	62,512

Allowance for loan losses	(329)	(3)	(39)	(9)	(54)	(1)	(39)	(23)
Net loans	46,461	665	19,473	57,714	39,654	662	19,660	62,489

Guarantees	9	-	17,909	1,349	25,311	-	18,244	1,241

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	25,697	-	-	-	187	-	-	-
Guarantees	34,897	-	-	1,443	12,778	-	-	569
Contingent loans	60,594	-	-	1,443	12,965	-	-	569

Provisions for contingent loans	(15)	-	-	(2)	(63)	-	-	(1)

Net contingent loans	60,579	-	-	1,441	12,902	-	-	568

The activity of loans to related parties during the years 2012 and 2011 is shown below:

	As of December 31
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Opening balances as of January 1,	52,673	663	19,698	63,081	52,237	670	19,817	14,099
Loans granted	78,586	21	6,132	10,927	40,471	24	5,260	62,528
Loans payments	(23,875)	(16)	(6,318)	(14,842)	(40,035)	(31)	(5,379)	(13,546)

Balances as of December 31	107,384	668	19,512	59,166	52,673	663	19,698	63,081

Financial Statements 2012 / Banco Santander Chile 126

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

b)	Assets and liabilities with related parties

	As of December 31,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	5,357	-	-	-	178,567	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under repurchase agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	526,734	-	-	-	506,880	-	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	4,339	-	-	-	4,617	-	-	-

Liabilities
Deposits and other demand liabilities	65,386	2,563	2,286	17,211	5,057	4,009	1,425	16,782
Obligations under repurchase agreements	92,862	-	-	-	137,191	-	-	-
Time deposits and other time liabilities	97,449	373	2,842	39,193	248,206	368	3,627	41,732
Financial derivative contracts	387,903	-	-	-	396,538	-	-	-
Issued debt instruments	67,368	-	-	-	1,683	-	-	-
Other financial liabilities	103,207	-	-	-	58,848	-	-	-
Other liabilities	1,241	-	-	-	1,339	-	-	-

c)	Income (expenses) recorded with related parties

	For the years ended December 31,
	2012				2011
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(11,660)	54	948	(2,819)	(17,892)	54	1,289	(3,683)
Income and expenses from fees and services	(1,191)	59	114	214	387	38	110	196
Net income from financial operations	241,424	-	(1)	107	38,744	-	5	392
Other operating revenues and expenses	643	-	-	-	519	-	-	-
Key personnel compensation and expenses	-	-	(30,999)	-	-	-	(32,773)	-
Administrative and other expenses	(23,121)	(20,461)	-	-	(13,303)	(25,509)	-	-

Total	206,095	(20,348)	(29,938)	(2,498)	8,455	(25,417)	(31,369)	(3,095)

(*) It corresponds to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries.

Financial Statements 2012 / Banco Santander Chile 127

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

d)	Payments to Board members and key management personnel

The compensation received by the key management personnel, including Board members and all the executives holding Manager positions, shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statement of Income, corresponds to the following categories:

	As of December 31,
	2012	2011
	MCh$	MCh$

Personnel compensation	16,880	16,155
Board members’ salaries and expenses	1,034	1,002
Bonuses or gratifications	10,255	10,292
Compensation in stock	1,508	1,765
Training expenses	138	108
Seniority compensation	12	1,580
Health funds	289	272
Other personnel expenses	431	392
Pension plans	452	1,207
Total	30,999	32,773

e)	Composition of key personnel

As of December 31, 2012 and 2011, the composition of the Bank’s key personnel is as follows:

	No. of executives
Position	2012	2011

Director	13	13
Division manager	19	18
Department manager	85	88
Manager	63	62
Total key personnel	180	181

Financial Statements 2012 / Banco Santander Chile 128

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 37

TRANSACTIONS WITH RELATED PARTIES, continued:

f)	Stock-based benefits

The following table details the activity in stock-based benefits paid to the key personnel of the Bank and its Affiliates. The detail for each of these benefit plans is described in section b) of Note 33.

	Number of Shares	Exercise price €	Group of employees	Number of people	Date of commencement of the benefit	Date of termination of benefit

Options granted (Plan I11)	1,057,204	-	Manager	161	07-01-2008	06-30-2011
Options granted (Plan I12)	327,882	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2009	1,385,086

2010 Flow
Options granted (Plan I11)	557,772	-	Manager	167	07-01-2008	06-30-2011
Options granted (Plan I12)	564,339	-	Manager	170	07-01-2009	06-30-2012
Options granted (Plan I13)	310,902	-	Manager	166	07-01-2010	06-30-2013
Plans in force on December 31, 2010	2,818,099

2011 Flow
Options granted (Plan I11)	315,716	-	Manager	174	07-01-2008	06-30-2011
Options granted (Plan I12)	591,686	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I13)	650,474	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I14)	268,318	-	Manager	147	07-01-2011	06-30-2014
Options exercised (Plan I11)	(1,930,692)	-	Manager	174	07-01-2008	06-30-2011
Plans in force on December 31, 2011	2,713,601

2012 Flow
Options granted (Plan I12)	601,101	-	Manager	157	07-01-2009	06-30-2012
Options granted (Plan I13)	501,456	-	Manager	166	07-01-2010	06-30-2013
Options granted (Plan I14)	508,144	-	Manager	147	07-01-2011	06-30-2014
Options exercised (Plan I12)	(2,085,008)	-	Manager	157	07-01-2009	06-30-2012
Plans in force on December 31, 2012	2,239,294

Plan I13	1,462,832
Plan I14	776,462

Financial Statements 2012 / Banco Santander Chile 129

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 38
PENSION PLANS

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pensions with an equivalent contribution. The executives will be entitled to receive this benefit only when they fulfill the following conditions:

i.	Aimed at the Group’s management
ii.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
iii.	The Santander Group will take on insurance (pension fund) on your behalf that it will pay (contribution) periodically.
iv.	The Santander Group will be responsible for granting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to receive this benefit.

The Bank will make the contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Assets related toplan by the end of the 2012 period total MCh$ 5,584 (MCh$ 5,508 in 2011).

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

1.	Calculation method:

Use of the credit unit projected method which considers each working year as generating an additional unit of rights over benefits and values each unit separately. It is calculated in function of the fund contributions considered as main parameter, factors associated with the legal annual pension limit, seniority, age and yearly income for each unit valued individually.

2.	Updated actuarial hypothesis:

Actuarial presuppositions with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculations were:

	Post- employment plans	Post- employment plans
	2012	2011

Mortality charts	RV-2004	RV-2004
Termination of contract rates	5.0%	5.0%
Impairment chart	PDT 1985	PDT 1985

Financial Statements 2012 / Banco Santander Chile 130

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 38

PENSION PLANS, continued:

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

The period’s activity for post-employment benefits is as follows:

	As of December 31,
	2012	2011
	MCh$	MCh$
Plan assets	5,584	5,508
Commitments for defined-benefit plans
For active personnel	(2,612)	(2,160)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at the year end	2,972	3,348

The period’s flow for post-employment benefits is as follows:

	As of December 31
	2012	2011
	MCh$	MCh$

a ) Fair value of plan assets
Balance at beginning of year	5,508	5,170
Expected yield of insurance contracts	326	403
Employer contributions	(250)	(65)
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	-	-
Fair value of plan assets at end of year	5,584	5,508
b ) Present value of obligations
Present value of obligations at beginning of the year	(2,160)	(953)
Net incorporation of Group companies	-	-
Service cost	(452)	(1,207)
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	-	-
Present value of obligations at end of the year	(2,612)	(2,160)
Net balance at the year end	2,972	3,348

Financial Statements 2012 / Banco Santander Chile 131

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 38

PENSION PLANS, continued:

Plan expected profit:

	As of December 31,
	2012	2011

Expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	As of December 31,
	2012	2011
	MCh$	MCh$

Current period service expenses	452	1.207
Interest cost	-	-
Expected yield from the plan’s assets	(326)	(403)
Expected yield of insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-
Actuarial (earn)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	126	804

Financial Statements 2012 / Banco Santander Chile 132

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is defined as the amount at which a financial instrument (asset or liability) could be delivered or settled, respectively, on a given date between two independent knowledgeable parties who act freely and prudently (i.e., not in a forced or liquidation sale). The most objective and customary reference for the fair value of an asset or liability is the quoted price that would be paid for it on a transparent organized market (“estimated fair value”).

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are inherently subjective and are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2012 and 2011:

	As of December 31,
	2012		2011
	Amount recorded	Financial fair value	Amount recorded	Financial fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	1,250,414	1,250,414	2,793,701	2,793,701
Cash items in process of collection	520,267	520,267	276,454	276,454
Trading investments	338,287	338,287	409,763	409,763
Investments under repurchase agreements	6,993	6,993	12,928	12,928
Financial derivative contracts	1,293,212	1,293,212	1,601,896	1,601,896
Loans and accounts receivable from customers and interbank loans (Net)	18,416,484	20,682,784	16,910,948	18,261,301
Available for sale investments	1,826,158	1,826,158	1,661,311	1,661,311

Liabilities
Deposits and interbank borrowings	15,520,235	15,495,714	15,255,021	14,631,032
Cash items in process of being cleared	284,953	284,953	89,486	89,486
Obligations under repurchase agreements	304,117	304,117	544,381	544,381
Financial derivative contracts	1,146,161	1,146,161	1,292,402	1,292,402
Issued debt instruments and other financial liabilities	4,763,900	5,300,998	4,799,838	5,238,471

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value:

a)	Cash and deposits in banks

The recorded value of cash and interbank loans approximates its estimated fair value in view of these instruments’ short-term nature.

Financial Statements 2012 / Banco Santander Chile 133

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

b)	Unsettled transactions, trading instruments, available for sale investment instruments, resale agreements, and securities loans

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturity in less than one year are evaluated at recorded value since, due to their short maturity term, they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

c)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured by the discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency is measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans which interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

d)	Deposits

Disclosed fair value of deposits that do not produce interests and saving accounts is the amount payable at reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated by a discounted cash flow calculation that applies current interest rates from a market monthly maturity calendar.

e)	Short and long term issued debt instruments

Fair value of these instruments is calculated by a discounted cash flow (DCF) analysis based on market rates and using these for each of the portfolio’s terms.

f)	Financial derivative contracts

The estimated fair value of financial derivative contracts was calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive or pay to rescind the contracts or agreements, bearing in mind the term structures of the interest rate curve, the underlying asset’s volatility and the counterparts’ credit risk.

If there are no quoted prices on the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparts’ credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IAS 39 provides a hierarchy of reasonable value which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Financial Statements 2012 / Banco Santander Chile 134

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

Level 1: In quoted prices on active markets for identical assets and liabilities.

Level 2: Inputs other than the quoted prices included in level 1 that are observable for assets or liabilities, either directly or indirectly; and

Level 3: Inputs for the asset or the liability that are not based on observable market data.

The hierarchy level within which the fair value measurement is categorized in its entirely is determined based on the lowest level of input that is significant to fair value the measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3).

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

- Chilean Government and Department of Treasure bonds

In the case instruments that cannot be totally observed in the market, price is established based on other observable prices (level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present value model

IRR are provided by Riskamerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given nemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present value model

IRR are provided by Riskamerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average by the amount of observed rates.

In case there are no valid transactions for a given nemotechnic on valuation day, the reported rate is IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present value model

IRR are provided by pricing providers such as ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by volatility smile Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

Financial Statements 2012 / Banco Santander Chile 135

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/Floors/Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

• UF options	Black – Scholes	There is no observable input of implicit volatility.

• Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.

• CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Other	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

• Bonds (in our case, low liquidity bonds)		Valuated by using similar instrument prices plus an adjustment rate by liquidity.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis, as of December 31, 2012 and 2011:

	Fair value measurement
	2012	Level 1	Level 2	Level 3
December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	338,287	334,756	3,531	-
Available for sale investments	1,826,158	1,020,904	803,895	1,359
Derivatives	1,293,212	-	1,231,422	61,790
Total	3,457,657	1,355,660	2,038,848	63,149

Liabilities
Derivatives	1,146,161	-	1,145,055	1,106
Total	1,146,161	-	1,145,055	1,106

	Fair value measurement
	2011	Level 1	Level 2	Level 3
December 31,	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	409,763	409,763	-	-
Available for sale investments	1,661,311	1,305,876	353,466	1,969
Derivatives	1,601,896	-	1,520,382	81,514
Total	3,672,970	1,715,639	1,873,848	83,483

Liabilities
Derivatives	1,292,402	-	1,291,033	1,369
Total	1,292,402	-	1,291,033	1,369

Financial Statements 2012 / Banco Santander Chile 136

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 39

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued:

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2012 and 2011:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2012	83,483	(1,369)

Total realized and unrealized profits (losses):
Included in statement of income	(19,724)	263
Included in comprehensive income	(610)	-
Purchases, issuances, and allocations (net)	-	-
As of December 31, 2012	63,149	(1,106)

Profits or losses included in income for 2012 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2012	(20,334)	263

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2011	104,308	(5,422)

Total realized and unrealized profits (losses):
Included in statement of income	(22,525)	4,053
Included in comprehensive income	1,700	-
Purchases, issuances, and allocations (net)	-	-
As of December 31, 2011	83,483	(1,369)

Total profits or losses included in income for 2011 that are attributable to change in unrealized profits (losses) related to assets or liabilities as of December 31, 2011	(20,825)	4,053

The realized and unrealized profits (losses) included in income for 2012 and 2011, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Income in the line item.

The potential effect as of December 31, 2012 and 2011 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

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Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40
RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several type of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risks: these arise from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:
a.	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.
b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.
c.	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.
d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party.

-	Liquidity risk liquidity risk is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds on onerous terms or damage its image and reputation

-	Operating risk this is a risk arising from human errors, system errors, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implications, or cause financial losses

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system with the international recommendations and trends, adapted to Chilean regulatory conditions and able to apply the most advanced practices in the markets in which the Bank operates. To optimize the performance of this function, the Board has established the Assets and Liabilities Committee (“ALCO”), whose principal task is to assist in carrying out its functions relating to oversight and management of the Bank’s risks. To complement the ALCO in the risk management function, the Board also has three key committees: the Markets Committee (“CDM,” the acronym in Spanish) the Executive Credit Committee (“CEC,” the acronym in Spanish) and the Audit Committee (“CDA,” the acronym in Spanish). Each of these committees is composed of directors and executive members of the Bank’s management.

The ALCO is responsible for developing risk handling policies of the Bank following the Board and Santander Spain Global Risk Department guidelines, as well as the requirements of the Chilean SBIF. Said policies have been created mainly to identify and analyse the risks the Bank faces, establishing risk limits and adequate controls and monitor risks and the abiding of limits. Risk handling policies and systems are revised regularly to reflect changes in market conditions and products or services offered. The Bank, through the creation and management of regulations and procedures, aims at developing a disciplined and constructive control environment in which all employees understand their role and duties.

To carry out its duties, the ALCO works directly with the Bank’s control and risk departments, whose joint objectives include the following:

-	evaluate risks whose magnitude might threaten the Bank’s solvency or which might potentially pose significant risks to its operations or reputation;
-	ensure that the Bank is equipped with the means, systems, structures, and resources consistent with best practices, which enable the implementation of the risk management strategy;
-	ensure the integration, control, and management of all the Bank’s risks;
-	apply homogeneous risk policies, policies and metrics throughout the Bank and its businesses;
-	develop and implement a risk management model at the bank, in order for risk exposure to be adequately integrated into the different decision making processes;

Financial Statements 2012 / Banco Santander Chile 138

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

-	identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities and the foreseeable impact of different scenarios on risk positioning; and
-	carry out the management of structural liquidity, interest rate and exchange rate risks, as well as those arising from the Bank’s own resource base.

To achieve the abovementioned goals, the Bank (Management and ALCO) carries out several activities related to risk management, including the following: calculate exposures to risk of different portfolios and/or investments, taking into consideration mitigating factors (guarantees, netting, collateral, etc.); calculate the probabilities of expected loss for each portfolio and/or investment; assign loss factors to the new transactions (rating and scoring); measure the risk values of the portfolios and/or investments based on different scenarios by means of historical simulations; specify limits for potential losses based on the different risks incurred; determine the potential impact of the structural risks on the Bank’s Consolidated Statements of Income; set limits and alerts which guarantee the Bank’s liquidity; and identify and quantify the operating risks by line of business, so as to facilitate their mitigation through corrective actions.

The CDA is mainly responsible for supervising compliance with the Bank’s risk management policies and procedures, and for reviewing the adaptation of the risk management framework to the risks faced by the Bank.

Credit risk

Credit risk: this is the risk of one of the parties to a financial instrument failing to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question, causing a financial loss on the other party. To manage credit risks, the Bank consolidates all elements and components of credit risk exposure (e.g. individual delinquency risk, innate risk of a business line or segment, and/or geographical risk).

Mitigation of credit risk for loans and accounts receivable

The Board has delegated the duty of credit risk management to the ALCO and CEC, as well as to the Bank’s risk departments, whose roles are summarized below:

-	Formulation of credit policies, by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submission of reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

-	Establish the structure to approve and renew credit applications. The Bank structures credit risks by assigning limits to the concentration of that risk in terms of individual debtors, debtors groups, industry segment and country. Approval levels are assigned to the correspondent officials of the business unit (commercial, consumer, SMEs) to be controlled permanently by management. In addition, those limits are revised constantly. Teams in charge of risk evaluation at branch level interact on a regular basis with customers; however, for large operations, the head office risk teams and even the CEC, work directly with customers to assess credit risks and prepare risk requests. Moreover, Banco Santander Spain participates in the process to approve larger credits; for example, to customers or economical groups with debts over USD 40 million.

-	Limit concentrations of exposure to customers or counterparts, in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating, and liquidity (for investments).

-	Develop and maintain the Bank’s credit risk classifications, for the purpose of classifying risks according to the degree of exposure to financial loss that is faced by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

-	Review and evaluate credit risk. Review and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits, prior to loan approvals for customers or prior to the acquisition of specific investments. Renewals and revisions of loans are subject to similar processes.

Financial Statements 2012 / Banco Santander Chile 139

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

When preparing a credit application for a corporate customer, the Bank verifies several parameters such as debt service capacity (generally including future cash flows), customer's financial record and/or projections for their economic area. The risk division is closely involved in this process. All applications include an analysis of the customer’s strengths and drawbacks, a classification and a recommendation. Credit limits are not established over customers’ outstanding balances but on the direct and indirect credit risk of the financial group. For example, a corporation would be evaluated together with subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individual, PYME), and the evaluation process is based on an evaluation system known as Garra (Hook) (Banco Santander) and Syseva (Santander Banefe). Both of these processes are decentralized, automated, and based on a scoring system that includes the credit risk policies adopted by the Bank’s Board. The loan application process is based on a collection of information to determine the customer’s financial condition and payment capacity. The parameters used to evaluate an applicant’s credit risk include several variables, such as: income level, duration of current employment, indebtedness and credit bureau reports.

-	Provide advice, orientation and specialized knowledge to the business units in order to promote the Bank’s best practices in credit risk management.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As a part of the acquisition process of financial investments and financial instruments, the Bank examines the probability of uncollectibility from issuers or counterparties, using internal and external evaluations, such as risk evaluators that are independent from the Bank.

The Bank is also governed by a strict and conservative policy which ensures that the issuers of its investments and the counterparties in derivative transactions are highly reputable.

In addition, the Bank operates with a variety of instruments which imply credit risk, but are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, performance bonds, and commitments to grant loans.

Guarantees and bonds imply an irrevocable payment obligation. If a guaranteed customer fails to meet their obligations to third parties secured by the Bank, the Bank will make the relevant payments; hence, these transactions imply the same credit risk exposure as an ordinary loan.

Documentary letters of credit are commitments documented by the Bank on behalf of customers, which are secured by the shipped merchandise to which they relate, and hence, have a lower risk than direct indebtedness. Performance bonds are contingent commitments which become enforceable only if the customer fails to carry out the work agreed upon with a third party and secured by such performance bonds.

In the case of loan commitments, the Bank is potentially exposed to losses for an amount equivalent to the amount unused of the commitment. However, the expected loss amount is lower than the commitment’s unused amount. The Bank controls the maturity term of credit lines since generally, long-term obligations have a larger credit risk than short-term ones.

Maximum credit risk exposure

For financial assets recorded in the Consolidated Statements of Financial Position, risk exposure equals their book amount. For ceded financial bonds, maximum exposure to credit risk equals the maximum amount the Banks would have to pay if the bond is executed.

Financial Statements 2012 / Banco Santander Chile 140

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Below is the distribution by financial asset of the Bank’s maximum exposure to credit risk as of December 31, 2012 and 2011, without deduction of collateral or credit improvements received:

		As of December 31,
		2012	2011
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Cash and deposits in banks	5	1,250,414	2,793,701
Cash items in process of collection	5	520,267	276,454
Trading investments	6	338,287	409,763
Investments under repurchase agreements	7	6,993	12,928
Financial derivative contracts	8	1,293,212	1,601,896
Loans and accounts receivable from customers and interbank loans (Net)	9 and 10	18,416,484	16,910,948
Available for sale investments	12	1,826,158	1,661,311

Off-balance commitments:
Letters of credit issued	24	199,420	184,649
Foreign letters of credit confirmed	24	113,878	52,889
Guarantees	24	1,046,114	920,986
Available credit lines	24	4,933,335	4,673,525
Personal guarantees	24	139,059	147,081
Other irrevocable credit commitments	24	63,828	95,150
Total		30,147,449	29,741,281

Financial Statements 2012 / Banco Santander Chile 141

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Credit quality is classified as described in the SBIF’s Compendium of Standards as of December 31, 2012 and 2011:

	December 31,
Category	2012				2011
loans	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Default	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	169,601	0.89	59	0.01	109,771	0.63	36	0.01
A2	1,945,252	10.26	1,249	0.23	1,401,030	8.04	1,016	0.19
A3	2,531,416	13.35	2,650	0.48	2,371,890	13.60	2,772	0.53
A4	1,587,998	8.37	12,230	2.22	1,555,956	8.92	13,404	2.56
A5	701,917	3.70	12,356	2.25	510,164	2.93	8,966	1.71
A6	335,676	1.77	13,972	2.54	307,875	1.77	8,927	1.70
B1	133,240	0.70	5,699	1.04	136,783	0.78	8,846	1.69
B2	77,411	0.41	4,714	0.86	67,467	0.39	4,829	0.92
B3	41,266	0.22	5,393	0.98	45,330	0.26	6,390	1.22
B4	35,980	0.19	7,331	1.33	19,680	0.11	1,487	0.28
C1	45,104	0.24	902	0.16	28,888	0.17	578	0.11
C2	30,796	0.16	3,080	0.56	26,896	0.15	2,690	0.51
C3	34,685	0.18	8,672	1.58	47,494	0.27	11,873	2.27
C4	28,246	0.15	11,298	2.05	40,879	0.23	16,352	3.12
C5	36,545	0.19	23,754	4.32	36,163	0.21	23,506	4.49
C6	46,246	0.24	41,622	7.57	40,600	0.23	36,392	6.95
Subtotal	7,781,379	41.02	154,981	28.18	6,746,866	38,69	148,064	28,26

	Group	Percentage	Allowance	Percentage	Group	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal portfolio	2,380,961	12.55	33,821	6.15	2,212,368	12.69	36,394	6.95
Default portfolio	417,254	2.20	62,117	11.29	416,039	2.39	60,721	11.59
Subtotal	2,798,215	14.75	95,938	17.44	2,628,407	15.08	97,115	18.54
Mortgage
Normal portfolio	5,042,551	26.59	17,485	22.99	4,915,967	28.20	17,962	3.43
Default Portfolio	229,030	1.21	18,505	24.85	199,696	1.15	17,671	3.37
Subtotal	5,271,581	27.80	35,990	47.84	5,115,663	29.35	35,633	6.80
Consumer
Normal portfolio	2,722,492	14.36	126,493	3.18	2,522,156	14.46	93,243	17.80
Default Portfolio	392,985	2.07	136,766	3.36	421,690	2.42	149,779	28.60
Subtotal	3,115,477	16.43	263,259	6.54	2,943,846	16.88	243,022	46.40
Total portfolios	18,966,652	100.00	550,168	100.00	17,434,782	100.00	523,834	100.00

Financial Statements 2012 / Banco Santander Chile 142

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Regarding the individual evaluation portfolio, the different categories correspond to:

-	A Categories or Normal Portfolios. Constituted by debtors with a payment capacity that allows them to fulfill their financial obligations and commitments and who, according to their financial situation, are not likely to change this condition in the short term.

-	B Categories or Substandard Portfolio. Includes debtors with financial difficulties or whose payment capacity has been diminished and about whom the Bank has considerable doubts about the total reimbursement of the capital and interest within the agreed terms, showing they are slightly tight regarding their financial obligations in the short term.

-	C Categories or Default Portfolio. Constituted by those debtors the Bank consider remote reimbursement since they have an impaired or null payment capacity.

Regarding group evaluation portfolios, all of the operations compounding them are evaluated together.

See Note 32 for the detail of the Bank’s impaired loans and their allowances. Also, see Note 21 for a detail of the maturity of the Bank’s financial assets.

Exposure to credit risk in foreign derivative contracts

As of December 31, 2012, the Bank’s foreign exposure—including the counterpart risk in the derivative instruments’ portfolio was USD 1,275 or 2.4% of assets.   In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Below, there are additional details regarding our exposure to Spain and Italy, since they are classified above 1 and where most of our exposure to categories other than 1 is. We have no sovereign exposures to Spain or Italy. Below we detail exposure to Italy and Spain as of December 31, 2012, considering fair value of derivative instruments.

Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	Financial investments USD MM	Exposure Total USD MM
Spain	2	19.22	24.47	0.00	0.00	43.69
Italy	2	73.51	4.59	0.00	0.00	78.10
Total		92.73	29.06	0.00	0.00	121.79

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) USD MM	Deposits USD MM	Loans USD MM	USD MM	Exposure Total USD MM
Banco Santander Spain	Spain	2	19.22	24.47	0.2	0.0	0.0

*	The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, the net credit exposure is USD 0.

**	We have included our exposure to Santander branches in New York and Hong Kong as exposure to Spain.

Financial Statements 2012 / Banco Santander Chile 143

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Impairment of other financial instruments

As of December 31, 2012 and 2011, the Bank had no significant impairment of its financial assets other than loans and accounts receivable

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

Procedures for management and valuation of securities are compiled in the internal policies of risk management. Said policies set the basic policies for credit risk management, including the management of securities received in customers’ operations. In this sense, the risk management model includes valuating the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

The procedures used for the valuation of security interests conform to best market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, value of the interest for investment funds, etc. All collateral received must be properly documented and registered in the appropriate registry, and must be approved by the Bank’s legal divisions.

In addition, the Bank has classification tools that allow it to group the credit quality of transactions or customers. To study how this probability varies, the Bank has historical record databases that keep the internally generated information. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests provided to the Bank as of December 31, 2012 and 2011.

	As of December 31,
	2012	2011
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	11,462,572	8,285,570
Investments and others	869,036	716,735
Impaired financial assets:
Properties/mortgages	1,145,721	622,723
Investments and others	105,903	102,906
Total	13,583,232	9,727,934

Financial Statements 2012 / Banco Santander Chile 144

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is continually exposed to demands for cash arising from multiple banking transactions such as payments from checking accounts, payments on time deposits, payments of guarantees, disbursements for derivative transactions, etc. As is inherent in banking activity, the Bank does not hold enough cash to cover the balance of these positions, since experience shows that only a minimal amount of these funds will be withdrawn, which amount can be foreseen with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure—within possible—to have enough liquidity to fulfill its obligations to maturity, in normal circumstances and stress conditions, without entering unacceptable debts or risking the Bank’s reputation. The Board establishes limits in a minimal part of available funds close to maturity to fulfill said payments and over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. On the other hand, the Bank must comply the regulation limits established by the SBIF for maturity mismatches.

These limits affect the asymmetries of future flows of income and outlays on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital;
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital; and
iii.	mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all business units about the liquidity profile of its financial assets and liabilities in addition to details from other future cash flows that arise from future businesses. Based on this information, the Treasury keeps a short-term liquid assets portfolio, mainly composed of liquid investments, interbank loans and advanced payments, to guarantee that the Bank has enough liquidity. Liquidity needs of business units are fulfilled through short-term transfers from Treasury to cover any short-term variation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position daily to establish future flows of inflow and outflow. At each month's closing, stress tests are carried out for which a variety of scenarios is used, from normal market conditions to fluctuations. Liquidity policy and procedures are subjected to review and approval of the Bank’s Board. There are periodical reports detailing the Bank’s and its subsidiaries’ liquidity position, including any exception and adopted correcting measures, which are also reviewed periodically by the ALCO.

The Bank relies on customer (retail) and institutional deposits, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits have maturities of more than one year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short-term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk through continual supervision of the market trends and price management.

Financial Statements 2012 / Banco Santander Chile 145

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Exposure to liquidity risk

One of the key measures the Bank uses for its liquidity risk management is providing net liquid assets to customers’ deposits. To do this, net liquid assets must include cash, cash equivalents and debt investments with an active and liquid market, minus interbank deposits, issued fixed rate securities, loans and other securities that mature next month. A similar, yet not identical measure is used as a calculation to measure the Bank's default with the liquidity limit established by the SBIF, in which the Bank establishes the mismatch between its benefits and obligations according to maturity based on estimate behavior. Mismatch proportion to 30 days regarding capital and 90 days regarding 2 times the capital is shown below:

	As of December 31,
	2012	2011
	%	%
30 days	51.00	21.00
30 days foreign currency	3.00	17.00
90 days	29.00	53.00

Next, is the breakdown by maturity, of the assets and liabilities balances of the Bank as of December 31, 2012 and 2011, also considering those off-balance commitments:

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
As of December 31, 2012	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	2,954,752	1,353,187	2,081,752	3,969,599	7,060,705	6,781,988	24,201,983
Maturity of liabilities (Note 21)	(5,396,782)	(5,423,233)	(2,740,256)	(3,219,159)	(3,236,072)	(2,003,864)	(22,019,366)
Net maturity	(2,442,030)	(4,070,046)	(658,504)	750,440	3,824,633	4,778,124	2,182,617
Off-balance commitments:
Personal guarantees	-	(23,315)	(24,201)	(22,051)	(65,571)	(3,921)	(139,059)
Foreign letters of credit confirmed	-	(4,786)	(22,127)	(40,870)	(46,095)	-	(113,878)
Letters of credit issued	-	(52,056)	(103,153)	(6,351)	(37,860)	-	(199,420)
Guarantees	-	(82,428)	(136,561)	(312,299)	(488,770)	(26,056)	(1,046,114)

Net maturity, including commitments	(2,442,030)	(4,232,631)	(944,546)	368,869	3,186,337	4,748,147	684,146

	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
As of December 31, 2011	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Maturity of assets (Note 21)	3,599,575	2,272,721	1,675,813	3,402,246	6,829,887	6,410,593	24,190,835
Maturity of liabilities (Note 21)	(4,854,055)	(4,955,437)	(3,217,968)	(3,670,122)	(3,389,892)	(1,893,654)	(21,981,128)
Net maturity	(1,254,480)	(2,682,716)	(1,542,155)	(267,876)	3,439,995	4,516,939	2,209,707
Off-balance commitments:
Personal guarantees	(195)	(22,058)	(31,783)	(27,934)	(59,849)	(5,262)	(147,081)
Foreign letters of credit confirmed	-	(21,653)	(19,091)	(377)	(11,768)	-	(52,889)
Letters of credit issued	(28)	(58,637)	(85,747)	(1,552)	(38,685)	-	(184,649)
Guarantees	(135)	(77,553)	(120,989)	(314,486)	(383,712)	(24,111)	(920,986)

Net maturity, including commitments	(1,254,838)	(2,862,617)	(1,799,765)	(612,225)	2,945,981	4,487,566	904,102

The tables above show cash flows without deducting financial assets and liabilities over estimated maturity base. Future cash flows from these instruments might vary significantly compared to this analysis. For example, we expect that Demand deposits remain stable or grow steadily and we do not expect to execute all unrecognized loan obligations. In addition, the above detail excludes available credit lines since they do not have contract-defined maturities.

Financial Statements 2012 / Banco Santander Chile 146

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments which value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or undoing the open transaction/position. The goal of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange type, prices, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management to measure market risk is based mainly on the procedures and standards of Santander Spain, which are in turn based on analysis of management in three principal components:

-	trading portfolio;
-	-domestic financial management portfolio;
-	foreign financial management portfolio.

The trading portfolio is comprised mainly of investments valued at fair value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intent of selling them in the short term in order to benefit from short-term price fluctuations. The financial management portfolios include all the financial investments not considered a part of trading portfolio.

The ALCO is the general responsible for the market risk. The Bank’s risk/finance department is responsible for formulating detailed management policies and applying them to the Bank’s operations, in conformity with the guidelines adopted by the ALCO and the Global Risk Department of Banco Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	apply the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VAR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnish information on the trading activities to the ALCO, other members of the Bank’s management and the Global Risk Department of Santander – Spain.

The department’s functions in connection with financial management portfolios include the following:

i.	perform sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential loss forecasted by these simulations, and
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Santander - Spain.

Market risk - trading portfolio

The Bank applies VaR methods to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position that made of fixed income investments, currency trade and a minimum position of share investments. This portfolio is mostly made of Chilean Central Bank bonds, mortgage bonds and corporate bonds issued locally at low risk. At the closing date, the trading portfolio did not show investments in another portfolio.

Financial Statements 2012 / Banco Santander Chile 147

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

For the Bank, VaR estimate is done through the historical simulation method which consists in observing the behavior of profit and loss that might have taken place with the current portfolio if the market conditions of a given time had been present so to, based on that information, infer maximum loss with a determined confidence level. This method has the advantage of reflecting precisely the historical distribution of market values and not requiring any distribution assumption for specific probability. All VaR measures are destined to establish the distribution function for the value change in a given portfolio and, once this distribution is known, to calculate the percentile related to the necessary confidence level, which will match the risk value in virtue of those parameters. According to what the Bank calculated, the VaR is an estimate of the maximum expected loss of value market of a given portfolio in one day, with 99.00% confidence. It is the maximum loss in one day the Bank could expect in a given portfolio with a confidence level of 99.00%. In other words, it is the loss the Bank would have to deal only 1.0% of the time. VaR provides a single estimation of the market risk that cannot be compared between market risks. Returns are calculated using a time window of 2 years or, at least, 520 data points gathered since the reference date in the past to calculate VaR.

The Bank does not calculate three separate VaR. Only one VaR is calculated for the entire trading portfolio which, in addition, in separated into risk types. The VaR program carries out a historical simulation and calculates a G&P Statement for 520 data points (days) for each risk factor (fixed income, currency and variable income). Each risk factor’s G&P is added and a consolidated VaR is calculated with 520 data points or days. In addition, the VaR is calculated for each risk factor based on the individual G&P calculated for each. Moreover, a weighted VaR is calculated following the above mentioned method but giving a larger weight to the 30 most recent data points. The highest VaR is reported. In 2011 and 2010, we were still using the same VaR model and the methodology has not changed.

The Bank uses VaR estimates to issue a warning in case the statistically estimated losses for the trading portfolio exceed the cautionary levels and, therefore, there are certain predetermined levels.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument j, preferably the same one used to calculate the market value and income of the daily position. This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables, and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	-The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day. It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	-The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses.

Financial Statements 2012 / Banco Santander Chile 148

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

In 2012 and 2011, Bank did not, at any time, exceed the VaR limits related to the three elements of the trading portfolio: fixed income investments, variable income investments or foreign currency investments.

The Bank carries out back-testings on a daily basis and, generally, we discover that trading losses exceed the estimated VaR almost one out hundred business days. Also, a maximum VaR limit was established that can be applied over the trading portfolio. Both in 2012 and 2011, the Bank has kept within the maximum limit it established for the VaR; even when the real VaR exceeded estimations.

High, low and average levels for each component and year were as follows:

VaR	2012 USDMM	2011 USDMM
Consolidated:
High	4.62	11.02
Low	0.96	2.39
Average	2.33	6.07

Fixed-income investments:
High	4.99	11.18
Low	0.95	2.54
Average	2.24	6.09

Variable-income investments
High	0.07	0.23
Low	0.00	0.00
Average	0.00	0.07

Foreign currency investments
High	3.23	3.87
Low	0.03	0.09
Average	0.66	0.90

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure market risk for domestic and foreign currencies (not included in the trading portfolio). The Bank carries out a simulation of scenarios that will be calculated as the difference between current flows in the chosen scenario (curve with a parallel movement of 100pb in all its sections) and its value in the base scenario (current market). All positions in domestic currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57 which represents a change in the curve of 57 base points in all real rates and 100 base points in nominal rates. The same scenario is carried out for net positions in foreign currency and interest rates in USD. In addition, the Bank has established limits regarding maximum loss this kind of movements in interest rates can have over capital and net financial income budgeted for the year.

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0.

Financial Statements 2012 / Banco Santander Chile 149

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 base points based on yield curve (57 base points for real rates). The Bank uses a 100 base points exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, so as to compare, control and consolidate market risk by country in a realistic and orderly fashion.

In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.
-	This model assumes an identical change along the entire length of the yield curve and takes no account of the different movements for different maturities.

-	The model takes no account of the sensitivity of volumes which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – December 31, 2012 and 2011

	2012		2011
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	37,300	167,530	22,380	167,530
High	26,233	100,175	19,823	107,745
Low	13,885	85,546	590	71,805
Average	20,054	92,312	9,053	93,328
Financial management portfolio – foreign currency (in millions of $US)
Loss limit	40,0	40,0	44,0	44,0
High	24,3	14,7	22,8	16,0
Low	3,7	4,5	3,0	1,2
Average	12,8	11,7	14,1	7,8
Financial management portfolio – consolidated (in MCh$)
Loss limit	39,200	167,530	37,300	167,530
High	26,437	100,201	21,149	107,845
Low	17,037	85,566	7,032	71,863
Average	21,165	92,457	13,004	93,417

Operating risk

Operating risk is the risk of direct or indirect losses stemming from a wide variety of causes related to the Bank’s processes, personnel, technology and infrastructure, as well as external factors other than credit, market, or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all the Bank’s operations.

The Bank’s objective is to manage operating risk in order to mitigate economic losses and damage to the Bank’s reputation through a flexible internal control structure.

The Bank’s management has the main responsibility to develop and apply controls to face operating risks. This responsibility is supported by the global development of the Bank’s standards for operating risk management in the following areas:

-	Requirements for adequate segregation of duties, including independent authorization of transactions
-	Requirements for reconciliation and supervision of transactions

Financial Statements 2012 / Banco Santander Chile 150

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 40

RISK MANAGEMENT, continued:

-	Compliance with the applicable legal and regulatory requirements
-	Documentation of controls and procedures
-	Requirements for periodic evaluation of applicable operating risks and improvement of the controls and procedures to address the risks that are identified
-	Requirements for disclosure of operating losses and the proposed corrective measures
-	Development of contingency plans
-	Training and professional development
-	Adoption of ethical business standards
-	Reduction or mitigation of risks, including acquisition of insurance policies if they are effective

Compliance with the Bank’s standards is supported by a program of periodic reviews conducted by the Bank’s internal audit unit, whose results are internally submitted to the management of the business unit that was examined and to the CDA.

Risk Concentration

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. See Note 10 of the financial statements for a detail of the concentration of the Bank’s loans and accounts receivable by industry.

NOTE 41

SUBSEQUENT EVENTS

Between January 1, 2013 and the date on which these Consolidated Financial Statements were issued (January 21, 2013), no other events have occurred which could significantly affect their interpretation.

FELIPE CONTRERAS FAJARDO Accounting Manager	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Financial Statements 2012 / Banco Santander Chile 151